7/17

Follow-Up Materials



06013533

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GMO Internet Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34950 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 5/18/06

82-34950

RECEIVED
2006 MAY 17 A 9:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-31-05

[Cover Sheet]

[Shelf Registration Number]	18 - Kanto 35
[Submitted document]	Shelf Registration Statement
[To be submitted to]	Head of the Kanto Finance Bureau
[Date of Submission]	March 13, 2006
[Company Name]	GMO Internet, Inc.
[Company Name in English]	GMO Internet, Inc.
[Title and Name of Representative Director]	Masatoshi Kumagai, Representative Director and President
[Location of Head Office]	26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo
[Phone Number]	(03) 5456-2555
[Name of Contact Person]	Masashi Yasuda Executive director responsible for administrative sections, Group business strategies, and investor relations
[Nearest Contact Address]	26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo
[Phone Number]	(03) 5456-2731
[Name of Contact Person]	Toshihiko Sugaya, Director and Manager of Group General Affairs Division
[Type of Offered Securities for Shelf Registration]	Warrants
[Planned Issue Period]	From the planned effective date (March 21, 2006) of the shelf registration based on this shelf registration statement to the date two years hence (March 20, 2008)
[Planned Issue Price]	0 yen (Note 1) 130,000,000 yen (Note 2) (Note) 1. Total issue price of the warrants. 2. Amount obtained by adding the total to be

	paid upon the exercise of stock acquisition rights to the total issue price of the warrants.
[Matters concerning stabilizing transaction]	No applicable item.
[Place where the report is made available for public inspection]	Tokyo Stock Exchange Inc. (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

RECEIVED
2006 MAY 17 A 9:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Section I. Securities Information

I. Offering Memorandum

Securities other than those listed below that are obtained through an offering shall in each instance be included in the Revised Shelf Registration Statement or the Supplementary Documents to the Shelf Registration Statement.

1. Newly Issued Warrants

(1) Terms of Offering

Number of warrants to be issued	Undecided (Note 1)
Total issue price	0 Yen
Offer price	0 Yen
Subscription fee	Undecided
Subscription unit	One right
Subscription period	Undecided
Advance on subscription	Unnecessary
Location of subscription agent	Undecided
Payment date	As the warrants shall be issued free of charge, a payment date shall not be established. The date of issuance of the stock acquisition rights is undecided.
Place for payment	Not applicable.

(Note) 1. The total number of stock acquisition rights to be issued shall be decided by the Board of Directors of the Company with an upper limit set on 130 million rights. The Board of Directors may issue the stock acquisition rights more than once so long as the total number of stock acquisition rights does not exceed the upper limit.

2. The Company shall give subscribing rights for the stock acquisition rights to shareholders (excluding the Company) listed or recorded on the final register of shareholders or beneficial shareholders on a date determined by the Board of Directors of the Company when it decides on the issuance of the stock acquisition rights and shall issue the stock acquisition rights to these shareholders.

3. The number of the stock acquisition rights that each shareholder shall have as a subscribing right shall be one right for each share owned.

(2) Content, etc. of Stock Acquisition Rights

Type of shares under stock acquisition rights	Ordinary stock of GMO Internet, Inc.

Number of shares under stock acquisition rights	Undecided The number of shares for each stock acquisition right shall be one share.
Amount to be paid upon exercise of stock acquisition rights	Undecided (Note 1)
Total issue price of shares to be issued upon full exercise of stock acquisition rights	Undecided
Amount of offer price and the amount of capitalization upon full exercise of stock acquisition rights	Undecided
Exercise period for stock acquisition rights	Undecided (Note 2)
Place of reception, agent service for request for exercise of stock acquisition rights and the place for payment	Undecided
Conditions for the exercise of stock acquisition rights	Undecided (Note 2)
Events and conditions for cancellation of stock acquisition rights	Undecided (Note 2)
Matters related to the assignment of stock acquisition rights	Approval of the Board of Directors of the Company is required for the assignment of stock acquisition rights.

(Note) 1. The amount to be paid upon exercise of the stock acquisition rights shall be one yen or more as determined by the Board of Directors of the Company.

2. These items shall be decided by the Board of Directors of the Company. The exercise period, conditions for the exercise and events and conditions for the cancellation may be established, considering the effect of countermeasures stipulated in "III Special Information Related to Public Offering or Secondary Offering" below.

(3) Underwriting of Warrants

Not applicable.

2. Use of Funds from New Issuance

(1) Amount of Funds from New Issuance

The stock acquisition rights will be issued free of charge, so there shall be no proceeds from the issuance itself. As cash payments due to the exercise of the stock acquisition rights shall be dependent upon the judgment of the holder of the stock acquisition rights, the amount of proceeds from payment due to the exercise of the stock acquisition rights is undecided.

(2) Use of Funds

Undecided

II. Secondary Offering Memorandum

Not applicable.

III. Special Information Related to Public Offering and Secondary Offering

Policies to Respond to Actions to Purchase Large Quantities of the Company's Shares (Defense Against Takeover Bids)

At a meeting of the Board of Directors of the Company held on March 31, 2006, the Company decided on policies to respond to actions to purchase the stock certificates etc. (Note 3) of the Company for the purpose of a particular group (Note 1) obtaining a voting rights ratio (Note 2) of 20% or more, or actions to purchase the stock certificates etc. of the Company that result in the voting rights ratio of a particular group being 20% or more (excluding actions agreed to by the Board of Directors of the Company in advance; such purchase actions shall hereinafter be referred to as "large purchase action," and a person who takes large purchase action shall be referred to as "large quantity purchaser"). The policies in response to a large purchase action shall be as follows.

(Note 1) A particular group denotes (1) (a) a holder (meaning the holder as stipulated under Article 27-23, Paragraph 1 of the Securities and Exchange Law, including those who are included as holders as prescribed in Paragraph 3 of the same article) of stock certificates, etc. of the Company (meaning the stock certificates, etc. as prescribed in Article 27-23, Paragraph 1 of the Securities and Exchange Law) and (b) joint holders (meaning the joint holders as stipulated under Article 27-23, Paragraph 5 of the Securities and Exchange Law, including those who are included as holders based on Paragraph 6 of the same article) and (2) (a) a person who purchases, etc. (meaning purchases, etc. as prescribed in the same paragraph, including purchases conducted in securities exchange markets) stock certificates, etc. of the Company (meaning stock certificates, etc. as prescribed in Article 27-2, Paragraph 1 of the same

law) and (b) special related parties (meaning the special related parties as prescribed in Article 27-2, Paragraph 7 of the same law).

(Note 2) Depending on the specific purchase method of a particular shareholders group, the voting rights ratio means (a) in the case of the holders or joint holders of the stock certificates, etc. of the Company (meaning stock certificates, etc. as prescribed in Article 27-23, Paragraph 1 of the Securities and Exchange Law) in a particular shareholders group, the total holding ratio of stock certificates, etc. of said holders (meaning the holding ratio of stock, etc. as prescribed in Article 27-23, Paragraph 4 of the same law; in this case, the number of stock certificates, etc. held by the joint holders of said group, meaning the number of stock certificates, etc. held stipulated in the same paragraph, shall be taken into account for the calculation) or (b) in the case of a particular shareholders group which is the large quantity purchaser of stock certificates, etc. of the Company (meaning the stock certificates, etc. as prescribed in Article 27-2, Paragraph 1 of the Securities and Exchange Law) and special related parties, the total ownership ratio of stock certificates, etc. of the large quantity purchaser and special related parties (meaning the ownership ratio of stock certificates, etc. as prescribed in Article 27-2, Paragraph 8 of the same law). For the calculation of the holding ratio of stock certificates, etc. or the ownership ratio of stock certificates, etc., the total number of shares outstanding (as stipulated in Article 27-23, Paragraph 4 of the same law) and the total number of voting rights (as stipulated in Article 27-2, Paragraph 8 of the same law), reference may be made to the most recently submitted report among securities reports, semi-annual reports, and treasury stock purchase reports.

(Note 3) Stock certificates, etc. has the meaning prescribed in Article 27-23, Paragraph 1 of the Securities and Exchange Law.

1. Purpose of Large Purchase Rules

The Board of Directors of the Company believes that the shares of the Company should be traded in the market, as long as the market accepts free trading of the shares of the Company as a public company. Therefore, it believes that a decision about whether or not to accept a large purchase action by a large quantity purchaser should eventually be made by the shareholders of the Company. However, for the shareholders to make an appropriate judgment, the Board of Directors believes that it is essential to provide them with sufficient information, and that this information should not be provided unilaterally by the large quantity purchaser, but should also come from the Board of Directors, which is actually responsible for management of the Company, and include its evaluation of and opinions about the large purchase action.

Under the corporate slogan "Internet for Everyone," the GMO Group provides integrated Internet services centered on (1) the Internet Use Support (Internet Infrastructure) Business, which includes access, domain acquisition, rental server, security, and online settlement businesses, (2) the Internet Advertising Support (Media) Business, which includes Internet media construction, Internet advertising sales, JWord, and online gaming businesses, and (3) the Internet Finance Business, which mainly provides personal financial services. We believed that these businesses do not operate independently but function mutually in an organically unified way, thereby creating synergy and increasing corporate value. In addition, the progress of Internet-related technologies is extremely rapid, and industry standards and customer needs change rapidly in tandem with technological

developments. Therefore, we believe that the Company requires management know-how based on a high-level of expertise in the characteristics of the businesses and the Internet services mentioned above. In addition, the Company's management needs to be aware of the superior technologies and capabilities of the employees that can cope with technological innovations, the group companies that operate their businesses in an organically unified manner, and the relationships with the stakeholders, including customers and business partners. Without such awareness, it would be difficult to understand the corporate value of the Company. Therefore, we believe that it is extremely important that the shareholders be provided not just with the information given by the large quantity purchaser, but also with the evaluation and opinions of the Board of Directors of the Company, which has a sufficient understanding of the characteristics of the Company's businesses, regarding the large purchase action so that the large purchase action can be properly evaluated.

Therefore, the Board of Directors of the Company believes that rules regarding large purchase actions (hereinafter referred to as "Large Purchase Rules") should be established. According to these Large Purchase Rules, the collection and provision of information necessary and sufficient for shareholders to make a judgment regarding a large purchase action as well as the publication of the summarized opinions of the Board of Directors based on its evaluation and discussions will contribute to the common interests of our shareholders. Therefore, the Board of Directors shall ask the large quantity purchaser to comply with the Large Purchase Rules and may take actions that the Board of Directors deems appropriate in such cases if the large quantity purchaser does not comply with these Rules, or if the large purchase action seriously undermines the common interests of our shareholders even if the large quantity purchaser complies with the Rules.

2. Content of Large Purchase Rules

The purpose of establishing the Large Purchase Rules is to set up a period in which necessary and sufficient information shall be given by the large quantity purchaser to the Board of Directors of the Company before the large purchase action is undertaken in order for the Board of Directors to evaluate and review the large purchase action based on the information. The large purchase action shall commence after this period has elapsed. The outline of the Large Purchase Rules is as follows.

(1) Provision of Information

The large quantity purchaser shall provide necessary and sufficient information (hereinafter referred to as the "large purchase information") before the large purchase action is undertaken in order for our shareholders to make a judgment and for the Board of Directors to make an evaluation and review.

As the specifics of the large purchase information could differ depending upon the content and form of the large purchase action, the large quantity purchaser shall first submit to the Company a

statement of intent expressing its goal to initiate a large purchase action in accordance with the Large Purchase Rules. The statement of intent shall include the following:

(a) Name and address of large quantity purchaser

(b) Law that governs the establishment of large quantity purchaser

(c) Name of representative of large quantity purchaser

(d) Contact information in Japan for large quantity purchaser

(e) Overview of proposed large purchase action

(f) Oath to comply with Large Purchase Rules

The Company shall deliver to the large quantity purchaser a list of large purchase information that should initially be submitted to the Company within five business days (excluding the first day) after the Company receives the statement of intent that includes all items, (a) through (f). If the initially submitted information is deemed insufficient, the large quantity purchaser may be asked to submit additional information. Regardless of the content and form of the large purchase action, the information related to the following items shall, in principle, be included in the large purchase information to be submitted.

(a) Overview of large quantity purchaser and its group

(b) Purpose, method and content of large purchase action

(c) Existence of communication of intent with third party when taking large purchase action, and its content, if any

(d) Basis for computation of purchase consideration and backing for purchase funds

(e) Name and other general information and attributes of the provider of the purchase funds to the large quantity purchaser

(f) Management policy and business plan for the Company and the Company Group that the large quantity purchaser intends to make after it has completed the large purchase action

(g) Measures for the stable and continuous improvement of the corporate value of the Company and the Company Group that the large quantity purchaser intends to implement after it has completed the large purchase action, and the reasons the measures will improve the corporate value of the Company and the Company Group

(h) Whether the large quantity purchaser intends to change the relationships between the Company and the Company Group and their stakeholders, including employees, business partners, customers and local communities after it has completed the large purchase action, and the content of the changes, if any

If it is considered necessary for the judgment of our shareholders, all or part of the large purchase information that is submitted to the Board of Directors of the Company and the fact that the large purchase action is proposed shall be published when we deem it appropriate.

(2) Evaluation and Review by the Board of Directors of the Company

Regarding a large purchase action, the Board of Directors of the Company believes that after the large quantity purchaser has submitted the large purchase information to the Board of Directors, a period of 60 days (excluding the first day) in the case when all stock certificates, etc. of the Company are to be purchased in a takeover bid using just cash (yen) as consideration, or 90 days (excluding the first day) for all other cases should be ensured for the evaluation, review, negotiation, formulation of opinions, and preparation of alternative solutions by the Board of Directors (hereinafter referred as "Board of Directors' evaluation period"), according to the level of difficulty of the evaluation. During the Board of Directors' evaluation period, the Board of Directors of the Company shall sufficiently evaluate and review the large purchase information by receiving advice from external experts as necessary, and organize and publish its opinions. Also, the Board of Directors may negotiate with the large quantity purchaser about improving the conditions of the large purchase action and propose alternative solutions to the shareholders.

The large purchase action shall commence only after the Board of Directors' evaluation period has elapsed.

3. Responses to Large Purchase Action

(1) When the Large Quantity Purchaser Does Not Comply with Large Purchase Rules

When the large quantity purchaser does not comply with the Large Purchase Rules, the Board of Directors of the Company may implement measures such as issuing stock acquisition rights or new shares (hereinafter referred to as "countermeasures") as permitted by the Commercial Code (this shall be replaced by the Company Law after the Company Law (Law No. 86, 2005) comes into effect.) and other laws and the Articles of Incorporation of the Company to counteract the large purchase action in order to protect the common interests of our shareholders and the corporate value of the Company, regardless of the specific purchase method. The specific countermeasures that are considered reasonable at that particular point in time shall be selected.

For the outline of a case in which stock acquisition rights are issued through an offering to shareholders as a specific countermeasure, refer to "I Offering Memorandum" above in "Section I Securities Information." However, the exercise period and the terms of exercise (so that the

particular shareholders group that includes the large quantity purchaser may not exercise its stock acquisition rights) may be set up when the stock acquisition rights are actually issued.

(2) When the Large Quantity Purchaser Complies with Large Purchase Rules

When the large quantity purchaser complies with the Large Purchase Rules, the Board of Directors of the Company will not implement countermeasures against the large purchase action in principle even if the Board of Directors opposes the large purchase action, although the possibility that the Board of Directors may take action such as express an adverse opinion, propose an alternative solution and persuade the shareholders shall not be excluded. The shareholders of the Company shall determine whether they will accept the proposal of the takeover bid by the large quantity purchaser, taking into consideration the content of the proposal and the opinions and alternative solutions of the Board of Directors.

However, even if the Large Purchase Rules are complied with, the Board of Directors of the Company may implement countermeasures (for the content of specific countermeasures refer to 3 (1) above) when it is considered that the large purchase action will significantly undermine the common interests of the shareholders and the corporate value of the Company. Specifically, when the large purchase action is considered to fall under one of the following categories, it shall be considered to be a case that significantly undermines the common interest of the shareholders and the corporate value of the Company in principle.

(a) When it is considered that there is a lack of a real intention to participate in the management of the Company and the large quantity purchaser acquires the shares of the Company with intent of raising the share price so that a related party of the Company will repurchase the shares (so-called greenmail)

(b) When it is considered that the large quantity purchaser acquires the shares of the Company with intent of transferring to the large quantity purchaser or its group company, etc. the assets of the Company that are necessary for its business operations, such as real estate, movable estate, intellectual property, expertise, secret company information, major business partners and customers by temporarily controlling the management of the Company

(c) When it is considered that the large quantity purchaser acquires the shares of the Company with intent of using the assets of the Company as collateral or as the source of repayment for the debt of the large quantity purchaser or its group company, etc. after controlling the management of the Company

(d) When it is considered that the large quantity purchaser acquires the shares of the Company with intent of having the Company dispose of highly priced assets such as real estate and securities which are not related to the business of the Company at that time in

such a way as to pay high dividends temporarily using the gains on the disposal or to sell shares of the Company at a high price when the share price rises due to the temporarily high dividends

(e) When it is reasonably determined that the terms of the purchase of the Company's shares proposed by the large quantity purchaser (including, but not limited to, the amount, type, content, timing, method, the existence of illegality, and feasibility of the purchase consideration) are insufficient or inappropriate in light of the corporate value of the Company

(f) When it is considered that the purchase method of Company's shares proposed by the large quantity purchaser could restrict the opportunity or freedom of the shareholders to make a judgment and practically coerces them into selling the Company's shares, such as in a coercive two-tier tender offer (which is the purchase of shares via a takeover bid, etc. without soliciting the sale of all shares in the first offer but setting disadvantageous terms for the shareholders or making the terms unclear in the second offer; however a partial takeover bid is not necessarily considered a coercive two-tier tender offer)

(g) When it is reasonably determined that the policy, etc. towards customers, employees and other stakeholders of the Company at the time or after the large quantity purchaser acquires control of the Company degrades the corporate value of the Company, including the interests of the shareholders, customers, employees and other stakeholders of the Company, or prevents the corporate value of the Company from being maintained or improved

(h) When it is reasonably determined that the large quantity purchaser is inappropriate as the controlling shareholder of the Company from the standpoint of public order and morals.

4. Procedures to Ensure Soundness and Fairness of Countermeasures

(1) As the Board of Directors of the Company makes the final determination with regard to the advancement of procedures according to the Large Purchase Rules and the implementation of certain countermeasures that are considered appropriate for protecting the common interest of the shareholders of the Company and the corporate value of the Company even when the Large Purchase Rules are complied with, the Company has established a special committee independent from the Board of Directors to ensure the soundness and fairness of the countermeasures. The special committee shall have three to five members selected from among outside directors, outside corporate auditors, lawyers, certified public accountants, certified tax accountants, academic experts, persons familiar with the investment baking

business, and outside persons who have experience as directors or executive officers. We have decided that the special committee shall initially have four members, including two outside corporate auditors and Mr. Zenichi Shishido (professor at Seikei University Graduate School of Law) and Mr. Eiji Masuda (lawyer).

(2) When the Board of Directors of the Company implements countermeasures, it shall follow the procedures outlined below to ensure the soundness and fairness of its judgment.

First, the Board of Directors shall consult the special committee regarding the implementation of countermeasures by presenting the content of the specific countermeasures prior to their implementation. The special committee shall make a recommendation to the Board of Directors regarding the implementation of the countermeasure based on the consultation. The Board of Directors shall respect the recommendation of the special committee as much as possible when it determines whether the countermeasure should be implemented.

In addition, in order for the Board of Directors to implement the countermeasures, all the directors are required to reach an agreement after obtaining an agreement from all the corporate auditors, including the two outside corporate auditors. Also, the Board of Directors shall not only consult the special committee regarding the implementation of the countermeasures, but shall also examine the large quantity purchaser, the specific content of the large purchase action and the impact that it will have on the common interests of the shareholders of the Company and the corporate value of the Company based on the large purchase information provided by the large quantity purchaser, while obtaining advice from outside experts.

In the event that a question arises about whether the large purchase information provided by the large quantity purchaser is necessary and sufficient or that the Board of Directors presents an alternative solution to the shareholders of the Company, or in other cases that the Board of Directors deems necessary, the Board of Directors may consult the special committee at its own discretion regarding matters other than the implementation of countermeasures as mentioned above. When the special committee is consulted by the Board of Directors, it shall examine the matters presented by the Board of Directors and make a recommendation to the Board of Directors.

(3) Even when the countermeasures are implemented according to the procedures provided in paragraph (2) above, (a) if the large quantity purchaser cancels or withdraws the large purchase action, or (b) if there is a change in relevant facts that served as a premise for the implementation of the countermeasures, and if the continuation of the countermeasures to maintain and improve the common interests of the shareholders of the Company and the corporate value of the Company are no longer considered reasonable from an objective perspective, then the Board of Directors shall consult the special committee once again

regarding the appropriateness of continuing the countermeasure by presenting the specific circumstances to investigate the cancellation or withdrawal of the countermeasures and by receiving advice from outside experts. The special committee shall make a recommendation regarding the appropriateness of continuing the countermeasure to the Board of Directors based on the consultation. The Board of Directors shall respect the recommendation of the special committee as much as possible when determining whether the countermeasure should be continued.

If the Board of Director has determined that continuing the countermeasure is not appropriate in order to maintain and improve the common interests of the shareholders of the Company and the corporate value of the Company following examination based on the recommendation of the special committee, the Board of Directors shall resolve to cancel or withdraw the countermeasure by canceling the issuance of stock acquisition rights or shares.

5. Impact, etc. on Shareholders and Investors

(1) Impact, etc. on the Shareholders and Investors when Countermeasures are Implemented

Although the Board of Directors of the Company may implement the countermeasures mentioned above to protect the common interests of the shareholders of the Company and the corporate value of the Company, it shall make appropriate disclosure in a timely manner in accordance with the applicable laws and regulations of stock exchanges once it decides to implement a specific countermeasure.

We do not anticipate a situation in which the shareholders of the Company will suffer a significant loss with regard to their legal rights or from an economic perspective when countermeasures are implemented. However, the large quantity purchaser who violates the Large Purchase Rules may suffer a disadvantage with regard to legal rights or from an economic perspective when the countermeasures are implemented. The policies of responding to the large purchase action mentioned above shall be disclosed to draw the attention of the large quantity purchaser in advance, so that a large purchase action violating the Large Purchase Rules will not be undertaken.

(2) Procedures for Shareholders of the Company when Countermeasures are Implemented

If stock acquisition rights or new shares are issued via an offering to shareholders as a countermeasure, the shareholders who have not yet completed the transfer of stock will need to do so by the date separately determined and publicly announced by the Board of Directors of the Company. In addition, when the stock acquisition rights or new shares are issued via an offering to shareholders, the shareholders of the Company will need to make a payment of a certain amount within a specified time period. The details of these procedures shall be separately

announced according to the applicable laws and regulations of stock exchanges when these procedures are actually required.

6. Others

(1) The above policies of responding to a large purchase action were determined by the agreement of all the directors at a meeting of the Board of Directors of the Company held on March 13, 2006. All the corporate auditors including the two outside corporate auditors attended the meeting and expressed that they were in accord with the above policies on the condition that a specific operations be conducted appropriately.

(2) The terms of office for all present directors of the Company will expire at the end of the ordinary general meeting of shareholders held in March 2006. The first meeting of the Board of Directors following the ordinary general meeting of shareholders shall examine and determine whether the policies responding to a large purchase action should be maintained and if so, what their content should be. Therefore, the maintenance or revision or abolishment of the above policies shall be determined by the Board of Directors elected by the ordinary general meeting of shareholders to be held in March 2006. In addition, as the Articles of Incorporation of the Company stipulate that the tenure of a director shall be until the end of an ordinary general meeting of shareholders for the final fiscal term within a year, the maintenance or the revision or abolishment of the above policies shall be determined by the Board of Directors who are elected each year by the shareholders of the Company at the annual ordinary general meeting of shareholders. The views of the candidates for position of director on the above policies shall be indicated in the agenda related to their election at the general meeting of shareholders.

(3) The Board of Directors of the Company shall review the above policies whenever necessary in light of such factors as an amendment to related laws, including the enforcement of the Company Law in 2006, future judicial rulings, and the response of stock exchanges and other public institutions, or introduce measures that differ from the above policies aimed at preventing abusive takeovers from the perspective of maintaining and improving the common interests of the shareholders of the Company and the corporate value of the Company. The shareholders of the Company shall immediately be notified of any change in the above policies.

IV. Other Information

Undecided

Section II. Reference Information

I. Reference Documents

For the matters listed in Article 5, Paragraph 1, Item 2 of the law dealing with the company profile and business overview, the following documents serve as reference.

1. Securities Report and Attachments

The securities report and its attachments for the 14th business term (from January 1, 2004 to December 31, 2004) were submitted to the Chief of the Kanto Local Finance Bureau on March 30, 2005.

2. Semi-annual Report

The semi-annual report for the first half of the 15th business term (from January 1, 2005 to June 30, 2005) was submitted to the Chief of the Kanto Local Finance Bureau on September 20, 2005.

3. Extraordinary Report

Between the date when this shelf registration statement was submitted (March 13, 2006) and the date when the securities report in paragraph 1 above was submitted, an extraordinary report was submitted to the Chief of the Kanto Local Finance Bureau on September 30, 2005 pursuant to the Article 19, Paragraph 2, Item 3 of the Ordinance of Cabinet Office Concerning the Disclosure of Corporate Information, Etc.

II. Supplementary Information on Reference Documents

Between the date when the securities report mentioned above was submitted as a reference document and the date when this shelf registration statement was submitted (March 13, 2006), some additions were made to "I Company Information, II Summary of Operations, 4 Business Risks, Etc." The following underlined text indicates the additions to "Business Risks, Etc." As of the date when this shelf registration statement was submitted, no change was made in other items in the securities report above related to the future, unless otherwise noted therein.

(Internet Finance Business)

(6) Legal Regulations

The Personal Finance Business in the Internet Finance Business is subject to the Law Concerning Regulation of the Moneylending Business (hereinafter referred to as "the Moneylending Control Law") and the Law Concerning the Regulation of Receiving of Capital Subscription, Deposits and Interest on Deposits (hereinafter referred to as "the Capital Subscription Law").

The maximum loan interest rate in the Personal Finance Business of Orient Credit Co., Ltd., a consolidated subsidiary of the Company, is subject to the Capital Subscription Law. Also, with respect to this maximum loan interest rate, the Amended Moneylending Control Law and Capital Subscription Law provide that "the maximum interest rate shall, within three years (January 2007) of the date when this Law is put into effect, be amended if necessary based upon a study that takes into consideration the state of demand for funds or other economic or financial circumstances and the state of the business of moneylenders, such as the circumstances of setting loan interest rates in accordance with the resources or creditworthiness of the parties requiring funds." If the maximum interest rate provided by the Capital Subscription Law is reduced to the level lower than the maximum loan interest rate of Orient Credit Co., Ltd., this may impact the income and business results of the GMO Group.

Although Article 1, Paragraph 1 of the Interest Rate Restriction Law stipulates that excess portions over the maximum interest rate (20% per annum where the principal is less than 100,000 yen, 18% per annum where the principal is 100,000 yen or more but less than 1,000,000 yen and 15% per annum where the principal is 1,000,000 yen or more) shall be null and void under an interest contract of a pecuniary loan for consumption, Paragraph 2 of the same article provides that when the debtor pays the excess portion voluntarily, the debtor may not claim a refund. With respect to the excess portion, under Article 43 of the Moneylending Control Law, if documentation specified by the Law is delivered at the time the contract is concluded, and if the relevant excess portion is paid voluntarily by the debtor as interest, then irrespective of the provisions of Article 1, Paragraph 1 of the Interest Rate Restriction Law, that is deemed to be a valid settlement of the interest obligation.

As the maximum loan interest rates of Orient Credit Co., Ltd. do in part exceed the upper limit on interest rates prescribed by the Interest Rate Restriction Law, this may impact the income and business results of the GMO Group, depending upon the developments of claims for refunds of excess portions.

(7) Default risk

Orient Credit Co., Ltd. is improving its credit management and management and collection systems on a daily basis and credit costs are on a downward trend thanks to the positive effect of these efforts. However, if the content of receivables worsens due to changes in the business environment associated with adverse developments in the economy and legal amendments, etc., this could increase credit costs and impact the income and business results of the GMO Group.

(8) Financing

Orient Credit Co., Ltd. has been working on optimizing financing costs through the diversification of financing sources, such as borrowing from financial institutions, securitization programs for loans receivable, and the issuance of straight bonds. Even after becoming a consolidated subsidiary of the GMO Group, Orient Credit Co., Ltd. has been reducing financing costs further, reflecting the positive effects of credit enhancement.

Although the Company currently is not in a situation where financing is difficult, a sharp rise in interest rates and a change in the financing environment in the future may impact its financing activities and have an adverse effect on the income and business results of the GMO Group.

III. Location of Reference Documents Available for Public Inspection

Head Office of GMO Internet, Inc.
(26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo)

Tokyo Stock Exchange, Inc.
(2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo)

Section III. Information on Guarantee Company, Etc.

Not applicable.

[Cover Sheet]

[Submitted document]	Financial Statement Report
[Applicable provision of the Law]	Paragraph 1, Article 24 of the Securities Exchange Law
[To be submitted to]	Head of the Kanto Finance Bureau
[Date of Submission]	March 30, 2006
[Business Year]	15th Term (from January 1, 2005 to December 31, 2005)
[Company Name]	GMO Internet, Inc. (Former company name: Global Media Online Inc.)
[Company Name in English]	GMO internet, Inc. (Former company name: Global Media Online Inc.)
[Title and Name of Representative Director]	Masatoshi Kumagai, Representative Director and President
[Location of Head Office]	26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo
[Phone Number]	(03)5456−2555
[Name of Contact Person]	Masashi Yasuda Executive director responsible for administrative sections, Group business strategies, and investor relations
[Nearest Contact Address]	26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo
[Phone Number]	(03)5456−2731
[Name of Contact Person]	Toshihiko Sugaya, Director and Manager of Group General Affairs Division
[Place where the report is made available for public inspection]	Tokyo Stock Exchange Inc. (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Section 1 Corporate Information

No.1 Summary of the Company

1. Changes in major management indicators, etc.

(1) Consolidated management indicators, etc.

Business Year		11th Term	12th Term	13th Term	14th Term	15h Term
Accounting year/month		December 2001	December 2002	December 2003	December 2004	December 2005
Operating profit	(Thousand yen)	9,174,289	12,313,769	15,678,533	23,561,986	37,219,808
Ordinary profit	(Thousand yen)	167,076	1,011,629	1,946,904	2,805,478	4,103,097
Net profit or Net loss (△)	(Thousand yen)	△113,306	207,860	1,040,075	2,563,068	3,258,953
Net assets	(Thousand yen)	8,850,369	8,714,450	11,096,468	13,350,626	16,282,890
Total assets	(Thousand yen)	14,107,404	13,052,807	17,917,135	27,896,802	88,057,369
Net assets per share	(Yen)	326.18	314.95	401.06	217.93	262.51
Net profit or Net loss per share (△)	(Yen)	△4.36	7.51	37.59	44.81	52.68
Net profit per share after adjustment of latent shares	(Yen)	—	—	37.42	44.16	52.39
Net worth ratio	(%)	62.7	66.8	61.9	47.9	18.5
Rate of return on equity	(%)	—	2.4	10.5	21.0	22.0
Price earnings ratio	(Multiple)	—	46.60	35.38	53.33	55.23
Cash flow from operating activities	(Thousand yen)	△164,981	1,372,747	2,420,261	2,436,921	△158,357
Cash flow from investing activities	(Thousand yen)	△1,632,240	△967,318	508,770	△1,112,515	△22,733,175
Cash flow from financial activities	(Thousand yen)	318,652	△821,417	△102,969	1,439,562	34,748,770
Balance of cash and cash equivalents at the end of term	(Thousand yen)	5,935,243	5,519,255	8,524,679	11,319,354	23,202,882
Number of employees (figures in parentheses are the average number of temporary employees)	(People)	305 (178)	372 (199)	462 (337)	872 (496)	1,169 (667)

(Notes) 1 Operating profit does not include consumption tax, etc.

2 As no convertible bonds were issued and there was no balance of subscription warrants, net profit per share after adjustment for latent shares for the 11th accounting term is not stated. As there were no latent shares, net profit for the 12th accounting term is not mentioned.

3 From the 12th consolidated accounting term, in calculation of net assets per share, net profit per share or net loss (△) per share, and net profit per share after adjustment of latent shares, the accounting standards in relation to net profit per share (Corporate Accounting Standards No.2) and the application guidelines of accounting standards in relation to net profit per share (Application Guidelines for Corporate Accounting Standards No.4) have been applied.

4 In the 14th consolidated accounting term, the Company executed a 2-for-1 stock split as of June 30, 2004. Net

profit per share was calculated assuming that the stock split was implemented at the beginning of the term.

5 As a net loss was posted, the rate of return on equity and the price earnings ratio for the 11th consolidated accounting term are not stated.

(2) Management indicators, etc. of the Company submitting the report

Business Year		11th Term	12th Term	13th Term	14th Term	15th Term
Accounting year/month		December 2001	December 2002	December 2003	December 2004	December 2005
Operating profit	(Thousand yen)	6,925,122	6,648,037	7,238,375	8,207,273	9,921,292
Ordinary profit	(Thousand yen)	568,095	461,644	883,505	1,315,925	1,580,848
Net profit	(Thousand yen)	60,043	123,839	576,056	2,198,740	1,687,658
Capital	(Thousand yen)	3,311,130	3,311,130	3,311,130	3,311,130	3,311,130
No. of shares issued	(Shares)	27,308,794	28,364,394	28,364,394	61,601,988	62,031,378
Net assets	(Thousand yen)	8,355,921	8,155,043	9,962,170	12,088,597	12,574,851
Total assets	(Thousand yen)	9,628,679	9,075,344	11,803,920	17,861,754	46,358,522
Net assets per share	(Yen)	307.96	294.73	360.06	197.64	203.01
Dividend per share (of which, interim dividend per share)	(Yen) (Yen)	2.00 (—)	4.00 (—)	6.00 (—)	5.00 (2.00)	6.00 (3.00)
Net assets per share	(Yen)	2.31	4.48	20.81	38.75	27.47
Net profit per share after adjustment of latent share	(Yen)	—	—	20.72	38.19	27.32
Net worth ratio	(%)	86.8	89.9	84.4	67.7	27.1
Rate of return on equity	(%)	0.7	1.5	6.4	19.9	13.7
Price earnings ratio	(Multiple)	209.95	78.13	63.91	61.67	105.93
Dividend payout ratio	(%)	90.4	89.4	28.8	12.9	21.8
Number of employees (figures in parentheses are the average number of temporary employees)	(People)	142 (128)	153 (127)	173 (131)	189 (123)	221 (151)

(Notes) 1 Operating profit does not include consumption tax, etc.

2 In the 14th consolidated accounting term, the Company executed a 2-for-1 stock split as of June 30, 2004. Net profit per share was calculated assuming that the stock split was implemented at the beginning of the term.

3 As no convertible bonds were issued and there was no balance of subscription warrants, net profit per share after adjustment of latent shares for the 11th accounting term is not stated. As there were no latent shares, net profit for the 12th accounting term is not mentioned.

4 From the 12th consolidated accounting term, in the calculation of net assets per share, net profit per share or net loss (△) per share, and net profit per share after adjustment of latent shares, the accounting standards in relation to net profit per share (Corporate Accounting Standards No.2) and the application guidelines of accounting standards in relation to net profit per share (Application Guidelines for Corporate Accounting Standards No.4) have been applied.

5 From the 11th term, treasury shares have been deducted from net worth. Moreover, respective figures per share (except for dividends) are calculated by deducting the number of treasury shares from the number of shares issued.

6 The Company carried out a two-for-one share split (issued gratis) with June 30, 2004 as the base date. Hence, dividends are the amounts after the share split. Further, when a comparison is made with the amount prior to the share split, the annual dividend for FY2004 (~December) equals 10 yen 00 sen (Interim dividend: 4 yen 00 sen, Common dividend: 6 yen 00 sen).

2. Company History

Month/Year	History
May 1992	Established Voice Media Inc. (former company name of Inter Q Inc., effectively the surviving company) with the purpose of planning/developing interactive communications business and developing/selling equipment for that business in Shimouma, Setagaya-ku, Tokyo
February 1994	Relocated the head office to Minamiaoyama, Minato-ward, Tokyo
November 1995	Changed the company name to Inter Q Inc.
December 1995	Launched the access business
November 1997	Launched the server business
November 1997	Relocated the head office to Sakuragaoka-cho, Shibuya-ku, Tokyo
January 1998	To change the face amount of shares from 50,000 yen per share to 500 yen per share, merged with UltiMax Inc. (located in Shibuya Tokyo), the formal surviving company, as of January 1
August 1999	Listed on the JASDAQ market (Securities Code: 9449)
September 1999	Launched the domain business
	Established Magclick Inc., which operates a e-mail advertising distribution service for mail magazines issued through MagMag, Japan's largest mega mail magazine distribution site (now a consolidated subsidiary)
June 2000	Issued new shares through a public offering in overseas markets (except the United States), primarily Europe
	(Capital was increased to 3.19 billion yen.)
September 2000	Magclick Inc., the consolidated subsidiary of the Company, listed on the NASDAQ Japan Market (present Hercules Market) of the Osaka Stock Exchange (Securities Code: 4784)
April 2001	Changed the company name to Global Media Online Inc.
May 2001	To bolster the server business, made AILE Co., Ltd. (now GMO Hosting & Security, Inc.) a wholly-owned subsidiary through a stock swap (now a consolidated subsidiary)
December 2001	To expand the Internet advertising media business, took a stake in DAIICHI Communications Co., Ltd. (GMO Communications Co., Ltd.) which operates a opt-in mail service
February 2002	DAIICHI Communications Co., Ltd., (GMO Communications Co., Ltd.) in which the Company took a stake in December 2001, became a wholly-owned subsidiary of the Company through a stock swap (a consolidated subsidiary)
April 2002	To reorganize the Internet advertising media business, Free Ml.com Co., Ltd. (established in January 2000), Mail In Co., Ltd. (changed to a wholly-owned subsidiary of the Company through a stock swap in September 2001), and Mag Promotion Co., Ltd., which carries out an opt-in mail service, merged as GMO.Media and Solutions Co., Ltd. (now GMO Research, Inc.), which operates the one of the largest Internet mail media in Japan (now a consolidated subsidiary).
July 2002	To reorganize the server business, AILE Co., Ltd. (now GMO Hosting & Security, Inc.), which is now a consolidated subsidiary, merged with Rapid Site Co., Ltd., which had been made a wholly-owned subsidiary by the Company through a stock swap in April 2002, and the server operating companies were integrated.
August 2002	To cultivate new Internet advertising media, Ucast Communications Inc. (now GMO Media, Inc.) launched the service to distribute ads using the second browser of personal computers (now a consolidated subsidiary).

October 2002	To expand the business field, took a stake in Payment-One, Inc. which operates a credit card settlement service business (now a consolidated subsidiary)

Month/Year	History
October 2003	To expand the domain business, took a stake in Internet Number Corporation (now a consolidated subsidiary) which operates an Internet number business
February 2004	Listed on the Second Section of the Tokyo Stock Exchange (Securities Code: 9449)
March 2004	To reorganize the Internet advertising media business, Ucast Communications Inc. (now GMO Media, Inc.) merged with KabeGami.Com Co., Ltd. At the same time, the company name was changed to GMO Mobile&Desktop Inc. (the surviving company was Ucast Communications Inc. (now a consolidated subsidiary)).
	To expand the Internet infrastructure associated business, took a stake in Paperboy&Co., which operates a server business for individual users, etc. (now a consolidated subsidiary)
	To expand the Internet infrastructure associated business, took over the business of Grandsphere Co., Ltd., which operates a system consulting business over broadband networks (now a consolidated subsidiary)
April 2004	To expand the access server business, succeeded the Internet connection service business and the hosting service business operated by Bekkoame Internet K.K. through business transfer
August 2004	To expand the advertising sales business, changed SAN PLANNING Corporation (now GMO San Planning, Inc.) which operates a classified ad agency business mainly targeting small to mid-sized companies into a subsidiary through a stock swap with its parent company, Power Formation Corporation (now a consolidated subsidiary)
September 2004	To expand the community-related service, made Netclue Co., Ltd. which operates MMORPG, "CORUM ONLINE," a subsidiary through a stock swap with its parent company, Netclue Japan Co., Ltd. (now a consolidated subsidiary)
	To expand the payment settlement business, made Card Commerce Service Co., Ltd. (now GMO Payment Gateway, Inc.), a leading company in the online credit card payment settlement processing service business, a subsidiary through a stock swap with its parent company, CCC Holding Co., Ltd.
	To reorganize the advertising sales business, Power Formation Corporation and SAN PLANNING Corporation (now GMO San Planning, Inc.), which became the Company's subsidiary in August 2004, became a wholly-owned subsidiary of Magclick Inc. through a stock swap (now a consolidated subsidiary), and the advertising sales business was integrated.
October 2004	To expand the Internet advertising media business, took a stake in AccessPort Inc. (now JWord Inc.) which operates a "JWord" service, Japan's first Japanese keyword search system (now a consolidated subsidiary)
	To expand the community related service, made Tea Cup Communication, Ltd., which operates the Japan's largest free rental site for bulletin boards, a subsidiary through a stock swap with its parent company, i's Factory, Ltd. (now a consolidated subsidiary)
November 2004	To expand the access server business, took over the Internet service business operated by ZERO Inc. through a corporate divesture (now a consolidated subsidiary)
	To bolster the advertising sales business, Magclick Inc. (now a consolidated subsidiary) took over the business related to the Internet advertising agency business from AD2 through a corporate divesture
	To reorganize the payment settlement business, Card Commerce Service Co., Ltd. (present GMO Payment Gateway, Inc. (now a consolidated subsidiary)) took over the payment settlement business operated by Payment-One Inc. through a business transfer and the payment settlement business was integrated.
December 2004	To reorganize the Internet advertising media business, made AccessPort Inc. (now JWord Inc.) a subsidiary through a stock swap with its parent company, 3721 Network Software Co., Ltd. (now a consolidated subsidiary)

Month/Year	History
January 2005	To improve management of group companies, the Company, as a surviving company, merged with CCS Holding Co., Ltd. (which became a wholly owned subsidiary of the Company through a stock swap in September 2004), i's Factory, Ltd. (which became a wholly owned subsidiary of the Company through a stock swap in October 2004) and 3721 Soft Inc. (which became a wholly owned subsidiary of the Company through a stock swap in December 2004) and those subsidiaries were dissolved.
February2005	To improve the rental server business, @YMC CORPORATION (presently a consolidated subsidiary) became a consolidated subsidiary in February 2005 after the acquisition of stock by GMO Hosting & Security, Inc. (the present GMO Hosting and Technologies, Inc., presently a consolidated subsidiary)
April 2005	GMO Payment Gateway, Inc., a consolidated subsidiary, was listed on the Mothers market of the Tokyo Stock Exchange (Securities Code: 3769).
	To run the content-linked advertising business, GMO Affiliate, Inc. was established (presently a consolidated subsidiary).
May 2005	The media business of GMO Media and Solutions Inc. was transferred to GMO Mobile&Desktop Inc. (presently a consolidated subsidiary) in May 2005 through a spin-off. Because of this transfer, the name was changed to GMO Media Inc.
	As the company specializing in the research business, the trade name of GMO Media and Solutions Co., Ltd. (presently a consolidated subsidiary) was changed to GMO Research, Inc.
June 2005	Listed on the First Section of the Tokyo Stock Exchange (Securities Code: 9449)
	Changed the company name to GMO Internet, Inc.
September 2005	To improve the domain acquisition business, Solis Corporation became a consolidated subsidiary in September 2005 through a stock swap (a consolidated subsidiary)
	To enter the Internet finance business, the Company acquired shares of Orient Credit Co., Ltd. and made it a consolidated subsidiary (presently a consolidated subsidiary).
December 2005	GMO Hosting & Security, Inc. , a consolidated subsidiary, was listed on the Mothers market of the Tokyo Stock Exchange (Securities Code: 3788).

3. Description of the business

The GMO Internet Group consists of GMO Internet, Inc. ("the Company") and its 21 subsidiaries. Under the corporate slogan, "Internet for Everyone," we have been providing Internet use support (Internet Infrastructure Business) and Internet advertising support (Media Business), adding the Internet Finance Business to our operating portfolio from the current fiscal year.

Until the previous fiscal year, our businesses had been classified into the Internet Use Support Business (Internet Infrastructure Business) and the Internet Advertising Support Business (Media Business), but this fiscal year the Internet Finance Business was established as a new segment. The businesses of the Group and the positioning of those businesses are as follows, and the business classification is the same as the business classification used in the segment information by business type.

Business classification	Major business		Major company
Internet Use Support Business (Internet Infrastructure Business)	Access business	Internet access service (Note 1)	Company
	Domain acquisition	Domain acquisition service (Note 2) Service offering the "*internetnumber*"	Company Internet Number Corporation Paperboy&Co. Solis Corporation
	Web Hosting operations	Rental server service (hosting service) (Note 3)	Company GMO Hosting & Security, Inc. (Former GMO Hosting and Technologies, Inc.) Paperboy&Co. WEBKEEPERS, INC. @YMC CORPORATION
	Website construction and support	Website construction, operations support service, systems consulting service	Company Grandsphere Co., Ltd.
	Security operations	Information security and personal, corporate and organization authentication systems for the Internet	GeoTrust Japan, Inc.
	Settlement operations	Credit card billing service	GMO Payment Gateway, Inc.
	Enterprise communications	Enterprise communications-related services	GMO Communications Co., Ltd. Telecom Online K.K.
	Other business	Organization aimed at information gathering, research and promotion of advanced Internet technologies	GMO Research Institute Inc.
Internet Advertising Support Business (Media Business)	Internet media construction	Development and operation of Internet advertising media including mailing lists (Note 4), Opt-in Mail services, wall-paper, bulletin boards, etc.	Tea Cup Communication, Ltd. GMO Media, Inc. (Former GMO Mobile&Desktop Inc.) GMO Affiliate, Inc.
	Internet advertising sales	Sale of advertisements in which advertisements offering employment and Internet advertising media such as mail magazines (Note 5) and opt-in mail (Note 6) are the major media for advertising	Magclick Inc. GMO San Planning, Inc.
	JWord operations	JWord (keywords in Japanese) service (Note 7)	Company Magclick Inc. GMO Communications Co., Ltd. JWord Inc. (Former AccessPort Inc.)
	Online gaming	Planning and management of online games	Net Clue, Inc. GMO interTAINMENT, Inc.

	Other business	Provision of Internet research systems and the management and operation of research monitors	GMO Research, Inc. (Former GMO Media and Solutions Inc.)
Internet Finance Business	Personal finance operations	Personal finance operations	Orient Credit Co., Ltd.

Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).

Note 1. The service is branded interQ MEMBERS, BB plus and Bekkoame.

Note 2. This service is branded as Onamae.com and covers procedures for registration and renewal of domain names. Domain names are identifiers for computers or networks on the Internet, such as ".com," ".net," and ".co.jp," which serve as addresses.

Note 3. This service leases part of the disk space of a server that provides information on the Internet. Currently, the service operates under such brand names as BROARD SERVER, interQ Office, Marugoto Server, ISLE, Rapidsite, and Lolipop.

Note 4. This is a system in which information on a specific subject is exchanged between specific people by email.

Note 5. Mail magazines are reading material that publishers regularly distribute to subscribers by email.

Note 6. Opt-in mail is a form of email advertisement. Under this system, users who wish to receive the opt-in mails subscribe to the service and register in advance for the categories of information that they wish to receive. Advertising companies distribute their advertisements directly to the subscribers in the categories that they specified. This service is distinguished from spam, as users make a prior agreement that the opt-in mail is addressed to them.

Note 7. JWord is a service in which users are able to directly access to websites and results of search by directly in putting some Japanese keyword, such as a company name, a product name or a service name, in the address bar on the browser instead of URL on PC where the plug-in is installed.

[Business Organization Chart] The organization chart of the businesses is as follows:



Internet Use Support Business
(Internet Infrastructure Business)
Company
GMO Hosting & Security, Inc.
WEBKEEPERS, INC.
@YMC CORPORATION
Paperboy&Co.
Internet Number Corporation
Solis Corporation
Grandsphere Co., Ltd.
GeoTrust Japan, Inc.
GMO Payment Gateway, Inc.
Payment-One, Inc.
GMO blog, Inc.
GMO Research Institute Inc.
GMO Communications Co., Ltd.
Telecom Online K. K.
Internet Advertising Support Business (Media Business)
GMO Media, Inc.
Tea Cup Communication, Ltd.
GMO Affiliate, Inc.
Magclick Inc.
GMO San Planning, Inc.
Net Clue Japan, Inc.
Net Clue, Inc.
GMO interTAINMENT, Inc.
GMO Research, Inc.
JWord Inc. (Former AccessPort Inc.)
Internet Finance Business
ORIENT CREDIT CO., LTD.

Consolidated

4. Status of Affiliated Companies

Company name	Address	Capital (thousand yen)	Business Details	Percentage of voting rights or equity share held		Description of relationship
				Percentage of voting rights (%)	Percentage of equity share held (%)	
(Consolidated subsidiary)						
GMO Communications Co., Ltd. (Note) 4, 5	Shibuya-ku, Tokyo	525,400	Internet Use Support Business (Internet Infrastructure Business) (Enterprise communications-related services	100.0	—	Two directors hold concurrent posts. Financial support Guaranty of liability
GMO Research Institute Inc.	Shibuya-ku, Tokyo	50,000	Internet Use Support Business (Internet Infrastructure Business) (Other business)	100.0	—	One director holds concurrent posts.
Net Clue Japan, Inc.	Shibuya-ku, Tokyo	10,000	Internet Advertising Support Business (Media Business) (Online gaming)	100.0	—	Two directors hold concurrent posts. Lease of the office space
Telecom Online K. K.	Shibuya-ku, Tokyo	80,000	Internet Use Support Business (Internet Infrastructure Business) (Enterprise communications-related services	100.0	—	Two directors hold concurrent posts. Financial support Guaranty of liability
Payment-One, Inc. (Note) 4	Shibuya-ku, Tokyo	472,003	Internet Use Support Business (Internet Infrastructure Business) (Settlement operations)	100.0	—	Two directors hold concurrent posts.
Solis Corporation	Shibuya-ku, Tokyo	10,819	Internet Use Support Business (Internet Infrastructure Business) (Domain operations)	100.0	—	Two directors hold concurrent posts. Lease of the office space
GMO interTAINMENT, Inc. (Note) 7	Shibuya-ku, Tokyo	10,000	Internet Advertising Support Business (Media Business) (Online gaming)	100.0	—	Two directors hold concurrent posts. Lease of the office space Financial support
GMO blog, Inc.	Shibuya-ku, Tokyo	125,000	Internet Use Support Business (Internet Infrastructure Business) (Website construction and support)	100.0	—	Two directors hold concurrent posts. Lease of the office space Financial support Guaranty of liability
Orient Credit Co., Ltd. (Note) 4, 6	Shibuya-ku, Tokyo	6,505,550	Internet Finance Business (Personal finance operations)	98.3	—	Two directors hold concurrent posts. Guaranty of liability
Grandsphere Co., Ltd. (Note) 2	Shibuya-ku, Tokyo	10,000	Internet Use Support Business (Internet Infrastructure Business) (Website construction and support)	92.5 [7.5]	—	Two directors hold concurrent posts. Financial support
GMO Media, Inc. (Former GMO Mobile&Desktop Inc.) (Note) 4	Shibuya-ku, Tokyo	262,859	Internet Advertising Support Business (Media Business) (Internet media construction)	81.6	—	Two directors hold concurrent posts. Financial support
GMO Research, Inc. (Former GMO Media and Solutions Inc.) (Note) 4	Shibuya-ku, Tokyo	335,000	Internet Advertising Support Business (Media Business)(Other business)	81.0	—	Two directors hold concurrent posts. Guaranty of liability
Internet Number Corporation	Shibuya-ku, Tokyo	100,000	Internet Use Support Business (Internet Infrastructure Business)	69.6	—	Two directors hold concurrent posts. Lease of the office space Guaranty of liability

			(Domain acquisition)			
AccessPort Inc. (Current JWord Inc.) (Note) 4, 7	Shibuya-ku, Tokyo	137,875	Internet Advertising Support Business (Media Business) (Jword operations)	62.7	—	Five directors hold concurrent posts. Lease of the office space Financial support
GMO Hosting & Security, Inc. (Former GMO Hosting and Technologies, Inc.) (Note) 4, 5, 6	Shibuya-ku, Tokyo	896,070	Internet Use Support Business (Internet Infrastructure Business) (Web Hosting operations)	64.2	—	Two directors hold concurrent posts. Lease of the office space Business tie-up in the hosting service
GMO Payment Gateway, Inc. (Note) 4, 5, 6	Shibuya-ku, Tokyo	647,929	Internet Use Support Business (Internet Infrastructure Business) (Settlement operations)	52.8	—	Two directors hold concurrent posts.

Company name	Address	Capital (Thousand yen)	Business Details	Percentage of voting rights or equity share held		Description of relationship
				Percentage of voting rights (%)	Percentage of equity share held (%)	
(Consolidated subsidiary)						
GMO Affiliate, Inc. (Note) 7	Shibuya-ku, Tokyo	10,000	Internet Advertising Support Business (Media Business) (Internet media construction)	51.0	—	Two directors hold concurrent posts. Lease of the office space Financial support
Tea Cup Communication, Ltd.	Koto-ku, Tokyo	50,000	Internet Advertising Support Business (Media Business) (Internet media construction)	51.0	—	One director holds concurrent posts. Financial support
Paperboy&Co.	Shibuya-ku, Tokyo	74,453	Internet Use Support Business(Internet Infrastructure Business) (Web Hosting operations)	50.2	—	Two directors hold concurrent posts. Lease of the office space
Magclick Inc. (Note) 3, 4, 5	Shibuya-ku, Tokyo	1,301,568	Internet Advertising Support Business (Media Business) (Internet advertising sales)	43.2	—	Two directors hold concurrent posts.
GeoTrust Japan, Inc. (Note) 2	Shibuya-ku, Tokyo	209,240	Internet Use Support Business (Internet Infrastructure Business) (Security operations)	97.1 (97.1)	—	Lease of the office space
Net Clue Korea, Inc. (Note) 2	Soul, Korea	200,000, 000 won (18,920,000 yen)	Internet Advertising Support Business (Media Business) (Online gaming)	100.0 (100.0)	—	Financial support
@YMC CORPORATION (Note) 2	Shimonoseki City, Yamaguchi	43,000	Internet Use Support Business (Internet Infrastructure Business) (Web Hosting operations)	100.0 (100.0	—	—
WEBKEEPERS, INC. (United States) (Note) 2, 7	California, United States	53,400 US dollar (6,653,000 yen)	Internet Use Support Business (Internet Infrastructure Business) (Web Hosting operations)	70.0 (70.0)	—	—
GMO San Planning, Inc. (Note) 2, 4, 6	Shibuya-ku, Tokyo	50,000	Internet Advertising Support Business (Media Business) (Internet advertising sales)	67.0 (67.0)	—	One director holds concurrent posts.

(Notes)

1. In the column of Business Details, the name of the segment by business type is mentioned.
2. The figures in [] in the column of Percentage of Voting Rights or Equity Share Held denote holdings by close parties, while the figures in parenthesis in the same column show indirect ownership.
3. Although the equity of the Company is below than 50/100, the Company effectively controls the companies, so they are deemed to be consolidated subsidiaries.
4. These companies are specific subsidiaries.
5. These companies submit financial statement reports.
6. Companies whose share (except for internal sales between consolidated companies) of consolidated sales exceeds 10% are as follows. Because GMO Hosting & Security, Inc., GMO Payment Gateway, Inc. and Magclick Inc. are the company submitting the financial statement report, their major profit and loss items are not mentioned.

(Main Profit and Loss Information)

(1) Orient Credit Co., Ltd.

1. Sales	9,389,170,000 yen
2. Ordinary profit	2,069,521,000 yen
3. Net profit	1,106,862,000 yen
4. Net asset	12,699,493,000 yen
5. Total assets	39,954,210,000 yen

(2) GMO San Planning, Inc.

1. Sales	4,250,302,000 yen
2. Ordinary profit	301,457,000 yen
3. Net profit	182,367,000 yen
4. Net asset	158,982,000 yen
5. Total assets	1,564,617,000 yen

7. The amount of excess liabilities at companies whose debts exceed assets is 432,985,000 yen as of the end of December 2005.

(1) JWord Inc.	385,986,000 yen
(2) GMO Affiliate, Inc.	7,056,000 yen
(3) GMO interTAINMENT, Inc.	34,388,000 yen
(4) WEBKEEPERS, INC.	5,554,000 yen

5. Employees situation

(1) Consolidated subsidiary's situation

As of December 31, 2005

Segment name based on business type	Number of employees (people)
Internet Use Support Business (Internet Infrastructure Business)	597 (599)
Internet Advertising Support Business (Media Business)	375 (40)
Internet Finance Business	197 (28)
Total	1169 (667)

(Notes) 1 Number of employees shows the number of working employees.

2 The numbers in parentheses show the average number of temporary employees.

3 The increase in the number of employees by 297 from the end of previous term was a result of the expansion of the business through M&A, etc.

(2) Status of the Company submitting the report

As of December 31, 2005

Number of employees (people)	Average age (years old)	Average length of service	Average annual salary
221 (151)	31.0	2.4	5,289

(Notes) 1 Number of employees shows the number of working employees.

2 Average annual salary includes bonuses and surplus wages

3 The numbers in parentheses show the average number of temporary employees.

4 The increase in the number of employees by 32 from the end of previous term was a result of the expansion of the business.

(3) Status of the labor union

The employees have not been unionized. The employer-employee relationship has been good.

No.2 Status of the Business

1. Outline of Business Results

(1) Business Results

During this fiscal year, the Japanese economy continued to show signs of economic recovery with a recovery in corporate plant and equipment investment and an increase in share prices, etc. In the Internet market, which is the arena in which the Group operates, the number of users of broadband services reached 21,420,000 in Japan at the end of September 2005. The Internet environment is now firmly established, and Internet use continues to grow (*).
In these circumstances, in the Internet Use Support Business (Internet Infrastructure Business), in February 2005 we made @YMC CORPORATION a consolidated subsidiary in an attempt to strengthen our rental server business. In our Internet Advertising Support Business (Media Business), the Group entered into a partnership with Yahoo! Japan for our JWord Business provided through JWord Inc. (formerly AccessPort Inc.). Also, we embarked on the Internet Finance Business in September by consolidating Orient Credit Co., Ltd. As a result, the Group recorded operating revenue of 37,219,808,000 yen (up 58.0% year-on-year), operating profit of 4,352,481,000 yen (55.2% increase year-on-year), ordinary profit of 4,103,097,000 yen (46.3% increase year-on-year), and current profit of 3,258,953,000 yen (27.2% increase year-on-year).

GMO Payment Gateway, Inc., a consolidated subsidiary, on April 4, 2005, and GMO Hosting & Security, Inc. on December 16, 2005 were listed on the Mothers market of the Tokyo Stock Exchange. Because of this listing, the Company posted a 1,312,758,000 yen profit from the change of equity holdings, while a 773,325,000 yen loss on liquidation of business was recorded, because of factors such as the shrinkage of telecommunications-related businesses at consolidated subsidiaries.

Please also note that from this consolidated accounting period, the names of our business units have changed from the "IxP (Internet Infrastructure Related Business)" to "Internet Use Support Business (Internet Infrastructure Business)" and from the "Internet Ad Media Business" to the "Internet Adverstising Support Business (Media Business)". We have also established the "Internet Finance Business" as a new buiness segment.

<Segment Information>

・Internet Use Support Business (Internet Infrastructure business)

The Internet Use Support Business (Internet Infrastructure business) achieved sales of 16,055,139,000 yen, up 2.6% from the previous year, and operating profit of 2,552,189,000 yen, up 13.9% from the previous year. In the domain acquisition, rental servers and settlement businesses, earnings are steadily increasing.

・Internet Advertising Support Business (Media Business)

The Internet Advertising Support Business (Media Business) posted sales of 12,005,989,000 yen, an increase of 44.2% year on year, and operating loss of 229,073,000 yen (486,846,000 yen for the same period the previous year). From this consolidated accounting period, JWord Inc. (formerly AccessPort Inc.), which became a subsidiary in November 2004, contributed to the Group's consolidated results, and, thanks to the steady growth, the online gaming business has also seen an increase in revenues. However, an increase in costs because of factors such as a shift of sales personnel from the Internet Use Support Business, a sharp rise in operating equipment expenses, and investment in new businesses put pressure on earnings. The result was a decline in profit.

・Internet Finance Business

The Internet Finance Business registered sales of 9,389,170,000 yen and operating profit of 1,980,414,000 yen, a reflection of the consolidation of Orient Credit Co., Ltd. in the second half of the current fiscal year.

* According to the "Changes in the Number of Subscribers for Broadband Service" released by the Ministry of Internal Affairs and Communications on November 29, 2005

(2) Cash Flow

Cash flow for this term increased 11,883,528,000 yen from the end of the previous fiscal year, to 23,202,882,000 yen, thanks to cash flow from financial activities of 34,748,770,000 yen attributable to the issuance of corporate bonds, etc. to acquire shares in Orient Credit Co., Ltd., offsetting the net expenditure of 158,357,000 yen in cash flow from operating activities, mainly reflecting the payment of income taxes, and the net expenditure of 22,733,175,000 yen in cash flow from investing activities primarily attributable to the acquisition of shares in Orient Credit Co., Ltd.

The status of each item of cash flow and related factors are as follows.

"Cash flow from operating activities" decreased 158,357,000 yen (compared with an increase of 2,436,921,000 yen for the same period in the previous year). This is because 3,074,384,000 yen in current net profit before adjustment of taxes was offset by an increase in operational loans of 6,416,496,000 yen and the payment of taxes of 2,498,012,000 yen.

"Cash flow from investing activities" decreased 22,733,175,000 yen (decreased 1,112,515,000 yen in the previous year) as a result of outlays of 2,462,387,000 yen for the acquisition of investment securities and 22,850,289,000 yen for the acquisition of shares in subsidiaries, which was associated with a change in the scope of consolidation, as against proceeds of 3,364,051,000 yen from the sale of shares in subsidiaries and 839,655,000 yen from the sale of investment securities.

"Cash flow from financing activities" increased 34,748,770,000 yen (increased 1,439,562,000 yen in the previous year) thanks to cash inflows of 63,128,873,000 yen from the issue of bonds and 19,246,300,000 yen from long-term and short-term borrowings, despite expenditures of 31,475,000,000 yen for the redemption of bonds and 17,713,800,000 yen for the repayment of long-term and short-term debts.

2. Production, Orders and Sales

(1) Results of production

n/a

(2) Results of purchase

Item	Amount of purchase (thousand yen)	Change from year-ago level (%)
Internet Use Support Business (Internet Infrastructure Business)	20,402	49.3
Internet Advertising Support Business (Media Business)	4,892,937	163.3
Internet Finance Business	—	—
Total	4,913,339	161.7

(Notes) 1. Figures do not include consumption tax.
2. Figures are shown using purchase prices.

(3) Results of orders received

Item	Amount of orders received (thousand yen)	Change from year-ago level (%)	Backlog of orders (thousand yen)	Change from year-ago level (%)
Internet Use Support Business (Internet Infrastructure Business)	869,447	80.3	120,272	62.9
Internet Advertising Support Business (Media Business)	8,466,970	105.6	305,173	79.9
Internet Finance Business	—	—	—	—
Total	9,336,418	102.6	425,445	74.2

(Notes) 1. Figures do not include consumption tax.
2. Transactions between segments are offset and eliminated.

(4) Sales results

Item	Sales (thousand yen)	Change from year-ago level (%)
Internet Use Support Business (Internet Infrastructure Business)	15,953,131	102.0
Internet Advertising Support Business (Media Business)	11,877,506	142.6
Internet Finance Business	9,389,170	—
Total	37,219,808	158.0

(Notes) 1. Figures do not include consumption tax.
2. The ratio of the results of sales to each major customer and the results of sales under review to the results of total sales is less than 10% for the previous accounting term and the accounting term under review and entry is therefore omitted.
3. Transactions between segments are offset and eliminated.

Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).

3. Issues for the Company

(1) Improving management efficiency through reorganization of the corporate group
Although the businesses of the Group have expanded significantly with the acquisition of management resources through an M&A strategy, we believe that a future issue for us is to efficiently use the management resources that we have acquired. The Company has undertaken many mergers and acquisitions during the current term, and currently has 24 consolidated companies.
We will continue our initiatives to improve the efficiency of Group management in the future, and will take full advantage of our management resources by seeking synergies among our businesses.

(2) Improving selling power by diversifying the sales channel
The Group's marketing is conducted with a focus on "pull-type marketing" (the method of attracting customers primarily through Internet advertising), and we benefit from our accumulated expertise in this field. We will continue to use pull-type marketing as our primary marketing technique, but we also plan to continue to work on bolstering our sales system target enterprise customers, but expanding facilities and increasing personnel at call centers, etc.

(3) Improving customer satisfaction
Given a future in which competition in the Internet sector will become even tougher, we believe that improving the level of customer satisfaction is essential for encouraging customers to continue to use our services. The entire Company will work as one to bolster customer satisfaction. It will do this by improving the quality of service, strengthening customer support systems, and promoting communications with customers so that they feel pleased and grateful with our services.

4. Business risks, etc.

(1) Competition

Our Group provides comprehensive services to meet the needs of users through the Internet Use Support Business (Internet Infrastructure Business) which consists chiefly of the access business, the rental server business and the domain acquisition business, and the Internet Advertising Support Business (Media Business) which is the Internet advertisement sales business. We believe that the Company has predominance in this comprehensive business development. However, there is a possibility that, in each business, competition with telecommunications carriers, power companies and existing independent enterprisers will intensify. There is also a possibility that new corporate groups which have the same business structure as our Group will emerge through business tie-ups and merger. If competition for the acquisition of users intensifies in the future, the revenue of our Group may decline. In addition, we may be required to reduce fees, or increase costs such as advertising expenses and capital investment. This may possibly have an important effect on the results of our Group.

(2) Technological innovation

Innovation in Internet technologies will continue its rapid progress. In addition, along with this progress, industry standards and user needs will rapidly change. Therefore, new services, new technologies and new products will continue to appear. If we lag behind in keeping up with technological innovation, the services and facilities and equipment provided by our Group may become obsolete, and our competitiveness may become weaker than our competitors. This may possibly have a critical impact on the business of our Group. We consider that our Group will need to pay close attention to the development and trends of new technologies, and throw our energy into improving systems and the ability of our staff.

(3) Risks arising from non-collection of receivables

The Company's trade account receivables for the Internet Use Support Business (Internet Infrastructure Business) include many small amount receivables of monthly amount 10,000 yen or less with general individual customers, medium-to-small sized companies, and SOHO, etc. The methods for the collection of the receivables range widely over bank remittance, postal transfer, transfer through convenience store, and credit card settlement in consideration of the convenience of users. If a user intentionally does not remit a fee, the collection of this receivable will be delayed.

The Company sets up the entire amount of receivables in arrears as individual reserves for receivables which are in arrears for one year or longer from the time of recognition as uncollected receivable. We also set up reserves based on the past bad debt results for receivables which are in arrears for less than one year from the time of recognition as uncollected receivable. With respect to receivables which passed two years from the time of recognition as an uncollected receivable and are not expected to be collected based on our judgment, we write off the receivables through the appropriation of bad debt reserves. The write-off through appropriation amounted to 150 million yen on December 31, 2005.

The Company made efforts to collect receivables to the extent possible through demand using telephone, mail and e-mail, etc. We recorded a bad debt reserve of 227 million yen as of December 31, 2005. However, if the number of accounts in arrears and the amount of receivables in arrears increase in the future because of bankruptcies, etc. depending on the influence of the economic situation, this may possibly impact the results of the Company.

(4) Legal restrictions

Our Group is subject to the following legal restrictions. However, if, with the growth of the Internet in the future, laws and ordinances to restrict the users of the Internet and related enterprisers are established, the application of existing laws and ordinances, etc. become clear, or any self-restraint is required, there is a possibility that the business of our Group will be restricted.

(a) Telecommunication Business Law

The Telecommunication Business Law was established for the following purposes. In the light of the public nature of the telecommunications business, the smooth provision of telecommunications services should be secured and the interests of users should be protected by ensuring that the conduct of the telecommunications business is proper and reasonable. Consequently, the sound development of telecommunications and public convenience must be secured, and public welfare should be advanced. When conducting the Internet business, the Company as a designated telecommunications carrier faces restraints on items such as the prohibition of censorship, the protection of the secrecy of communication, services, telecommunication facilities and the connection of facilities and equipment, etc.

(b) Law Regulating Adult Entertainment Business, etc.

The Law Regulating Adult Entertainment Business, etc. was established for the following purpose. The business

hours and area, etc. of the adult entertainment business and other related businesses should be restricted to maintain good public morals and a healthy environment and to prevent acts with the potential to impede the sound development of juveniles, and entry by juveniles into the places of such business should be restricted. In addition, measures to make the adult entertainment business fair and reasonable should be taken to contribute to the soundness of the adult entertainment business. The purpose of the law is to control directly persons who engage in the adult entertainment business.
However, Internet connection services require us to provide users with server space. Connection companies have an obligation to make efforts to assume responsibilities for the control of the company's own servers. The Company is subject to this law when conducting the Internet business (enforced on April 1, 1999).
With respect to websites opened by customers, an agreement which was entered into by and between the Company and registered agencies that set up websites provides clearly that responsibilities for the details of websites lie with the person who uploads content. In addition, we have made every effort to make legal compliance universally known, and have endeavored to check the details of websites. We thus paid attention to the prohibition of the distribution of illegal and harmful information through self-restraint. However, there can be no guarantee that these measures have been sufficient. Therefore, there is a possibility that users, other related persons and administrative agencies will provide administrative guidance, lodge a complaint, claim compensation for damage or give advice about websites opened by customers.

(c) Unauthorized Computer Access Law
This law was established for the purposes of preventing computer crimes committed via telecommunications lines, maintainin order in telecommunications realized by access control functions and thereby contributing to the sound development of the advanced information-oriented society.
However, an obligation to take measures necessary to protect against acts of unauthorized access is imposed on persons who control the operation of computers connected to telecommunication lines. The above provision is applied to the Company as a person who controls the operation of computers.

(d) Law concerning Limitation of Damages to Specific Telecommunications Service Provider and Disclosure of Sender Information
The Law concerning Limitation of Damages to Specific Telecommunications Service Provider and Disclosure of Sender Information provides for rights to demand limitations on damages to specific telecommunications service providers and the disclosure of sender information. It aims to contribute to the proper distribution of information through specified telecommunications in light of the growth of the distribution of information via the Internet, etc. The Company as a designated telecommunications service provider is subject to this law when conducting the Internet business. The scope of responsibilities of the Company is limited under this law. However, the law impacts on the activities of information senders. Therefore, when the Company takes action under the law, the Company needs to make very important judgments. If a judgment is incorrect, there is a possibility that users, other related persons and administrative agencies will provide administrative guidance, lodge complaints, claim compensation for damage or give advice to the Company.

(e) Law concerning Specified Commercial Transactions
The Law concerning Specified Commercial Transactions was established for the purpose of protecting the interests of purchasers, etc. by making specified commercial transactions (door-to-door sales and mail-order sales) fair and just and preventing purchasers, etc. from incurring damages, and making the distribution of goods and products and the provision of services proper and smooth, thereby contributing to the sound development of the national economy. The law has a number of provisions concerning methods for specified commercial transactions.
Among others, when placing advertisements for mail-order sales, restraints are imposed on the method for the display of the advertisements, including electronic methods.
The e-mail advertisement business of the Company is subject to the above restraints on the method for advertisement there is thus a possibility that the method for the conduct of the e-mail advertisement business will be restricted.

(f) Law for Normalization of Transmission of Specified E-Mails
The Law for Normalization of Transmission of Specified E-Mails was established to create a positive environment for the use of e-mail. It sets out measures to normalize the transmission of specified e-mail in light of the need to prevent problems with the transmission and reception of e-mail, caused by the transmission of specified e-mail for advertisements to a large number of people at one time. The law imposes on the sender an obligation to show a contact address in specified e-mail and prohibits the transmission to persons who opt out.
The e-mail advertisement business of the Company is subject to the above restraints on methods for the transmission of specified e-mails and there is thus a possibility that the method for the conduct of the e-mail advertisement business will be restricted.

(g) Act concerning Protection of Personal Information
In light of the growing use of personal information associated with progress in the advanced information-oriented society, an obligation is imposed on businesses handling personal information concerning restrictions on the purposes of use of personal information, ensuring appropriateness and accuracy for the acquisition of personal information, safety control measures, and restrictions on providing personal information to third parties for the purpose of protecting the rights and interests of individual persons while paying attention to the usefulness of information with respect to the proper treatment of personal information.
Under the law, the Company has a legal obligation to carry out a procedure to properly explain to and obtain the approval of users with respect to the purpose of the use of personal information and the provision of personal information to third parties and to take measures to properly control personal information.
The above obligation based on this law applies on the date of introduction of April 1, 2005 based on the supplementary regulation of the law.

(5) Possibility of legal action
The Internet provides simple e-mail and information retrieval services, In addition, a broad array of information, goods and services of all areas including distribution and finance are provided through the Internet. In these circumstances, our Group has endeavored to reliably provide services and operate systems. We made preparations to deal with problems through a permanent power supply device, 24/7 control and maintenance systems using backup systems, and customer support systems. However, if a problem that cannot be solved based on the crisis management system of the Company arises, there is a possibility that the users of the services of our Group will incur certain damage. Although the service agreement of our Group includes an exemption clause, there is a possibility that there will be an important impact on the business of our Group. There has been no important lawsuit with an important effect on the results of our Group in the past. However, there is a possibility that a lawsuit or other appeal will be brought against the Group as it develops its business.

(Internet Finance Business)
(6) Legal restrictions
In the Internet Finance Business, the personal finance business is controlled based on the Moneylending Control Law and the Law Concerning the Regulation of Receiving of Capital Subscription, Deposits and Interest on Deposits (hereinafter referred to as "the Capital Subscription Law."
The upper limit of interest rates on loans for the personal finance business of Orient Credit Co., Ltd., a consolidated subsidiary of the Company, is controlled by the Capital Subscription Law. The amended Moneylending Control Law and the Capital Subscription Law provide that "the upper limit of interest rates will be examined and revised as necessary in consideration of the conditions of funding demand and other economic and financial conditions, the conditions of the setting-up of interest rates on loans according to the financial resources and creditworthiness of persons requiring funds and the actual conditions of the business of money lenders within three years of the date of enforcement (January 2007)." If the upper limit of interest rates based on the Capital Subscription Law is lowered to a level that is lower than the upper limit of the interest rates of Orient Credit Co., Ltd. in the future, there is a possibility that it will impact the earnings and results of our Group.
In addition, based on Paragraph 1 of Article 1 of the Interest Rate Restriction Law, an agreement on an interest rate for loan for consumption for the purpose of money that exceeds the upper limit of interest rates (an amount calculated at an annual rate of 20% for a principal of less than 100,000 yen, 18% for a principal of 100,000 yen or more and less than 1,000,000 yen and 15% for a principal of 1,000,000 yen or more) should become invalid. However, when an obligor voluntarily pays the excess portion, the obligor may not claim the return of the paid excess portion based on Paragraph 2 of Article 1 of the Interest Rate Restriction Law. Based on Article 43 of the Moneylending Control Law, if the document prescribed by the law is delivered at the time of the conclusion of an agreement, an obligor voluntarily paid the excess portion as interest, and the payment falls into the payment of a debt based on an agreement for which the document provided in the law was delivered, it shall be deemed as effective payment of interest irrespective of the provision of Paragraph 1 of Article 1 of the Interest Rate Restriction Law.
The upper limit of interest rates on loans of the Orient Credit Co., Ltd. group includes a portion exceeding the upper limit of interest rates based on the Interest Rate Restriction Law. Therefore, there is a possibility that the movement of claims for the return of this excess interest will impact the earnings and results of our Group.

(7) Bad debt risk
Orient Credit Co., Ltd. has strengthened its credit control and management and collection systems daily. As a result, credit cost tends to decline.
However, if loans became nonperforming loans because of a change in business environments caused by the deterioration of economic trends and the amendment of laws, credit cost may increase, impacting the earnings and

results of our Group.

(8) Fund raising
Orient Credit Co., Ltd. has raised funds through a variety of means including borrowing from financial institutions and a program for securitization of loans and straight bonds, and has endeavored to optimize the cost of fund raising. After Orient Credit Co., Ltd. became a consolidated subsidiary of our Group, it has further reduced the cost of fund raising thanks to the effect of the supplementation of creditworthiness.
At present, Orient Credit Co., Ltd. is not difficult to raise funds. However, if the fund raising of Orient Credit Co., Ltd. is impacted by a sharp rise in interest rates or a change in fund raising environments in the future, there is a possibility that it will have an effect on the earnings and results of our Group.

5. Primary agreements, etc. in business

[Internet Use Support Business]

(1) The dialup port provision service agreement entered into between the Company and FreeBit Co., Ltd.

On providing the Internet connection service, the Company has entered into an agreement along the following lines with FreeBit Co., Ltd. This agreement is essentially indispensable to the provision of this service.

Name of agreement	Dial up Port Provision Service Agreement
Period of agreement	Until February 1, 2003 However, unless either party otherwise indicates an intention at least three months prior to the expiration, the agreement shall be extended for another six months. The same shall apply in subsequent periods.
Counterparty to the agreement	FreeBit Co., Ltd.
Main content	Provide a network access port to provide an Internet IP connection service for our clients

(2) The network provision agreement for Flet's Service entered into between the Company and FreeBit Co., Ltd.

On providing an Internet connection service, the Company has entered into an agreement along the following lines with FreeBit Co., Ltd. This agreement is essentially indispensable to the provision of this service.

Name of agreement	Network Provision Agreement for Flet's Service
Period of agreement	By February 1, 2003 However, unless either party otherwise indicates an intention at least six months prior to the expiration, the agreement shall be extended for another one year. The same shall apply in subsequent periods.
Counterparty to the agreement	FreeBit Co., Ltd.
Main content	Provide an access point for Flet's ISDN and Flet's ADSL to our clients

(3) Outsourcing agreement entered into between the Company and Japan Registry Services, Co., Ltd.

On the provision of the attribute-based (organizational type-based)/area-based jp domain registration service, including "co.jp," etc., the Company has entered into the agreement outlined below with Japan Registry Services, Co., Ltd. This agreement is effectively essential to the operation of this business, and is therefore material to its foundation.

Name of agreement	Business Consignment Agreement for Agency Service for Application of Registration of Attribute-Based (organizational type-based)/Area-Based jp Domain Names, etc.
Period of agreement	From December 1, 2002 to March 31, 2004 However, unless either party otherwise indicates an intention at least three months prior to the expiration, the agreement shall be extended for another one year. The same shall apply in subsequent periods.
Counterparty to the agreement	Japan Registry Services Co., Ltd.
Main content	Outsourcing of agency service for application of the registration of domain names, etc.

(4) Outsourcing agreement entered into between the Company and Japan Registry Services, Co., Ltd.

On the provision of the general purpose jp domain registration service, including ".jp," etc., the Company has

entered into the agreement outlined below with Japan Registry Services, Co., Ltd. This agreement is effectively essential to the operation of this business, and is therefore material to its foundation.

Name of agreement	Business Consignment Agreement concerning Agency Service for Application of Registration of General Purpose JP Domain Names, etc.
Period of agreement	From February 1, 2001 to March 31, 2002 However, unless either party otherwise indicates an intention at least three months prior to the expiration, the agreement shall be extended for another one year. The same shall apply in subsequent periods.
Counterparty to the agreement	Japan Registry Services, Co., Ltd.
Main content	Outsourcing of agency service for application of registration of domain names, etc.

(5) The Registrar Accreditation Agreement entered into between the Company and the Internet Corporation for Assigned Names and Numbers

On the provision of the domain registration service business of Discount-Domain.com Inc., the Company has entered into the agreement outlined below with the Internet Corporation for Assigned Names and Numbers. This agreement is effectively essential to the operation of this business, and is therefore material to its foundation.

Name of agreement	REGISTRAR ACCREDITATION AGREEMENT
Period of agreement	By June 24, 2010
Counterparty to the agreement	The Internet Corporation for Assigned Names and Numbers
Main content	The license agreement concerning qualifications of registrars which register such domain names as ".com," ".net" and ".org."

(6) With respect to the Registrar License and Agreement entered between the Company and Network Solutions, Inc.

On the provision of the domain registration service business of Discount-Domain.com Inc., the Company has entered into the agreement outlined below with Network Solutions, Inc. (now VeriSign, Inc.). This agreement is effectively essential to the operation of this business, and is therefore material to its foundation.

Name of agreement	REGISTRAR LICENSE AND AGREEMENT
Period of agreement	Five years from December 7, 1999 However, unless either the Company terminates the agreement on expiration or Network Solution Inc. terminates the service, the agreement shall be renewed automatically, continuing for another five years.
Counterparty to the agreement	Network Solutions, Inc. (now VeriSign,Inc.)
Main content	License agreement for the use of software and systems for the provision of the domain registration (.com, .net) service

(7) Conclusion of a stock swap agreement between the Company and Solis Corporation

At a meeting of the Board of Directors held on August 1, 2005, the Company passed a resolution regarding a stock swap agreement with the effect that the Company would acquire all shares issued by Solis Corporation, which would then become a 100% subsidiary. A stock swap agreement was concluded on the same day. An extraordinary general shareholders meeting of Solis Corporation held on August 16, 2005 approved the

agreement, and the stock swap was implemented on September 21, 2005. The agreement was executed under the "simple stock swap system" in accordance with the provisions set out in Article 358-1 of the Commercial Code.

1) Name of the other party to the stock swap, etc.

Name	Solis Corporation
Location of head office	1-22-24, Hyakunincho, Shinjuku-ku, Tokyo
Name of representative	Darshaun Nadeau, Representative Director
Capital	10,819,000 yen
Business	Domain business

2) Objective of the stock swap

To expand and strengthen the domain business and improve services, the Company made Solis Corporation a consolidated subsidiary through a stock swap.

3) Stock swap ratio

For one share of Solis Corporation, we allocate 0.524 shares of the Company.

4) Number of new shares to be issued through the stock swap

429,390 common shares

5) Date of record for dividends

The date of record for dividends for the new shares to be issued through the stock swap is July 1, 2004.

6) Assets/Liabilities of Solis Corporation, etc.

"No.5 Accounting Status 1 Consolidated Financial Statement, etc. (1) Consolidated Financial Statements Explanatory Notes (matters related to consolidated cash flow statement)" describes the status of the assets/liabilities of Solis Corporation

(8) Premier Partner Agreement entered between GMO Hosting and Technologies, Inc. and VERIO, Inc.

On the provision of the server business, GMO Hosting and Technologies, Inc. (a consolidated subsidiary) has entered into the agreement outlined below with VERIO, Inc. This agreement is effectively essential to the operation of this business, and is therefore material to its foundation.

Name of agreement	PREMIER PARTNER AGREEMENT
Period of agreement	By December 31, 2006
Counterparty to the agreement	VERIO, Inc.
Main content	The exclusive distributor agreement in Japan required to provide the server business

(9) Exclusive Distributor Agreement entered into between Geo Trust Japan, Inc. and GEOTRUST, Inc.

On the provision of the digital certification business, Geo Trust Japan, Inc. (a consolidated subsidiary) has entered into the agreement outlined below with GEOTRUST, Inc. This agreement is effectively essential to the operation of this business, and is therefore material to its foundation.

Name of agreement	EXCLUSIVE DISTRIBUTOR AGREEMENT

Period of agreement	From April 1, 2003 to May 1, 2006
Counterparty to the agreement	GEOTRUST, Inc.
Main content	Exclusive license agreement for the services of GEOTRUST, Inc. concerning server certificates and client certificates in Japan

(10) Technology License Agreement entered into between AccessPort Inc. and Inter China Network Software Company Limited

On the provision of the "JWord" service, the Japanese keyword search system, AccessPort Inc. (a consolidated subsidiary) has entered into the agreement outlined below with Inter China Network Software Company Limited. This agreement is effectively essential to the operation of this business, and is therefore material to its foundation.

Name of agreement	TECHNOLOGY LICENSE AGREEMENT
Period of agreement	No limit from April 22, 2002
Counterparty to the agreement	INTER CHINA NETWORK SOFTWARE COMPANY LIMITED
Main content	Exclusive/Permanent license agreement for the computer system indispensable for provision of the "JWord" service, the Japanese keyword search system, in Japan

[Internet Advertising Support Business]

Basic agreement/individual agreement entered into between Magclick Inc. (a consolidated subsidiary) and MaguMagu K.K.

On the provision of an advertising distribution service to mail magazines, Magclick Inc. (a consolidated subsidiary) has entered into the agreement outlined below with MaguMagu K.K. This agreement is effectively essential to the operation of this business, and is therefore material to its foundation.

Name of agreement	Basic Agreement/Individual Agreement
Period of agreement	Three years from January 28, 2000 However, unless either party indicates the intention to cancel, the agreement shall be extended for another one year.
Counterparty to the agreement	MaguMagu K.K.
Main content	License regarding exclusive posting of advertisements in mail magazines and the use of the trademark and payment of the fee to post advertising

[Internet Finance Business]

(1) Agreement setting purchase limit of senior interests between Orient Credit Co., Ltd. and Merrill Lynch Japan Finance Co., Ltd.

To deal with the liquidity risk in fund raising, the Company entered into an agreement setting the purchase limit of senior interests with Merrill Lynch Japan Finance Co., Ltd. on August 26, 2002.

In accordance with this agreement, by assigning senior beneficiary interests (the Company's operational loans,

etc. are provided as trust assets) within the limit of 42.5 billion yen during the period from October 31, 2002 to December 31, 2008 (the commitment period), the Company may raise funds from Merrill Lynch Japan Finance Co., Ltd. as needed.

Initially when the above purchasing agreement of senior interests was entered into on August 26, 2002, the purchase limit of senior interests was 15 billion yen while the period was through December 29, 2004. However, the agreement was revised to increase the purchase limit from 15 billion yen to 42.5 billion yen and extended the period until December 31, 2008.

The balance of the assignment of senior beneficiary interests under the agreement as of the end of December 2005 was 38,500 million yen.

The outline of the agreement is as follows:

Redemption method	Lump sum redemption at maturity
Trust assets	The Company's operational loans (unsecured loans to consumers) which are 118.0% of the balance of senior interests and additional trust in cash (approximately 1,735 million yen as of the end of December 2005)

(2) The purchase of the shares of Orient Credit Co., Ltd. (making the company a consolidated subsidiary)

At the board of directors meeting held on August 15, 2005, it was resolved the Company would acquire the shares of Orient Credit Co., Ltd. As of the same date, the Company entered into share transfer agreement with Unison Capital Partners, L.P. c/o UBS Fund Services (Cayman) Limited, UC Ocean Investors, L.P. c/o UBS Fund Services (Cayman) Limited and UC Ocean Investors 2, L.P. c/o UBS Fund Services (Cayman) Limited which held 94.28% of Orient Credit Co., Ltd. and implemented the share transfer as of September 30, 2005. Details are included in "No 5 Status of Accounting, 1 Consolidated financial statements, etc. (1) Consolidated financial statements, Explanatory notes (Matters related to consolidated cash flow statement)."

6. Research and development activities

Total research and development expenses for the Group in the consolidated accounting term under review reached 112,275,000 yen. The expenses were primarily for improvement of server functions and research and development for various solutions that GMO Hosting & Security, Inc., a consolidated subsidiary, has been implementing.

7. Analysis of financial standing and business results

(1) Analysis of financial standing

1) Section of Assets

Under current assets, "Cash and deposits" and "Operational loans" have increased primarily because of a rise in the number of new consolidated subsidiaries, etc. Current assets in the consolidated accounting term under review were 54,506,355,000 yen, up by 38,394,255,000 yen or 238.3% from the level of the previous year.

Meanwhile, under fixed assets, "Accounts for consolidated adjustment" expanded mainly due to a rise in the number of new consolidated subsidiaries. Fixed assets in the consolidated accounting period under review were 33,551,013,000 yen, up by 21,766,311,000 yen or 184.7%, from the level of the previous year.

2) Section of Liabilities

Under current liabilities, there was an increase in "Convertible bond-type corporate bonds with equity warrants scheduled to be redeemed within one year" which were issued for acquisition of the shares of Orient Credit Co., Ltd. and a rise in "Short-term debt" and "Current portion of long-term debt" with the expansion of the number of new consolidated subsidiaries. Current liabilities in the consolidated accounting term under review were 56,435,049,000 yen, up by 46,195,662,000 yen or 451.2% from the level of the previous year.

Under fixed liabilities, "Long-term debt" rose 5,445,950,000 yen due to a rise in the number of new consolidated subsidiaries.

As a result, liabilities in the consolidated accounting term under review were 67,090,398,000 yen, up 56,178,512,000 yen or 514.8% from the level of the previous year.

3) Section of Shareholders' Equity

Mainly as a result of an increase in earned surplus accrued through profit growth, shareholders' equity in the consolidated accounting term under review was 16,282,890,000 yen, up by 2,932,264,000 yen or 21.9% from the previous year.

(2) Cash Flow

1) Cash flow from operating activities

"Cash flow from operating activities" decreased 158,357,000 yen (compared with an increase of 2,436,921,000 yen for the same period in the previous year). This is because 6,592,891,000 yen in current net profit before taxes and 1,472,880,000 yen in increase (decrease) in other assets were offset by a rise in operational loans of 3,074,384,000 yen, 3,010,629,000 yen from the "Gain on the sale of stock in affiliated companies," and the payment of 2,498,012,000 yen in taxes.

2) Cash flow from investing activities

"Cash flow from investing activities" in the consolidated accounting term under review decreased 22,733,175,000 yen (there was a decrease 1,112,515,000 yen in the previous year) as a result of outlays of 2,462,387,000 yen for the acquisition of investment securities, 24,148,128,000 yen for the acquisition of shares in subsidiaries and 22,850,289,000 yen for the acquisition of shares of subsidiaries associated with a change in the scope of consolidation against proceeds of 3,364,051,000 yen from the sale of shares in subsidiaries and 2,462,387,000 yen from the sale of investment securities.

3) Cash flow from financing activities

"Cash flow from financing activities" in the consolidated accounting term under review increased 34,748,770,000 yen (up by 2,313.8% from the year-ago level) as a result of proceeds of 6,800,000,000 yen from "Revenue from short-term loans payable" and 12,446,300,000 yen of "Revenue from long-term debt" mainly to raise funds for consolidated subsidiaries and 63,128,873,000 yen from the issuance corporate bonds for the acquisition of Orient Credit Co., Ltd. against outlays of 7,778,000,000 yen in "Expenditures from repayment of long-term loans payable" and 9,935,800,000 yen in "Expenditures from repayment of short-term loans payable."

4) Balance of cash and cash equivalents at the end of the term

As a result, "Increase in cash and cash equivalents" was 11,866,868,000 yen. The balance of cash and cash equivalents at the end of term in the consolidated accounting term under review was therefore 23,202,882,000 yen, an increase of 11,883,528,000 yen, or 105.0%, from the year-ago level.

(3) Business results

1) Operating revenue

Owing to synergy from the growth of existing businesses and the capital tie-up strategy, operating revenue in the consolidated accounting term in review was 37,219,808,000 yen, up by 13,657,822,000 yen or 58.0% from the previous year.

2) Business cost

Due to addition of expenses associated with "Internet finance business (Internet finance)" caused mainly by a rise in the number of new consolidated subsidiaries, business costs in the consolidated accounting term under review were 12,814,347,000 yen, up by 3,139,176,000 yen or 32.4% from the level of the previous year.

3) Selling, general and administrative expenses

With the addition of expenses associated with "Internet finance business (Internet finance)" caused mainly by a rise in the number of new consolidated subsidiaries, selling, general and administrative expenses in the consolidated accounting term under review were 20,052,980,000 yen, up by 8,971,034,000 yen or 81.0% from the level of the

previous year.

4) Nonoperating profit/loss

Mainly as a result of the posting of "Expenses for out-of-court settlements" by consolidated subsidiaries, nonoperating profit/loss in the consolidated accounting term under review was 249,384,000 yen of loss (compared with 610,000 yen of profit in the previous year).

5) Extraordinary profit

Because of the increase in "Gain on the sale of securities" through the sale of investment securities held by the Company, extraordinary profit in the consolidated accounting term under review was 4,905,120,000 yen, an increase of 1,460,246,000 yen, or 42.4%, from the year-ago level.

6) Extraordinary loss

Because of the posting of a loss on the disposal of underforming business by consolidated subsidiaries, the extraordinary loss in the consolidated accounting term under review was 2,415,327,000 yen, up by 1,544,072,000 yen or 177.2% from the previous year.

7) Net profit

As a result, net profit before taxes, etc. was 6,592,891,000 yen. Despite an increase in "Corporate, residential and business tax" to 2,956,196,000 yen, up 15.7% from the year-ago level, net profit was 3,258,953,000 yen, rising 695,885,000 yen, or 27.2%, from the previous year.

No.3 Status of Facilities

1. Summary of facility investments, etc.

As software is positioned as a significant facility in the facilities of the GMO Group, we describe the status of facilities including not only tangible fixed assets but also intangible fixed assets involving "Software" as follows. The amount of facility investment in the consolidated accounting term under review was 735,260,000 yen in the Internet Use Support Business (Internet Infrastructure Business), 312,879,000 yen in the Internet Advertising Support Business (Media Business) and 280,109,000 yen in the Internet Finance Business.

2. Status of major facilities

(1) Reporting company (As of December 31, 2005)

Name of place of business (address)	Name of segment by business type	Details of facility	Book value (Thousand yen)				Number of employees
			Buildings and structures	Tools, equipment and fixtures	Software	Total	
Head Office (Shibuya-ku, Tokyo)	Internet Use Support Business (Internet Infrastructure Business)	Office of head office	50,220	75,549	103,728	229,498	221 [151]

(Notes) 1. The number in [] in the column of Number of Employees suggests the annual average number of temporary employees.

2. The Company rents the head office building from a party that is not a consolidated subsidiary, and leases part of the building to consolidated subsidiaries, etc.

3. In addition to the above, major rental and lease facilities are as follows:

Lease properties

Name	Number of unit	Lease period	Annual lease fee	Balance of lease agreement	Summary
Office equipment related to the office	One set	From four to five years	8,479,000 yen	20,984,000 yen	Finance lease transaction ownership of which is not transferred
Network related equipment	One set	Four years	189,955,000 yen	356,931,000 yen	Finance lease transaction ownership of which is not transferred

Rental properties

Name of place of business (address)	Segment name based on business type	Details of facility	Rented floor space (m^2)	Annual rent (thousand yen)
Head Office (Shibuya-ku, Tokyo)	Internet Use Support Business (Internet Infrastructure Business)	Office of head office	4,471.40	314,735

Head Office (Shibuya-ku, Tokyo)	Internet Use Support Business (Internet Infrastructure Business)	Office of head office	141.24	3,251
Head Office (Shibuya-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	280.81	7,504

(2) Domestic subsidiaries (As of December 31, 2005)

Company name	Name of place of business (address)	Segment name	Details of facility	Book value (thousand yen)					Number of employees
				Buildings and structures	Tools, equipment and fixtures	Vehicles	Software	Total	
Magclick Inc.	Head Office (Shibuya-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	22,528	11,587	46,429	—	80,545	75 [8]
GMO Research, Inc.	Head Office (Shibuya-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	347,906	—	12,728	—	130,076	16 [0]
GMO Media, Inc.	Head Office (Shibuya-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	1,644	13,556	79,064	—	94,265	67 [9]
GMO Hosting & Security, Inc.	Head Office (Shibuya-ku, Tokyo)	Internet Use Support Business (Internet Infrastructure Business)	Office of head office	829	114,364	111,122	—	226,317	121 [46]
GMO Communications Co., Ltd.	Head Office (Shibuya-ku, Tokyo)	Internet Use Support Business (Internet Infrastructure Business)	Office of head office	—	12,281	9,642	—	21,924	67 [339]
Internet Number Corporation	Head Office (Shibuya-ku, Tokyo)	Internet Use Support Business (Internet Infrastructure Business)	Office of head office	—	4,456	242	—	4,698	3 [0]
GeoTrust Japan, Inc.	Head Office (Shibuya-ku, Tokyo)	Internet Use Support Business (Internet Infrastructure Business)	Office of head office	—	4,757	34,179	—	38,937	15 [1]
Grandsphere Co., Ltd.	Head Office (Shibuya-ku, Tokyo)	Internet Use Support Business (Internet Infrastructure Business)	Office of head office	4,908	3,443	10,916	—	19,268	22 [2]
Paperboy&Co.	Head Office (Shibuya-ku, Tokyo)	Internet Use Support Business (Internet Infrastructure Business)	Office of head office	456,283	10,624	23,390	—	34,471	55 [9]
Telecom Online K.K.	Head Office (Shibuya-ku, Tokyo)	Internet Use Support Business (Internet Infrastructure Business)	Office of head office	3,765	—	1,124	—	4,890	11 [50]
SAN PLANNING Corporation	Head Office (Shibuya-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	26,858	6,323	1,409	11,545	46,136	119 [11]
GMO Payment Gateway, Inc.	Head Office (Shibuya-ku, Tokyo)	Internet Use Support Business (Internet Infrastructure Business)	Office of head office	14,253	29,303	52,778	—	96,335	56 [2]

Tea Cup Communication, Ltd.	Head Office (Koto-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	—	17,656	31,132	236	49,025	23 [7]
JWord Inc.	Head Office (Shibuya-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	2,605	26,411	518	—	29,534	46 [7]
@YMC CORPORATION	Head Office (Shimonoseki City, Yamaguchi)	Internet Use Support Business (Internet Infrastructure Business)	Office of head office	—	7,206	514	—	7,720	6 [1]
GMO blog, Inc.	Head Office (Shibuya-ku, Tokyo)	Internet Use Support Business (Internet Infrastructure Business)	Office of head office	—	6,146	—	—	6,146	9 [0]
Orient Credit Co., Ltd.	Head Office (Shibuya-ku, Tokyo)	Internet Finance Business	Office of head office	123,951	195,965	1,501,812	—	1,812,729	197 [28]
Solis Corporation	Head Office (Shibuya-ku, Tokyo)	Internet Use Support Business (Internet Infrastructure Business)	Office of head office	—	—	850	—	850	7 [0]

(Notes) 1. Of Book Value, "Others" denotes vehicles.

2. In addition to the above, major rental and lease facilities are as follows:

Leased assets

Name	Number of unit	Lease period	Annual lease fee	Balance of lease agreement	Summary
Server related equipment	One set	Four years	156,036,000 yen	509,335,000 yen	Finance lease transaction ownership of which is not transferred
Office related facilities	One set	From three to six years	243,842,000 yen	322,450,000 yen	Finance lease transaction ownership of which is not transferred

Rental properties

Name of place of business (address)	Segment name based on business type	Details of facility	Rented floor space (m^2)	Annual rent (thousand yen)
Magclick Inc. (Shibuya-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	542.09	37,749
GMO Research, Inc. (Shibuya-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	299.59	39,074
GMO Media, Inc. (Shibuya-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	683.47	63,803

GMO Hosting & Security, Inc. (Shibuya-ku, Tokyo)	Internet Use Support Business(Internet Infrastructure Business)	Office of head office	1205.04	46,706
GMO COMMUNICATIONS CO., LTD. (Shibuya-ku, Tokyo)	Internet Use Support Business(Internet Infrastructure Business)	Office of head office	462.28	294,447
GMO Research Institute Inc. (Shibuya-ku, Tokyo)	Internet Use Support Business(Internet Infrastructure Business)	Office of head office	26.96	3,317
Internet Number Corporation (Shibuya-ku, Tokyo)	Internet Use Support Business(Internet Infrastructure Business)	Office of head office	39.12	4,867
GMO Payment Gateway, Inc. (Shibuya-ku, Tokyo)	Internet Use Support Business(Internet Infrastructure Business)	Office of head office	410.72	30,591
JWord Inc. (Shibuya-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	40.63	6,332
GeoTrust Japan, Inc. (Shibuya-ku, Tokyo)	Internet Use Support Business(Internet Infrastructure Business)	Office of head office	65.87	7,000
GMO San Planning, Inc. (Shibuya-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	1,142.4	71,352
Paperboy&Co. (Shibuya-ku, Tokyo)	Internet Use Support Business(Internet Infrastructure Business)	Office of head office	165.65	4,207
Orient Credit Co., Ltd. (Shibuya-ku, Tokyo)	Internet Finance Business	Office of head office	744.9	142,427
Grandsphere Co., Ltd. (Shibuya-ku, Tokyo)	Internet Use Support Business(Internet Infrastructure Business)	Office of head office	279.08	9,621
Telecom Online K.K. (Shibuya-ku, Tokyo)	Internet Use Support Business(Internet Infrastructure Business)	Office of head office	696.32	39,374
Tea Cup Communication, Ltd. (Koto-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	44.72	9,006
GMO interTAINMENT, Inc. (Shibuya-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	26,94	1,619
Japan Co., Ltd. (Shibuya-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	26.94	1,852
GMO Affiliate, Inc. (Shibuya-ku, Tokyo)	Internet Advertising Support Business (Media Business)	Office of head office	18.15	517
GMO blog, Inc. (Shibuya-ku, Tokyo)	Internet Use Support Business(Internet Infrastructure Business)	Office of head office	34.1	1,945
@YMC CORPORATION (Shimonoseki City, Yamaguchi)	Internet Use Support Business(Internet Infrastructure Business)	Office of head office	106.86	9,827

3. Plan for new installation and retirement, etc. of facilities

(1) Significant new installation of facilities

n/a

(2) Significant disposal of facilities

n/a

No.4 Status of the Company Submitting the Report

1. Status of shares, etc.

(1) Total number of shares, etc.

1) Total number of shares

Type	Total number of shares issued by the Company
Common shares	246,400,000
Total	246,400,000

(Note) With the partial revision of the Articles of Incorporation at the regular general shareholders meeting held on March 29, 2006, the total number of shares issued by the Company increased by 1,725,000 as of that day and the total number became 248,125,000.

2) Outstanding shares

Type	Number of shares issued as of the end of the business year (December 31, 2005)	Number of shares issued as of the date of submission (March 30, 2006)	Name of securities exchange of listing or name of securities dealers association of registration	Details
Common shares	62,031,378	62,031,378	First Section, Tokyo Stock Exchange	—
Total	62,031,378	62,031,378	—	—

(2) Status of equity warrants, etc.

1) The Company issued equity warrants in accordance with the provisions of Article 280-20 and Article 280-21 of the Commercial Code as follows.

<table>
<tr><td colspan="3">Extraordinary resolution date of the Extraordinary General Shareholders Meeting (August 30, 2002)</td></tr>
<tr><td></td><td>As of the end of the business year
(December 31, 2005)</td><td>As of the end of the month preceding the submission date
(as of February 28, 2006)</td></tr>
<tr><td>Number of equity warrants</td><td>187 (Note 1)(Note 3)</td><td>180 (Note 1)(Note 3)</td></tr>
<tr><td>Type of share associated with equity warrants</td><td>Common shares</td><td>Common shares</td></tr>
<tr><td>Number of shares associated with equity warrants</td><td>187,000 shares (Note 2)(Note 3)</td><td>180,000 shares (Note 2)(Note 3)</td></tr>
<tr><td>Amount to be paid on exercise of equity warrants</td><td>353 yen per share (Note 2)(Note 3)</td><td rowspan="5">Same as the left</td></tr>
<tr><td>Exercise period of equity warrants</td><td>From September 1, 2003 to August 31, 2006</td></tr>
<tr><td>Issuance price and amount included in capital when shares are issued through exercise of equity warrants</td><td>(1) Issue price of shares
353 yen per share (Note 2)(Note 3)
(2) Amount included in capital from the issuance price
177 yen
(When the payment amount is adjusted according to Note 2, the amount included in capital is half the payment amount after adjustment. Further, fractions arising as a result of the calculation are rounded down to the nearest whole yen.)</td></tr>
<tr><td>Conditions for exercise of equity warrants</td><td>(1) Recipients of equity warrants must be directors, auditors, executive advisors, employees or corporate advisors of the Company or the Company's affiliates, or directors or employees of the major clients of the Company Group as of the exercise of equity warrants.
(2) Successors of the recipients may not exercise equity warrants.</td></tr>
<tr><td>Matters related to transfer of equity warrants</td><td>The transfer of equity warrants requires the approval of the Board of Directors of the Company.</td></tr>
</table>

(Notes) 1. The number of shares to be issued on the exercise of each equity warrant is 500. However, when the Company carries out a stock split or a reverse stock split, etc. of its common shares, the number of shares to be issued on the exercise of equity warrants will be adjusted using the equation in the following paragraph.

2. Adjustment of the number of shares as the purpose of equity warrants and the payment amount

(1) Adjustment of shares

When the Company carries out a share split or a reverse share split after issuing equity warrants, the number of shares associated with the equity warrants is adjusted with the following equation. However, the adjustment is made only to the number of shares associated with equity warrants that have not been exercised as of that time. Fractions of less than one share are discarded.

Number of shares after adjustment = Number of shares before adjustment X Ratio of share split or reverse share split

Further, when the Company merges with another company or consolidates with another company and the equity warrants are transferred, when the Company conducts a share swap with another company with the Company becoming the 100% parent company, or when the Company consolidates with another company by establishing a new company or carries out a merger by divestiture with another company, the Company will adjust the number of shares associated with the equity warrants.

(2) Adjustment of the payment amount

When the Company carries out a share split or a reverse share split after issuing equity warrants, the payment amount per share will be adjusted with the following equation. Any fraction of less than one yen will be rounded down.

$$\text{Payment amount per share after adjustment} = \text{Payment amount per share before adjustment} \times \frac{1}{\text{Ratio of share split or reverse share split}}$$

When the Company merges or consolidates with another company and the equity warrants are transferred to the other company, when the Company conducts a share swap with another company with the Company becoming the 100% parent company, or when the Company consolidates with another company, establishing a new company or carries out a merger by divestiture with another company, the Company will adjust the payment amount per share.

3. Following the two-for-one stock split on August 20, 2004, the Company adjusted the number of shares and the payment amount accordingly. With this adjustment, the number of shares to be issued on the exercise of the respective equity warrants was 1,000.

Extraordinary resolution date of the Regular General Shareholders Meeting (March 29, 2005)		
	As of the end of the business year (December 31, 2005)	As of the end of the month preceding the submission date (as of February 28, 2006)
Number of equity warrants	100 (Note 1)	Same as the left
Type of share associated with equity warrants	Common shares	
Number of shares associated with equity warrants	10,000 shares (Note 2)	
Amount to be paid on exercise of equity warrants	3,039 yen per share (Note 2)	
Exercise period of equity warrants	From April 1, 2006 to March 28, 2015	
Issuance price and amount included in capital when shares are issued through exercise of equity warrants	(1) Issue price of shares 3,039 yen per share (Note 2) (2) Amount included in capital from the issuance price 1,520 yen (When the payment amount is adjusted according to Note 2, the amount included in capital is half the payment amount after adjustment. Further, fractions arising as a result of the calculation are rounded down to the nearest whole yen.)	
Conditions for exercise of equity warrants	(1) Recipients of equity warrants must be directors, auditors, executive advisors, employees or corporate advisors of the Company or the Company's affiliates, or directors or employees of the major clients of the Company Group as of the exercise of equity warrants. (2) Successors of the recipients may not exercise equity warrants.	
Matters related to transfer of equity warrants	The transfer of equity warrants requires the approval of the Board of Directors of the Company.	

(Notes) 1. The number of shares to be issued on the exercise of each equity warrant is 500. However, when the Company carries out a stock split or a reverse stock split, etc. of its common shares, the number of shares to be issued on the

exercise of equity warrants will be adjusted using the equation in the following paragraph.

2. Adjustment of the number of shares as the purpose of equity warrants and the payment amount

(1) Adjustment of shares

When the Company carries out a share split or a reverse share split after issuing equity warrants, the number of shares associated with the equity warrants is adjusted with the following equation. However, the adjustment is made only to the number of shares associated with equity warrants that have not been exercised as of that time. Fractions of less than one share are discarded.

Number of shares after adjustment = Number of shares before adjustment X Ratio of share split or reverse share split

Further, when the Company merges with another company or consolidates with another company and the equity warrants are transferred, when the Company conducts a share swap with another company with the Company becoming the 100% parent company, or when the Company consolidates with another company by establishing a new company or carries out a merger by divestiture with another company, the Company will adjust the number of shares associated with the equity warrants.

(2) Adjustment of the payment amount

When the Company carries out a share split or a reverse share split after issuing equity warrants, the payment amount per share will be adjusted with the following equation. Any fraction of less than one yen will be rounded down.

$$\text{Payment amount per share after adjustment} = \text{Payment amount per share before adjustment} \times \frac{1}{\text{Ratio of share split or reverse share split}}$$

When the Company merges or consolidates with another company and the equity warrants are transferred to the other company, when the Company conducts a share swap with another company with the Company becoming the 100% parent company, or when the Company consolidates with another company, establishing a new company or carries out a merger by divestiture with another company, the Company will adjust the payment amount per share.

2) Corporate bonds with equity warrant issued under Article 341-2 of the Commercial Law are as follows:

1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (with a special agreement that convertible bond-type corporate bonds with equity warrants are in the same rank in a limited way) (Issued on September 7, 2005)		
	As of the end of the business year (December 31, 2005)	As of the end of the month preceding the submission date (as of February 28, 2006)
Balance of corporate bonds with equity warrants (million yen)	31,000	Same as the left
Number of equity warrants	62	
Type of share associated with equity warrants	Common shares	
Number of shares associated with equity warrants	10,333,333	
Amount to be paid on exercise of equity warrants (yen)	3,000	
Exercise period of equity warrants	From September 8, 2005 to September 6, 2007	
Issuance price and amount included in capital when shares are issued through exercise of equity warrants	Issue price: 3,000 yen Amount included in capital: 1,500 yen	

Conditions for exercise of equity warrants	Where the corporate bonds are redeemed before maturity or the Company loses the benefit of term in these corporate bonds, the equity warrants cannot be exercised after the date of redemption or the date of loss of benefit of term. When the Company redeems these corporate bonds before maturity following a request given by any bondholder, after the corporate bonds with equity warrants are submitted to the place of redemption, the equity warrants cannot be exercised. Further, the equity warrants cannot be exercised partially.	
Matters related to transfer of equity warrants	Equity warrants cannot be separated and transferred from the corporate bonds. When these equity warrants are exercised, the corporate bonds cease to exist through substitute payment.	

(Note) At the Board of Directors meeting held on February 13, 2006, it was resolved the Company should redeem the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants mentioned above before maturity on March 17, 2006 as the date of redemption, and the entire amount was redeemed before maturity as of this date. With this redemption, all of equity warrants ceased to exist.

(3) Changes in the total number of shares issued and capital, etc.

Month, Date, Year	Change in total number of shares issued (Shares)	Balance of total number of shares issued (Shares)	Change in capital (Thousand yen)	Outstanding capital (Thousand yen)	Change in capital reserve (Thousand yen)	Outstanding capital reserve (Thousand yen)
May 8, 2001 (Note) 1	574,515	25,673,694	28,726	3,229,375	155,766	4,076,647
September 29, 2001 (Note) 2	1,283,100	26,956,794	64,155	3,293,530	81,886	4,158,534
October 30, 2001 (Note) 3	352,000	27,308,794	17,600	3,311,130	1,557	4,160,091
February 26, 2002 (Note) 4	355,600	27,664,394	—	3,311,130	133,457	4,293,549
April 1, 2002 (Note) 5	700,000	28,364,394	—	3,311,130	139,441	4,432,990
August 10, 2004 (Note) 6	410,000	28,774,394	—	3,311,130	32,371	4,465,361
August 20, 2004 (Note) 7	28,364,394	57,138,788	—	3,311,130	—	4,465,361
September 6, 2004 (Note) 8	227,100	57,365,888	—	3,311,130	10,000	4,475,361
September 14, 2004 (Note) 9	1,881,400	59,247,288	—	3,311,130	567,800	5,043,161
October 2, 2004 (Note) 10	398,900	59,646,188	—	3,311,130	10,782	5,053,944
November 1, 2004 (Note) 11	890,100	60,536,288	—	3,311,130	106,093	5,160,038
November 2, 2004 (Note) 12	65,700	60,601,988	—	3,311,130	27	5,160,065
December 5, 2004 (Note) 13	1,000,000	61,601,988	—	3,311,130	47,769	5,207,835
September 21, 2005 (Note) 14	429,390	62,031,378	—	3,311,130	30,692	5,238,528

(Notes) 1. Issuance of new shares with a stock swap
Other party to stock swap AILE Co., Ltd. (Head Office: Shibuya-ku, Tokyo), Exchange ratio 1:68.4762

2. Issuance of new shares with a stock swap
 Other party to stock swap Mail In Co., Ltd. (Head Office: Shibuya-ku, Tokyo), Exchange ratio 1:329
3. Issuance of new shares with a stock swap
 Other party to stock swap Media Rep.Com Co., Ltd. (Head Office: Shibuya-ku, Tokyo), Exchange ratio 1:1,760
4. Issuance of new shares with a stock swap
 Other party to stock swap DAIICHI Communications Co., Ltd. (Head Office: Shibuya-ku, Tokyo), Exchange ratio 1:80
5. Issuance of new shares with a stock swap
 Other party to stock swap Rapid Site Co., Ltd. (Head Office: Shibuya-ku, Tokyo), Exchange ratio 1:3,500
6. Issuance of new shares with a stock swap
 Other party to stock swap Power Formation Corporation (Head Office: Shibuya-ku, Tokyo), Exchange ratio 1:333.333
7. One-for-two stock split (free issue)
8. Issuance of new shares with a stock swap
 Other party to stock swap Netclue Japan Co., Ltd. (Head Office: Shibuya-ku, Tokyo), Exchange ratio 1:1.136
9. Issuance of new shares with a stock swap
 Other party to stock swap CCS Holding Co., Ltd. (Head Office: Shibuya-ku, Tokyo), Exchange ratio 1:1881.4
10. Issuance of new shares with a stock swap
 Other party to stock swap i's Factory, Ltd. (Head Office: Kitakatsushika-gun, Saitama), Exchange ratio 1:1994.5
11. Issuance of new shares with a merger by divestiture
 Divested company ZERO Inc. (Head Office: Shinjuku-ku, Tokyo)
12. Issuance of new shares with a stock swap
 Other party to stock swap Forval Co., Ltd. (Head Office: Osaka City, Osaka), Exchange ratio 1:328.5
13. Issuance of new shares with a stock swap
 Other party to stock swap 3721 Network Software Co., Ltd. (Head Office: Minato-ku, Tokyo), Exchange ratio 1:204.332
14. Issuance of new shares with a stock swap
 Other party to stock swap Solis Corporation (Head Office: Shinjuku-ku, Tokyo), Exchange ratio 1:0.524

(4) Status by shareholder

As of December 31, 2005

Classification	Status of shares (Number of shares per unit: 100)								Status of shares less than unit
	Government and municipalities	Financial institutions	Securities firms	Other corporations	Overseas corporations		Other individuals	Total	
					Other than individuals	Individuals			
Number of shareholders (people)	1	37	60	281	111	22	22,597	23,109	—
Number of shares held (unit)	15	85,033	24,389	230,635	91,709	1,467	187,033	620,281	3,278
Ratio of the number of shares held	0.00	13.71	3.93	37.18	14.79	0.24	30.15	100.00	—

(Notes) 1. In terms of the 90,746 treasury shares, "Other individuals" include 907 units and "Status of shares less than unit" includes 46 shares. Further, this number of treasury shares is the number of shares recorded on the list of shareholders and equals to the number of shares held practically.

2. "Other corporations" above include 90 units of shares under the name of Japan Securities Depository Center, Inc.

(5) Status of major shareholders

As of December 31, 2005

Name or Title	Address	Number of shares held (Thousand shares)	Ratio of number of shares held to total number of shares issued
Masatoshi Kumagai Office, Ltd.	3-18-16, Minami-Aoyama, Minato-ku	22,400	36.11
Master Trust Bank of Japan, Ltd. (trust account)	2-11-3 Hamamatsu-cho, Minato-ku	3,271	5.27
Masatoshi Kumagai	3F Minami-Aoyama Mori Building, 3-18-16, Minami-Aoyama, Minato-ku	2,000	3.22
Japan Trustee Service Bank, Ltd. (trust account)	1-8-11, Harumi, Chuo-ku	1,280	2.06
Bayerische Vereinsbank A.G. (customer accounts) (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	AM SEDERANGER 5, MUNICH, F. R. GERMANY (Custody Operation Department, 2-7-1, Marunouchi, Chiyoda-ku)	1,250	2.02
Japan Securities Finance, Co., Ltd.	1-2-10, Nihonbashi Kayaba-cho, Chuo-ku	1,082	1.75
Nippon Life Insurance Company (special annuity account)	Securities Management Department, Nippon Life Insurance, 1-6-6, Marunouchi, Chiyoda-ku	1,057	1.70
SNFE MAC Japan Active Shareholder Fund LP (Standing proxy: Tokyo Branch of Hong Kong Shanghai Bank)	1 QUEEN' S ROAD CENTRAL HONG KONG (3-11-1, Nihonbashi, Chuo-ku)	996	1.61
Calyon Paris (ordinary account) (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	96, BOULEVARD HAUSSMAN F-75008 PARIS FRANCE (Custody Operation Department, 2-7-1, Marunouchi, Chiyoda-ku)	932	1.50
Morgan Stanley & Co. International Limited (Standing proxy: Tokyo Branch of Morgan Stanley Japan Limited)	25 CABOT SQUARE, CANARY WHARF, LONDON E14 4QA ENGLAND (Yebisu Garden Place Tower, 4-20-3, Ebisu, Shibuya-ku)	891	1.44
Total	—	35,161	56.68

(6) Status of voting rights

1) Issued shares

As of December 31, 2005

Classification	Number of shares (shares)	Number of voting rights	Details
Non-voting shares	—	—	—
Shares with limited voting rights (treasury shares, etc.)	—	—	—
Shares with limited voting rights (others)	—	—	—
Shares with full voting rights (treasury shares, etc.)	(Shares held by the Company) Common shares 90,700	—	—
Shares with full voting rights (others)	Common shares 61,937,400	619,374	—
Shares less than one unit	Common shares 3,278	—	—
Total number of shares issued	62,031,378	—	—
Voting rights held by all shareholders	—	619,374	—

(Notes) 1. "Shares less than one unit" include 46 shares of treasury shares held by the Company.

2. "Shares with full voting rights (other)" include 9,000 shares under the name of Japan Securities Depository Center, Inc. (90 voting rights).

2) Treasury shares etc.

As of December 31, 2005

Name or Title of the holder	Address of the holder	Number of shares held under its name	Number of shares under other persons' name	Total number of shares held	Ratio of the number of shares held to the total number of shares issued
(Shares held by itself) GMO Internet, Inc.	26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo	90,700	—	90,700	0.15
Total	—	90,700	—	90,700	0.15

(7) Details of the stock option program

The Company has adopted a stock option program.

Under the provisions of Article 280-20 and Article 280-21 of the Commercial Code, the Company issues equity warrants in this program. Details of the program are as follows:

Date of resolution	August 30, 2002
Classification and number of eligible recipients	Company's directors 11 Company's executive advisor 1 Company's corporate advisors 2 Company's auditors 3 Company's employees 20 Affiliated company's directors 6 Affiliated company's auditor 1 Directors of major clients 4 (Note)
Type of shares as the purpose of equity warrants	See "(2) Status of equity warrants"
Number of shares	Same as above (Note)
Payment amount on exercise of equity warrants	Same as above
Exercise period of equity warrants	Same as above
Conditions on exercise of equity warrants	Same as above
Matters related to the transfer of equity warrants	Same as above

(Note) As of February 28, 2006, the number of eligible recipients had decreased by three after their resignation, and the number of shares decreased by 40,000 shares.

Date of resolution	March 29, 2005
Classification and number of eligible recipients	Company's corporate advisor 1 (Note)
Type of shares associated with the equity warrants	See "(2) Status of equity warrants"
Number of shares	Same as above
Payment amount on exercise of equity warrants	Same as above
Exercise period of equity warrants	Same as above
Conditions on exercise of equity warrants	Same as above
Matters related to the transfer of equity warrants	Same as above

2. Status of acquisition of treasury shares, etc.

(1) Purchase of treasury shares in accordance with the resolution of the regular general shareholders meeting or a resolution of a meeting of the Board of Directors, etc.

1) Status of acquisition of treasury shares during the previous resolution period

n/a

2) Status of the resolution related to the acquisition of treasury shares at this regular general shareholders meeting

n/a

(2) Status of purchase of treasury shares in relation to retirement due to profit under the provision of the Articles of Incorporation or retirement of shares to be amortized, etc.

1) Status of purchase of treasury shares during the previous resolution period, etc.

n/a

2) Status of the resolution related to the acquisition of treasury shares at this regular general shareholders meeting, etc.

n/a

3. Dividend policy

With respect to the distribution of profits, while our basic policy is to return profits in a way that reflects the earnings situation, we have adopted a policy of determining the distribution of profits with a focus on the continuation of long-term, stable dividends as well as consideration to improving retained earnings, to enable us to bolster our corporate strength and prepare for future business development in a comprehensive way.

We plan to pay three yen per share as the dividend for the term under review. (As we paid an interim dividend of three yen per share, for shareholders as of June 30, 2005 in September 2005, the annual dividend to be paid will actually be six yen per share.)

With the ongoing creation of corporate value in mind, we aim at improving the stock value and provide shareholders with stable dividends.

(Note) Date of resolution concerning interim dividend of the Company for the term under review: August 15, 2005

4. Changes in the stock price

(1) Highest/Lowest stock price by business year in the past five years

Business year	11th term	12th term	13th term	14th term		15th term
				Prior to February 26, 2004	After February 27, 2004	
Account closing month/year	December 2001	December 2002	December 2003	December 2004		December 2005

Highest (yen)	2,390	714	2,260	1,850	7,300 □3,060	3,400
Lowest (yen)	425	300	298	1,340	1,340 □1,370	1,862

(Notes) 1. The □ mark suggests the highest/lowest stock price after ex rights.

2. Prior to the 14th term, the stock price is the one publicly announced by the Japan Securities Dealers Association. After the 14th term, the stock price is the one publicly announced by the Tokyo Stock Exchange.

(2) Monthly high/low in the last six months

Month	July 2005	August	September	October	November	December
Highest (yen)	3,050	2,730	2,330	2,165	2,260	3,070
Lowest (yen)	2,655	1,862	1,987	1,906	1,990	2,105

(Note) The highest/lowest stock prices are at the First Section of the Tokyo Stock Exchange.

5. Status of directors

Title	Job Title	Name	Birth Date	Career Summary		Number of shares held (thousand shares)
Representative Director, Chairman and President		Masatoshi Kumagai	July 17, 1963	May 1992 May 1995 December 1996 September 1999 April 2000 August 2001 March 2003 March 2004 December 2004 March 2005	Appointed representative director and president of Voice Media K.K. (now GMO Internet, Inc.) Resigned as representative director and president of the same company and assumed the post as director Appointed representative director and president of Inter Q K.K. (now Media Online Inc.) Appointed representative director and president of Magclick Inc. Resigned as representative director and president of Magclick Inc. Appointed director of the same company (present position) Appointed representative director and chairman of AILE Co., Ltd. (now GMO Hosting & Security, Inc.) Assumed representative director and president of the Company (present position) Resigned as representative director and chairman of AILE Co., Ltd. (now GMO Hosting & Security, Inc. Appointed director of the same company (present position) Appointed director and chairman of Paperboy&Co. (present position) Appointed director and chairman of Grandsphere Co., Ltd. (present position) Appointed director and chairman of Card Commerce Service Co., Ltd. (now GMO Payment Gateway Inc.) (present position) Appointed representative director and chairman of JWord Inc. (present position)	2,000
Responsible for administrative sections, group business strategies, and investor relations	Masashi Yasuda	June 10, 1971	Responsible for administrative sections, group business strategies, and investor relations	October 1996 April 200 September 2001 March 2002 March 2003 March 2004	Joined Century Audit Firm (now Ernst & Young ShinNihon) Resigned from said audit firm Registered as the certified public accountant Joined the Company Manager of the Management Strategy Office of the Company Appointed director of the Company Appointed managing director responsible for group business strategies, and investor relations Appointed director of AILE Co., Ltd. (now GMO Hosting & Security, Inc.) (present position) Responsible for administrative sections, group business strategies, and investor relations (present position)	5

				November 2004	Appointed auditor of Card Commerce Service Co., Ltd. (now GMO Payment Gateway Inc.) (present position)	
				March 2005	Appointed executive director of the Company	

Title	Job Title	Name	Birth Date	Career Summary		Number of shares held (thousand shares)
Managing Director	Manager of Corporate Sales Consolidation Division	Kenichiro Matsubara	February 12, 1972	April 1992 October 1994 December 1996 March 1997 March 2003 March 2005 January 2006	Joined Hikari Tsushin Inc. Joined Chuo Tsushi Service K.K. Manager in charge of Sales Headquarters of Tokyo Metropolitan Area of the same company Appointed representative director and president of DAICHI Communications Co., Ltd. (now GMO Communications Co., Ltd.) Appointed director of the Company Appointed managing director (present position) Appointed manager of Corporate Sales Consolidation Division (present position)	100
Managing Director		Hiroyuki Nishiyama	August 14, 1964	December 1996 September 1999 April 2000 March 2001 December 2002 March 2003 August 2003 August 2004 December 2004 March 2006	Appointed representative director of Japan Direct Dialing K.K. Joined Magclick Inc. Appointed representative director and president of the same company Appointed director of the Company Appointed representative director of E-sumai Inc. Appointed managing director of the Company in charge of the group media business Resigned as managing director Appointed director (present position) Appointed director of SAN PLANNING Corporation (GMO San Planning Inc.) Appointed representative director and chairman of the same company Resigned as representative director and president of Magclick Inc. Appointed representative director and chairman of the same company (present position) Resigned as director of GMO San Planning Inc. Appointed managing director of the Company (present position)	30
Managing Director	Manager of Media Sales Consolidation Division	Kazuhiko Miyazaki	January 28, 1971	February 1999 April 2002 August 2004 September 2004 January 2006 March 2006	Joined the Company as manager of the No.2 Consumer Business Division Appointed general manager of the president's office of the Company Appointed representative director of Telecom Online K.K. Appointed manager of Sales Consolidation at the Company Appointed manager of Media Sales Consolidation Division at the Company (present position) Appointed managing director of the Company (present position)	30
Director		Mitsuru Aoyama	February 8, 1967	April 1988	Joined Tokyo Koku Keiki K.K.	—

				September 1995 May 1997 March 2003	Joined AILE Ltd. (now GMO Hosting & Security, Inc.) Appointed representative director and president of the same company (present position) Appointed director of the Company (present position)	
Director		Issei Ainoura	July 19, 1962	April 1986 April 2000 March 2006	Joined IBM Japan, Ltd. Appointed representative director and president of Card Call Service K.K. (present GMO Payment Gateway, Inc.) (present position) Appointed director of the Company (present position)	—

Title	Job Title	Name	Birth Date	Career Summary		Number of shares held (thousand shares)
Director	Head of Group Legal Strategy Office	Koichi Tachibana	February 24, 1970	April 1992 August 1996 June 2000 December 2001 March 2003 March 2003 March 2004	Joined International Digital Communications, Inc. (now Cable and Wireless IDC Inc.) Joined Iwahori Patent Office Joined the Company Head of Supervision and Audit Office Head of Audit Office for Group Legal Affairs Appointed director of the Company (present position) Head of Group Investment Strategy Office	5
Director	Manager of the IxP Division	Naoya Watanabe	July 28, 1971	November 1996 December 2001 April 2002 March 2004 September 2004	Joined the Company Manager of the domain business President of the Domain Company of the Company Appointed director of the Company (present position) President of the Domain Server Company of the Company Manager of the IxP Division (present position)	26
Director	Manager of the Business Partner Division	Tadashi Ito	March 12, 1974	April 1997 October 1997 December 2001 April 2002 March 2004 September 2004	Joined Kankaku Securities Co., Ltd. (now Mizuho Investors Securities Co., Ltd.) Joined the Company Manager of the OEM Business of the Company President of the OEM Company of the Company Appointed director of the Company (present position) President of the Business Partner Company of the Company (present position) Manager of the Business Partner Division (present position)	52
Director	Manager of Group General Affairs Division and in charge of group human resources	Toshihiko Sugaya	July 19, 1968	April 1998 January 2000 July 2001 March 2003 March 2004 June 2005	Joined Nichii Gakkan K.K. Joined the Company Manager of the General Affairs Division of the Company Manager of the Group General Affairs Division of the Company Appointed director of the Company (present position) Manager of Group General Affairs Division and in charge of group human resources (present position)	1
Director	Manager of the Group Management Strategy Division	Katsumi Arisawa	December 21, 1973	September 1996 May 1999 July 2001 September 2001 March 2003	Joined KPMG Peat Marwick K.K. (now KPMG Tax Corporation (Japan)) Joined the Company Manager of the Management Strategy Office of the Company Registered as certified public tax accountant Manager of the Group Management Strategy Office of the Company	5

				April 2004 March 2005	Manager of the Group Management Strategy Division (present position) Director (present position)	
Director	Head of Group Investment Strategy Office	Teruhiro Arai	February 27, 1973	October 1996 December 1999 April 2001 July 2001 July 2001 December 2003 April 2004 March 2005	Joined Century Audit Firm (now Ernst & Young ShinNihon) Joined the Company Manager of the Management Strategy Office of the Company Resigned from the Company Opened Arai Accounting Office Joined the Company Head of Group Investment Strategy Office (present position) Director (present position)	—

Title	Job Title	Name	Birth Date	Career Summary		Number of shares held (thousand shares)
Full-time auditor		Masahiro Muto	December 23, 1961	April 1983 March 1987 April 1987 December 1996 January 1997 October 1997 October 1997 March 1998 March 1998	Joined Eri K.K. Resigned from the same company Joined Taito Corporation Resigned from the same company Joined Cerespo Co., Ltd. Resigned from the same company Joined V Cubic K.K. Resigned from the same company Appointed full-time auditor of the Company (present position)	15
Auditor		Manabu Kinoshita	December 14, 1948	April 1967 July 1976 July 1985 July 1988 July 1992 July 1993 August 1993 March 1997	Joined Tokyo Regional Taxation Bureau (administrative official of Ministry of Finance) National tax examiner Senior national tax examiner Chief examiner of Tokyo Regional Tax Bureau Chief examiner Retired from MOF Registered as certified public tax accountant Appointed auditor of the Company (present position)	15
Auditor		Keigo Ogura	July 19, 1971	October 1996 April 2000 January 2001 September 2002 March 2004	Joined Century Audit Finn (now Ernst & Young ShinNihon) Registered as certified public accountant Joined Partners inc. Established Ogura Certified Public Accountant Office Head of said office (present position) Appointed auditor of the Company	—
Total						2,256

(Note) The auditors Manabu Kinoshita and Keigo Ogura, are external auditors as set out in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Companies (Kabushiki-Kaisha).

6. Corporate governance

(1) Basic approach to corporate governance

To continuously improve corporate value, we believe that making management decisions in a flexible manner and operating the company appropriately, while improving soundness and transparency in management, is the most crucial issue of the Company.

(2) Measures related to corporate governance

1) Management organization related to decision-making, execution and supervision in corporate management and status of other corporate governance system

At the Company, the Board of Directors and the Board of Auditors audit and supervise the execution of duties. The Board of Directors consists of 13 directors. The Board of Directors decides on the management policies, matters set out in laws and regulations, and material matters related to corporate management. It also makes management decisions appropriately and quickly as the organ supervising the execution of duties. The Board of Auditors consists of three auditors (of which, two are external auditors). In accordance with the rules of the Board of Auditors, auditors audit the execution of duties by directors through participation in meetings of the Board of Directors and other significant meetings and investigations of duties and assets, etc. The Company has also established an Internal Audit Office (one staff member) which reports directly to the President. In the Audit Office, the full-time responsible staff member regularly audits operations and conducts accounting audits throughout the group companies, including the Company, based on the annual audit plan. This staff member not only points out issues, proposes operational improvements and provides supports for implementation of such proposals by audited divisions, but also reports the content of internal audit to the President, related directors, and directors of group companies which is used to improve management. The Internal Audit Office is an organization capable of making evaluations, giving advice and providing recommendations from the perspective of compliance and rationality as well as from a fair and objective standpoint as an organization independent of other divisions.

2) Personal relationships, capital relationships, business relationships or other interests between the Company and external auditors

There is no vested interest between the external auditors of the Company and the Company.

3) Implementation of the Company's initiatives in corporate governance in the last year

The Company makes decisions on material matters in corporate management and monitors the status of management at meetings of the Board of Directors, held four times a month, and hold deliberations quickly and appropriately under the strict supervision of the Board of Auditors. The Company has also established an Internal Audit Office which carries out internal audits on the conduct of business and the status of controls, and also evaluates and makes suggestions to Group companies.

To further improve our system of disclosure, we plan to provide information via the Internet and disclose accurate information on a timely basis.

(3) Details of remuneration paid to directors

1) Remuneration paid to directors 161,586,000 yen

2) Remuneration paid to auditors 10,560,000 yen (Of which, remuneration to external auditors: 2,520,000 yen)

3) Bonuses paid to directors by appropriation of earnings

n/a

(4) Details of remuneration paid to auditors

Remuneration paid by the Company and its domestic subsidiaries to ChuoAoyama Pricewaterhouse Coopers in association with audits and other services are as follows:

1) Remuneration for duties set forth in Article 2, Paragraph 1 of the certified public accountant law (Law No. 103 in 1948)

33,000,000 yen

2) Remuneration for duties other than above

26,000,000 yen

(5) Status of accounting audit

Under the audit agreement entered into with ChuoAoyama Pricewaterhouse Coopers, the Company is subject to audit under the Commercial Code and audit under the Securities and Exchange Law. The audit system of the Company in the consolidated accounting term under review was as follows:

- Name of certified public accountants who conducted the accounting audit

 Takashi Kinoshita, designated employee and managing partner (continuous number of years of audit: 10 years)

 Kenji Okamura, designated employee and managing partner (continuous number of years of audit: 1 year)

- Auditors involved in the accounting audit work

 Certified public accountants: 7

 Assistant accountants: 7

 Others: 4

No.5 Status of Accounting

1. With respect to the method of producing the consolidated financial statements and the financial statements

(1) We prepare our consolidated financial statements in accordance with the "Rules concerning terms, formats and production method of consolidated financial statements" (Ministerial Ordinance No. 28 of Ministry of Finance in 1976. Hereinafter referred to as "rules on consolidated financial statements").

However, we prepared our financial statements in accordance with the rules on consolidated financial statements before revision according to the proviso in Paragraph 2 of the additional rule to the "Cabinet Office regulations to revise part of the rules concerning terms, formats and production method of consolidated financial statements, etc." (Cabinet Office regulations No. 5 as of January 31, 2004).

(2) We prepare our financial statements in accordance with the "Rules concerning terms, formats and production method of financial statements, etc." (Ministerial Ordinance No. 59 of Ministry of Finance in 1963. Hereinafter referred to as "rules on financial statements, etc."). However, we prepared our financial statements in accordance with the rules on financial statements before revision based on the proviso in Paragraph 2 of the additional rule to the "Cabinet Office regulations to revise part of the rules concerning terms, formats and production method of financial statements, etc." (Cabinet Office regulations No. 5 as of January 31, 2004).

2. With respect to audit certificate

ChuoAoyama Pricewaterhouse Coopers audited the Company's consolidated financial statements and financial statements for the previous consolidated accounting term (from January 1, 2004 to December 31, 2004), and previous business term (from January 1, 2004 to December 31, 2004) as well as for the consolidated accounting term under review (from January 1, 2005 to December 31, 2005) and business term under review (from January 1, 2005 to December 31, 2005) based on the provisions set out in Article 193-2 of the Securities Exchange Law.

1. Consolidated Financial Statements, etc.

(1) Consolidated Financial Statements

1) Consolidated Balance Sheet

		FY2004 (ended December 31, 2004)			FY2005 (ended December 31, 2005)		
Section	NOTE number	Amount (thousand yen)		Composition (%)	Amount (thousand yen)		Composition (%)
(Assets)							
I Current Assets							
1 Cash and deposits	* 3		11,556,654			24,192,882	
2 Accounts receivable			3,618,436			2,965,738	
3 Inventory assets			46,071			31,605	
4 Deferred tax asset			388,185			1,544,780	
5. Operational loans	* 3, 4, 5		—			27,010,379	
6. Accrued income			—			3,578,822	
7 Other assets			883,013			1,771,743	
Allowance for doubtful debts			△380,260			△6,589,597	
Total Current Assets			16,112,100	57.8		54,506,355	61.9
II Fixed assets							
1.Tangible fixed assets							
(1) Buildings and structures	* 1		393,358			255,231	
(2) Tools and equipment	* 1		239,303			532,809	
(3) Land			382,095			9,800	
(4) Others	* 1		36,628			30,766	
Total Tangible Fixed Assets			1,051,386	3.8		828,607	0.9
2. Intangible fixed assets							
(1) Goodwill			598,033			409,072	
(2) Software			602,166			2,053,300	
(3) Account for consolidated adjustments			2,390,768			16,792,246	
(4) Others			355,590			459,380	
Total of intangible fixed assets			3,946,559	14.1		19,713,999	22.4
3.Investments and other assets							
(1) Investments in securities	* 2, 3		4,716,526			6,676,076	
(2) Long-term loan			28,173			111,839	
(3) Investment			494,187			455,211	
(4) Deposit			973,055			1,041,181	
(5) Long-term money deposited			—			3,173,388	
(6) Deferred tax asset			174,392			678,309	
(7) Others			410,053			886,118	
Allowance for bad debt			△9,632			△13,718	
Total of investments and other assets			6,786,756	24.3		13,008,406	14.8
Total of fixed assets			11,784,702	42.2		33,551,013	38.1
Total of assets			27,896,802	100.0		88,057,369	100.0

		FY2004 (ended December 31, 2004)			FY2005 (ended December 31, 2005)		
Section	NOTE number	Amount (thousand yen)		Composition (%)	Amount (thousand yen)		Composition (%)
(Liabilities)							
I. Current liabilities							
1. Notes payable and accounts payable – trade			1,296,946			1,145,053	
2. Short-term debt	* 3		2,178,500			7,591,000	
3. Current portion of long-term debt	* 3		—			8,300,400	
4. Bonds to be redeemed within one year			—			150,000	
5. Convertible bonds with equity warrant to be repaid within one year			—			31,000,000	
6. Accrued amount payable			2,134,242			2,288,712	
7. Accrued corporation tax, etc			1,753,448			2,610,787	
8. Allowance for bonuses			37,400			108,681	
9. Advance money			1,069,035			1,382,220	
10. Deferred tax liability			3,226			—	
11. Other liabilities			1,766,589			1,858,193	
Total of current liabilities			10,239,387	36.7		56,435,049	64.1
II Fixed liabilities							
1. Long-term bonds payable			—			4,150,000	
2. Long-term debt	* 3		—			5,445,950	
3. Long-term accounts payable			553,585			656,317	
4. Deferred tax liability			99,631			2,793	
5. Officers' retirement allowance reserve			—			50,200	
6. Allowance for retirement benefits for employees			—			192,238	
7. Other fixed liabilities			19,281			157,849	
Total of fixed liabilities			672,498	2.4		10,655,349	12.1
Total of liabilities			10,911,886	39.1		67,090,398	76.2
(Minority Equity)							
Minority equity			3,634,289	13.0		4,684,079	5.3
(Shareholder's Equity)							
I Capital stock	* 6		3,311,130	11.9		3,311,130	3.8
II Capital reserve			5,284,148	19.0		5,353,357	6.1
III Earned surplus			4,768,047	17.1		7,617,791	8.6
IV Other gaps in appraisal of securities			120,579	0.4		28,214	0.0
V Equity adjustment from foreign currency translation			4,598	0.0		△3,621	△0.0
VI Own stocks	* 7		△137,877	△0.5		△23,980	△0.0
Total of shareholders' equity			13,350,626	47.9		16,282,890	18.5
Total of liabilities, minority equity and shareholders' equity			27,896,802	100.0		88,057,369	100.0

2) Consolidated Profit and Loss Statement

Section	NOTE number	FY2004 (From January 1, 20, 2004 to December 31, 2004) Amount (thousand yen)		Composition (%)	FY2005 (From January 1, 20, 2005 to December 31, 2005) Amount (thousand yen)		Composition (%)
I Operating revenue			23,561,986	100.0		37,219,808	100.0
II Business expenses	* 1		9,675,171	41.1		12,814,347	34.4
III Sales and general administrative expenses	* 2, 3		11,081,946	47.0		20,052,980	53.9
Operating profit			2,804,867	11.9		4,352,481	11.7
IV Non-operating revenue							
1. Interest received		11,904			25,386		
2. Fees received		24,992			52,297		
3. Bad debt recovered		8,614			2,152		
4..Profit from investment partnership		4,084			28,349		
5. Foreign exchange gain		—			16,769		
6. Sales compensation payments		—			48,300		
7. Others		34,543	84,138	0.4	74,690	247,946	0.6
V. Non-operating expenses							
1. Interest paid		9,188			19,020		
2. Stock issue costs		18,822			37,866		
3. Bond issue cost		—			21,126		
4. Loss from investment partnership		13,134			3,870		
5. Expense for out-of-court settlement		—			341,470		
6. Others		42,383	83,528	0.4	73,976	497,330	1.3
Ordinary profit			2,805,478	11.9		4,103,097	11.0
VI. Extraordinary profit							
1. Gain from the prior-term adjustment	* 4	—			34,868		
2.Gain on sales of fixed assets	* 5	38,686			14,287		
3. Gain on sales of investments on stocks of securities		3,357,981			459,788		
4. Gain on sales of investments on stocks of affiliated companies		—			3,010,629		
5. Debt forgiveness income	* 6	23,768			—		
6. Profit from change of equity investees	* 7	16,038			1,364,951		
7. Gain on return of allowance for doubtful debts		8,399	3,444,874	14.6	20,595	4,905,120	13.2

Section	NOTE number	FY2004 (From January 1, 20, 2004 to December 31, 2004) Amount (thousand yen)		Composition (%)	FY2005 (From January 1, 20, 2005 to December 31, 2005) Amount (thousand yen)		Composition (%)
VII Extraordinary loss							
1. Loss from the prior-term adjustment	* 8	—			11,093		
2. Loss on sales of fixed assets	* 9	—			95,673		
3. Loss on retirement of fixed assets	* 10	161,893			489,504		
4. Devaluation of goodwill	* 11	42,185			82,193		
5. Loss on devaluation of subsidiaries		21,503			330,800		
6. Loss on sale of investment securities		2,099			—		
7. Loss on devaluation of affiliated company		18,932			10,049		
8. Loss on sales of investments on stocks of affiliated companies		—			6,932		
9. Loss on appraisal of capital contribution		—			41,649		
10. Amortization of the consolidated adjustment account	* 12	444,894			—		
11. Loss on change of equity investees	* 13	94,073			246,289		
12. Office relocation cost		12,246			—		
13. Penalty for breaking a lease		68,475			75,158		
14. Loss on disposal of underforming business	* 14	—			773,325		
15. Expenses for change in corporate name		—			37,566		
16. Payments for damages	* 15	—			160,110		
17. Loss on redemption of bonds		—			54,979		
18. Others		4,950	871,255	3.7	—	2,415,327	6.5
Current net profit before adjustment of taxes			5,379,096	22.8		6,592,891	17.7
Corporate tax, residential tax and business tax		2,229,871			3,222,231		
Amount of adjustment, such as corporate tax		325,394	2,555,265	10.8	△266,035	2,956,196	7.9
Profit of minority shareholders			260,762	1.1		377,741	1.0
Current period net profit			2,563,068	10.9		3,258,953	8.8

3) Statement of Consolidated Surplus

Section	NOTE number	FY2004 (From January 1, 20, 2004 to December 31, 2004) Amount (thousand yen)		FY2005 (From January 1, 20, 2005 to December 31, 2005) Amount (thousand yen)	
(Capital Surplus)					
I. Balance of capital surplus at beginning of term			4,432,990		5,284,148
II. Increase in capital surplus					
1. Issue of new stocks through stock swap		774,845		30,692	
2. Gains on sales of treasury stock		76,312	851,158	38,515	69,208
III Closing capital surplus balance			5,284,148		5,353,357
(Earned Surplus)					
I. Balance of earned surplus at beginning of term			2,563,536		4,768,047
II. Increase in earned surplus					
1. Current net profit		2,563,068		3,258,953	
2. Increase in earned surplus due to merger		9,226		—	
3.Increase in surplus due to increased number of consolidated subsidiaries		63,565		2,471	
4. Increase in earned surplus due to a decrease in the number of consolidated subsidiaries		—	2,635,860	5,226	3,266,651
III. Decrease in earned surplus					
1. Dividend		277,846		367,330	
2. Bonus to directors and statutory auditors		13,604		36,063	
3. Decrease in surplus due to increased number of consolidated subsidiaries		124,888		4,023	
4. Decrease in earned surplus due to merger		—		8,805	
5. Decrease in surplus due to merger of consolidated subsidiaries and affiliates		15,009	431,349	684	416,907
IV. Balance of earned surplus at end of the term			4,768,047		7,617,791

4) Statement of consolidated Cash Flow

Section	NOTE number	FY2004 (From January 1, 20, 2004 to December 31, 2004) Amount (thousand yen)	FY2005 (From January 1, 20, 2005 to December 31, 2005) Amount (thousand yen)
I Cash flow from operating activities			
Current net profit before adjustment of tax, etc.		5,379,096	6,592,891
Depreciation charge		495,995	906,553
Amortization of the consolidated adjustment account		609,930	957,428
Increase in allowance for doubtful debts		△145,116	△297,663
Increase in allowance for bonuses		4,422	△9,786
Increase or decrease in retirement benefit costs		—	19,627
Gain on sales of investments in securities		△3,357,981	△459,788
Gain on sales of stocks of affiliated companies		—	△3,010,629
Interest received and dividend received		△11,904	△25,386
Interest paid		9,188	18,948
Foreign currency transaction gain and loss		3,154	△36,592
Stock issue costs		18,822	37,866
Loss on sales of investments in securities		2,099	1
Loss on devaluation of investments in securities		21,503	330,800
Loss from write-down of investments in affiliates		18,932	10,049
Loss on appraisal of capital contribution		—	41,649
Depreciation of goodwill		42,185	82,193
Loss on retirement of fixed assets		161,893	489,504
Loss on sales of fixed assets		—	95,673
Gain on sales of fixed assets		△38,686	△14,287
Loss on devaluation of subsidiaries' stock		△23,768	—
Gain from change of equity investees		△16,038	△1,364,951
Loss from change of equity investees		94,073	246,289
Increase (decrease) in operational loans		—	△3,074,384
Increase (decrease) in accounts receivable		△444,541	685,514
Increase (decrease) in other assets		△373,373	1,472,880
Increase (decrease) in inventory assets		△32,794	16,912
Increase (decrease) in purchase debts		9,224	△173,401
Increase (decrease) in other liabilities		1,523,341	△1,001,403
Paid director's bonuses		△17,837	△43,025
Subtotal		3,931,823	2,493,484
Interest and dividend received		4,697	25,300
Interest paid		△20,703	△19,020
Payment for damages		—	△160,110
Payment of corporate tax, etc.		△1,478,896	△2,498,012
Cash flow from operating activities		2,436,921	△158,357

Section	NOTE number	FY2004 (From January 1, 20, 2004 to December 31, 2004) Amount (thousand yen)	FY2005 (From January 1, 20, 2005 to December 31, 2005) Amount (thousand yen)
II Cash flow from investing activities			
Expenditure incurred by deposit of fixed deposit		△97,306	△8
Revenue accrued by repayment of fixed deposit		152,556	697,308
Expenditure incurred by acquisition of tangible fixed assets		△265,189	△417,512
Revenue accrued by sales of tangible fixed assets		—	629,649
Expenditure incurred by acquisition of intangible fixed assets		△579,835	△769,332
Revenue accrued by sales of intangible fixed assets		67,234	79,797
Expenditure incurred on acquisition of investment in securities		△2,852,648	△2,462,387
Revenue accrued from sale of investment in securities		4,236,424	839,655
Revenue accrued from redemption of investment in securities		—	277,500
Expenditure incurred on acquisition of investment in subsidiaries' securities		△97,027	△2,100,281
Revenue accrued from sale of investment in subsidiaries' securities		—	3,364,051
Expenditure incurred by acquisition of stock of new consolidated subsidiary		△935,066	△22,850,289
Amount of decrease resulting from change in scope of consolidation related to merger of subsidiaries		—	△57,265
Acceptance of subsidiaries' funds through stock swap		1,514,327	13,564
Expenditure incurred by loans		△1,148,600	△209,053
Revenue accrued by collection on loans		89,048	112,344
Expenditure incurred on the transfer of business		△666,910	△30,207
Revenue accrued from other investing activities		△562,452	△416,267
Expenditure incurred by other investing activities		32,930	565,560
Cash flow from investing activities		△1,112,515	△22,733,175
III Cash flow from financial activities			
Revenue accrued by short-term loans payable		2,203,000	6,800,000
Expenditure incurred by repayment of short-term loans payable		△169,229	△9,935,800
Revenue accrued by long-term debt		—	12,446,300
Expenditure incurred by repayment of long-term loans payable		△744,002	△7,778,000
Revenue accrued by issue of bonds		—	63,128,873
Expenditure incurred by redemption of debenture		△12,814	△31,475,000
Expenditure incurred by issue of stocks		△18,822	—
Revenue incurred by issue of stocks for minority equity		158,137	2,279,947
Revenue or expenditure incurred by acquisition of own stocks		327,859	△223,427
Payment of dividends		△272,822	△362,399
Payment of dividends for minority shareholders		△31,742	△131,722
Cash flow from financial activities		1,439,562	34,748,770
IV Effect of exchange rate changes on cash and cash equivalents		△5,516	9,630
V Net increase in cash and cash equivalents		2,758,451	11,866,868
VI Balance of cash and cash equivalents at the beginning of term		8,524,679	11,319,354

VII Increase in cash and cash equivalents in accordance with change of consolidated subsidiaries		36,222	16,659
VIII Balance of cash and cash equivalents at the end of the term		11,319,354	23,202,882

Material matters as base in preparation of consolidated financial statements

Section	FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
1. Matters related to the scope of consolidation	Of 31 subsidiaries, the following 24 companies are included in the scope of consolidation; Magclick Inc., GMO Media and Solutions Inc., GMO Hosting and Technologies, Inc., GMO Communications Co., Ltd., E-sumai Inc.., Discount-Domain.com Inc , GMO Research Institute Inc., Internet Number Corporation, GeoTrust Japan, Inc., WEBKEEPERS,INC , Paperboy & co., Grandsphere Co., Ltd., Payment-One, Inc., GMO Mobile&Desktop Inc., Netclue Co., Ltd., CCS Holding Co., Ltd., Card Commerce Service Co., Ltd., SAN PLANNING Corporation, TELECOM ONLINE Inc., Tea Cup Communication, LTD., 3721 Network Software Co., Ltd., AccessPort Inc.. ・Two companies included in the scope of consolidation the Company because of their increased importance GeoTrust Japan, Inc., WEBKEEPERS,INC. ・12 companies which became a consolidated subsidiary of the Company along with the acquisition of shares Paperboy & Co. Grandsphere Co., Ltd. Netclue Japan Co., Ltd Netclue Co., Ltd CCS Holding Co., Ltd. Card Commerce Service Co., Ltd. Power Formation Corporation SAN PLANNING Corporation i's Factory, Ltd. Tea Cup Communication, LTD 3721 Network Software Co., Ltd. AccessPort Inc. ・One company which became a consolidated subsidiary after being founded in the consolidated accounting term under review TELECOM ONLINE INC. ・One company which changed from an equity method company to a consolidated subsidiary along with the additional acquisition of shares Payment-One, Inc. ・One company which changed from an equity method company to a consolidated subsidiary following a merger with a consolidated subsidiary GMO Mobile&Desktop Inc. (former Ucast Communication Inc.)	Of 39 subsidiaries, the following 25 companies are included in the scope of consolidation; Magclick Inc., GMO Media Inc. (former GMO Mobile&Desktop Inc.), GMO HOSTING & SECURITY, INC., GMO Communications Co., Ltd., GMO Research Institute Inc., Internet Number Corporation, GeoTrust Japan, Inc., WEBKEEPERS, INC., Paperboy & Co., Grandsphere Co., Ltd., Payment-One, Inc., GMO Research, Inc. (former GMO Media and Solutions Inc.), Netclue Japan Co., Ltd., Netclue Co., Ltd., GMO Payment Gateway, Inc. (former Card Commerce Service Co., Ltd.), GMO San Planning INC. (former SAN PLANNING Corporation), TELECOM ONLINE Inc., Tea Cup Communication, LTD., JWord Inc., (former AccessPort Inc., @YMC CORPORATION, GMO Affiliate, Inc., GMO blog, Inc., GMO-interTAINMENT, Inc., Solis Corporation, Orient Credit Co., Ltd. ・Two companies included in the scope of consolidation the Company because of their increased importance GMO blog, Inc. GMO-interTAINMENT, Inc. ・Three companies which became a consolidated subsidiary of the Company along with the acquisition of shares @YMC CORPORATION Solis Corporation Orient Credit Co., Ltd. ・One company which became a consolidated subsidiary after being founded in the consolidated accounting term under review GMO Affiliate, Inc. ・Five companies excluded from the scope of consolidation along with the merger Discount-Domain.com Inc. CCS Holding Co., Ltd., i's Factory,Ltd. 3721 Network Software Co., Ltd. E-sumai Inc.

Section	FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
	· Three companies excluded from the scope of consolidation along with the merger KabeGam.Com Inc. Magforce Inc. Power Formation Corporation · One company excluded from the scope of consolidation following a corporate windup GMO MAGAZINES INC. Non-consolidated companies are Patent Incubation Capital Inc., Net Card Co. Ltd., Scratch Magazine Inc., 北京室生熊谷数碼科技有限公司, GMO-interTAINMENT, Inc., Goo Via Japan Inc., Forval Corporation. All of these companies are small companies. Total assets, sales, net profit for the interim period (proportional to equity share), and retained earnings (proportional to equity share) of these companies have no major effect on the consolidated interim financial statements.	Non-consolidated companies are Patent Incubation Capital Inc., Net Card Co. Ltd., Scratch Magazine Inc., 北京室生熊谷数碼科技有限公司, Goo Via Japan Inc., Mighty Server, Inc., SWsoft Japan, Inc., 艾捷網絡軟件（北京）有限公司, Epsilon, Inc., MAKESHOP Co.,Ltd., GMO Ad Networks, Inc., GMO VenturePartners, Inc., GMO internet securities, Inc., GMO VenturePartners Limited Partnership Act for Investment. All of these companies are small companies. Total assets, sales, net profit for the interim period (proportional to equity share), and retained earnings (proportional to equity share) of these companies have no major effect on the consolidated interim financial statements.
2. Matters related to application of the equity method	There is no equity method company. Payment-One Inc., which was formerly an equity-method affiliate, was made a consolidated subsidiary following the additional acquisition of shares by the Company. GMO Mobile&Desktop Inc. (former Ucast Communications Inc.) was changed from an equity method company to a consolidated subsidiary following a merger with a consolidated subsidiary. Seven non-consolidated subsidiaries, namely Patent Incubation Capital, Inc., Net Card Inc., Scratch Magazine Co., Ltd., 北京室生熊谷数碼科技有限公司, Goo Via Japan Inc., SwsoftJapan Corporation, Ipshiron Inc., MakeShop Inc. and two affiliates, namely, Skylee Networks Inc. and Humeia Registry Corporation, have only a minor influence on net profit/loss (amount comparable to equity) and earned surplus (amount comparable to equity), etc., and their collective significance is low. Consequently, they are excluded from application of the equity method.	There is no equity method company. Fourteen non-consolidated subsidiaries, namely Patent Incubation Capital, Inc., Net Card Inc., Scratch Magazine Co., Ltd., 北京室生熊谷数碼科技有限公司, Goo Via Japan Inc., Mighty Server, Inc., SWsoft Japan, Inc., 艾捷網絡軟件（北京）有限公司, Epsilon, Inc., MAKESHOP Co.,Ltd., GMO Ad Networks, Inc., GMO VenturePartners, Inc., GMO internet securities, Inc., GMO VenturePartners Limited Partnership Act for Investment and three affiliates, namely, Skylee Networks Inc., Humeia Registry Corporation, Blog Business Fund Limited Partnership Act for Investment, have only a minor influence on net profit/loss (amount comparable to equity) and earned surplus (amount comparable to equity), etc., and their collective significance is low. Consequently, they are excluded from application of the equity method.

Section	FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
3. Matters related to the business year of consolidated subsidiaries	Of consolidated subsidiaries, the account closing date of Card Commerce Service Co., Ltd. is September 30, for SAN PLANNING Corporation and AccessPort Inc. it is March 31, for i's Factory, Ltd. it is July 31, and for Tea Cup Communication, LTD. the date is April 30. In preparing consolidated financial reports, to produce a financial report that serves as the basis for a consolidated financial report, we carry out the necessary provisional settlement of accounts as of the consolidated account closing date.	Of consolidated subsidiaries, the account closing date of GMO Payment Gateway, Inc. is September 30, for @YMC CORPORATION and Orient Credit Co., Ltd. it is March 31. In preparing consolidated financial reports, to produce a financial report that serves as the basis for a consolidated financial report, we carry out the necessary provisional settlement of accounts as of the consolidated account closing date.
4. Matters related to the accounting standards	(1) Important appraisal standards and appraisal method for assets 1) Negotiable securities Other securities Securities with a market price We use the market value method according to the market value, etc. on the accounting date (variances in the evaluation are processed using the method to directly include all capital, and the cost of securities sold is calculated using the moving average method). Securities without a market price We adopt the cost method based on the moving average method. 2) Inventory assets Products Products are evaluated using the cost method based on the moving average method. — Inventory goods Inventory goods are evaluated using the cost method based on the gross average method. (2) Important method of depreciation of fixed assets 1) Tangible fixed assets We adopt the fixed rate method. Further, effective lives are as follows: Buildings and structures From eight to 50 years Tools, equipment and fixtures From two to 20 years 2) Intangible fixed assets We adopt the fixed amount method. However, for software used by the Company, we adopt the fixed amount method based on the usable period within the Company (five years). (3) Important method of earmarking of deferred assets New share issuing expense We treat the whole amount of new share issue expenses as expenses at the time they are incurred. —	(1) Important appraisal standards and appraisal method for assets 1) Negotiable securities Other securities Securities with a market price Same as at left Securities without a market price We mainly adopt the cost method based on the moving average method. 2) Inventory assets Products Same as at left Products in progress The cost method from the individual method Inventory goods Same as at left (2) Important method of depreciation of fixed assets 1) Tangible fixed assets We mainly adopt the fixed rate method. Further, effective lives are as follows: Buildings and structures From eight to 50 years Tools, equipment and fixtures From two to 20 years 2) Intangible fixed assets Same as at left (3) Important method of earmarking of deferred assets New share issuing expense Same as at left Bond issue cost We treat the whole amount of new share issue expenses as expenses at the time they are incurred

Section	FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
	(4) Important standards for appropriation of allowances 1) Allowance for bad debts To prepare for losses incurred by defaults on accounts receivable, etc., given the loan loss ratio for general credits and the individual collectability for specific credits such as doubtful debts, etc., we post the estimated uncollectible amount.	(4) Important standards for appropriation of allowances 1) Allowance for bad debts Same as at left
	2) Allowance for bonuses To prepare for the payment of bonuses to employees, of the estimated amount of payment, we post the amount to be paid in the consolidated accounting term under review.	2) Allowance for bonuses Same as at left
	3) —	3) Allowance for retirement benefits for employees To prepare for payment of retirement benefits for employees, such allowance is posted based on retirement benefit obligations and the estimated amount of pension assets as of the end of the consolidated accounting term under review. Any difference in mathematical calculation is handled through the fixed amount method, whereby the amount calculated by dividing such difference by a certain number of years (four years) within the average remaining length of service of employees at the time when the difference is accrued in each consolidated accounting term is treated as an expense from the following consolidated accounting term.
	4) —	4) Officers' retirement allowance reserve To prepare for payment of officers' retirement allowances, the amount of payment required at the end of term under the officers' retirement allowance rules is posted.
	(5) Important method to handle leasing transactions We apply the accounting treatment following the method applied to regular lease transactions to finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower.	(5) Important method to handle leasing transactions Same as at left
	(6) Important method of hedge accounting 1) Method of hedge accounting When the requirements of allocation treatment are met, we carry out the allocation treatment for foreign-exchange contracts and currency swap.	(6) Important method of hedge accounting 1) Method of hedge accounting The Company employs deferral hedge accounting. Further, when forward-exchange contracts and currency swaps, meet the requirements of allocation treatment, allocation treatment is applied. When interest-rate swaps meet the requirements of special exception treatment, special exception treatment is applied.
	2) Measures of hedge and subjects of hedge Measure Foreign- exchange contracts and currency swap Subjects Foreign currency debts and planned transactions	2) Measures of hedge and subjects of hedge Measure Foreign-exchange contracts and currency swap Interest-rate swap Subjects Foreign currency debts and planned transactions Interest on borrowing, etc.

Section	FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
	3) Hedge policy The objective is to avoid risks arising from exchange rate fluctuations. 4) Method for evaluation of validity of hedging We evaluate the validity by evaluating and judging the amount of debts and credits and the terms of hedge transactions, etc. for respective derivative transactions and the subjects of hedge in each case. (7) Other important matters for production of the consolidated financial statements Accounting treatment of consumption tax, etc. We exclude tax for the accounting treatment of consumption tax.	3) Hedge policy To avoid exchange risk, the Company implements exchange contract transactions and currency swap transactions. To avoid interest volatility risk in borrowing, etc., the Company implements interest-rate swap transactions. The subjects of hedging are identified for each contract. 4) Method for evaluation of validity of hedging We evaluate the validity by evaluating and judging the amount of debts and credits and the terms of hedge transactions, etc. for respective derivative transactions and the subjects of hedge in each case. Further, as it is confirmed that interest-rate swaps meet the requirements of special exception treatment following the risk control policy on the closing of contracts, the evaluation of validity on the date of account closing is abbreviated. (7) Other important matters for production of the consolidated financial statements Accounting treatment of consumption tax, etc. Same as at left
5. Matters concerning appraisal of assets and liabilities of consolidated subsidiaries	We apply the marked to market method to all assets and liabilities with respect to the evaluation of assets and liabilities of consolidated subsidiaries.	Same as at left
6. Matters concerning amortization of consolidated adjustment account	For amortization of consolidation account adjustment, we adopt equal amortization over five years. However, we make a one-time amortization at the time the amount is incurred if the amount is small.	The consolidated adjustment account for Orient Credit Co., Ltd. is amortized over 20 years while others are amortized equally over five years. However, we make a one-time amortization at the time the amount is incurred if the amount is small.
7. Matters concerning handling of the items for appropriation of earnings, etc.	Method of handling of appropriation of earnings or disposition of loss The appropriation of earnings or disposition of loss follows the appropriation of earnings or disposition of loss finalized within the consolidated fiscal year.	Method of handling of appropriation of earnings or disposition of loss Same as at left
8. Scope of capital in statement of consolidated cash flow	Capital (cash and cash equivalents, etc.) in the statement of consolidated cash flow consists of cash on hand, deposits withdrawable at any time, and short-term investments, which carry only a minor risk of fluctuating of value and which are redeemable within three months of the date of acquisition	Same as at left

Changes in Accounting Treatment

FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
—	Agency commissions and sales promotion expenses which were previously posted as sales and general administrative expenses for the consolidated subsidiaries are now deducted from sales in the consolidated accounting term under review. This change was made because their positions as sales agencies has been further clarified and to provide more appropriate disclosure of business results given the increase in sales, including to agencies and advertisers, etc., the increase in the number of products handled, and future business development. Although, with this change, sales decreased by 884,328,000 yen from sales calculated via conventional methods, sales and general administrative expenses decreased by the same amount. Hence, there was no impact on operating profit, ordinary profit, and net profit before taxes. The impact on segment information is indicated in the relevant section.

Change in the method of representation

FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
—	(Consolidated Balance Sheet) 1. Along with official announcement of the law revising a portion of the Securities Exchange Law (Law No. 97 in 2004) on June 9, 2004 and its enforcement from December 1, 2004, as well as revisions to the practical guidelines regarding financial instruments accounting (Report No.14 of the Accounting System Committee) as of February 15, 2005, capital subscriptions to investment business limited partnerships and similar partnerships (which are deemed as negotiable securities under Article 2, Paragraph 2 of the Securities Exchange Law) are to be expressed as investments in securities from the consolidated accounting term under review. Further, the amount of such capital subscriptions under "Investments in Securities" posted in the consolidated balance sheet in the consolidated accounting term under review was 270,031,000 yen. 2. The allowance for employee retirement benefits was included in "Others" under fixed liabilities until the previous consolidated accounting term. However, as the amount of the allowance was not small in the consolidated accounting term under review, it was listed independently. Further, the allowance for employee retirement benefits at the end of the previous consolidated accounting term was 3,504,000 yen.

Additional information

FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
—	The Law for the Partial Amendment of the Local Tax Law (No. 9 law of 2003) was promulgated on March 31, 2003, and the pro forma standard taxation system is introduced in accounting terms that begin on and after April 1, 2004. Therefore, enterprise tax, which is pegged to the value-added input of the business and the size of capital, is included in selling, general and administrative expenses in accordance

	with the "Practical Treatment for the Indication of the Pro Forma Taxation Portion of Enterprise Tax on Income Statements" (Report on No. 12 practical treatment dated February 13, 2004 of the corporate accounting standards committee). As a result, selling, general and administrative expenses increased 103,948,000 yen, and operating profit, ordinary profit and net profit for current period before adjustment of tax, etc. decreased 103,948,000 yen.

Explanatory notes

(Matters related to the consolidated balance sheet)

FY2004 (December 31, 2004)

*1 Total depreciation of tangible fixed assets

460,510,000 yen

*2 Matters related to non-consolidated subsidiaries and affiliates are as follows:

Investment securities (shares) 156,064,000 yen

*3 Assets offered as collateral

(1) Assets offered as collateral for borrowings

Assets offered as collateral

Shares of subsidiaries 309,355,000 yen

Details of liabilities

Short-term loans 2,178,000,000 yen

(2) —

*4 —

*5 —

FY2005 (December 31, 2005)

*1 Total depreciation of tangible fixed assets

722,943,000 yen

*2 Matters related to non-consolidated subsidiaries and affiliates are as follows:

Investment securities (shares) 986,904,000 yen

*3 Assets offered as collateral

(1) Assets offered as collateral for borrowings

Assets offered as collateral

Fixed deposit	850,000,000 yen
Operational loans	10,620,258,000 yen
investment in securities	251,739,000 yen

Details of liabilities

Short-term loans	4,330,000,000 yen
Current portion of long-term debt	1,393,200,000 yen
Long-term debt	4,500,900,000 yen

(2) Assets offered as collateral for derivatives transactions

Fixed deposit 40,000,000 yen

*4 Liquidation of receivables

The amount of off-balance operational loans accompanying the liquidation of receivables at the end of the consolidated accounting term in review was 53,300 million yen.

*5 Status of bad debt

The status of bad debt among operational loans and receivables under bankruptcy and rehabilitation is as follows:

	Unsecured loans (Million yen)
Loans to clients who are bankrupt	5,131
Nonperforming loans	732
Loans in default for three months or more	122
Loans for which lending terms have been eased	2,538
Total	8,524

The loan categories above are defined as follows:

(Loans to clients who are bankrupt)

Loans to clients who are bankrupt denotes loans for which payment of the interest or principal has continued to be in arrears for a reasonable period, and for which a reason mentioned in Article 96 Paragraph 1, Section 3 A to E of the enforcement ordinance of the corporate tax law (government decree No. 97 in 1965) or a reason prescribed in Section 4 of the same paragraph occurred. Further, with respect to receivables under bankruptcy and rehabilitation, etc., the allowance for bad debt, which is equivalent to the estimated uncollectible amount based on the individual evaluation of receivables, is posted.

FY2004 (December 31, 2004)	FY2005 (December 31, 2005)
	(Nonperforming loans) Among loans for which payment of the principal or interest has continued to be in arrears for a reasonable period, nonperforming loans denotes loans which have not been classified as loans to clients who are bankrupt. However, among receivables for which an agreement that is advantageous for debtors has been concluded through an interest reduction or exemption or long-term divided payment with the purpose of management reconstruction of or support for debtors, loans for which payment is made regularly are excluded. (Loans in default for three months or more) Loans in default for three months or more denotes operational loans for which payment of the principal or interest has been in arrears for more than three months from the day following the contracted date of payment, and which are not classified as loans to clients who are bankrupt or nonperforming loans. (Loans for which lending terms have been eased) Loans for which lending terms have been eased denotes operational loans which are paid regularly for receivables for which an agreement that is advantageous for debtors has been concluded through interest reduction or exemption or long-term divided payment with the purpose of management reconstruction of or support for debtors, and which are not classified as loans to clients who are bankrupt, nonperforming loans or loans in default for three months or more.
*6 Total number of shares issued Common shares 61,601,988 shares *7 Treasury shares Common shares 523, 614 shares	*6 Total number of shares issued Common shares 62,031,378 shares *7 Treasury shares Common shares 90, 746 shares

(Matters related to the consolidated profit and loss statement)

FY2004 (From January 1, 20, 2004 to December 31, 2004)			FY2005 (From January 1, 20, 2005 to December 31, 2005)		
*1	Major expense items and amounts of business expenses		*1	Major expense items and amounts of business expenses	
	Salary	1,119,746,000 yen		Salary	1,451,436,000 yen
	Transfer from allowance for bonus	17,072,000 yen		Transfer from allowance for bonus	22,392,000 yen
	Rental expense	518,133,000 yen		Rental expense	498,104,000 yen
	Communications cost	224,217,000 yen		Communications cost	322,171,000 yen
	Commission paid	846,331,000 yen		Commission paid	1,125,248,000 yen
	Land rent/Rent	377,100,000 yen		Land rent/Rent	532,391,000 yen
	Outsourcing cost	2,188,089,000 yen		Outsourcing cost	1,667,355,000 yen
	Media cost	2,651,048,000 yen		Media cost	4,223,344,000 yen
	Depreciation cost	205,417,000 yen		Depreciation cost	252,344,000 yen
*2	Major expense items and amounts of selling and administrative expenses		*2	Major expense items and amounts of selling and administrative expenses	
	Salary	2,555,750,000 yen		Salary	4,230,024,000 yen
	Advertising cost	2,171,880,000 yen		Advertising cost	2,261,271,000 yen
	Transfer from allowance for bonus	43,935,000 yen		Transfer from allowance for bonus	123,598,000 yen
	Transfer from allowance for bad debt	100,765,000 yen		Transfer from allowance for bad debt	3,129,923,000 yen
	Commission paid	1,159,293,000 yen		Commission paid	1,174,012,000 yen
	Amortization of consolidated adjustment account in the term	165,035,000 yen		Amortization of consolidated adjustment account in the term	957,428,000 yen
	Depreciation cost	286,562,000 yen		Depreciation cost	650,405,000 yen
*3	—		*3	Test and research expenses included in general administrative expenses totaled 122,274,000 yen.	
*4	—		*4	Gains from the prior-term adjustment were accrued due to an adjustment in expenses during the previous consolidated accounting term.	
*5	Gain on sale of fixed assets, 38,686,000 yen, as accrued by sales of digital content.		*5	A gain of 14,287,000 yen on the sale of fixed assets was accrued mainly through 8,205,000 yen from the sale of land, 2,568,000 yen from the sale of tools, equipment and fixtures, 1,834,000 yen from the sale of software, and 1,679,000 yen from the sale of others.	
*6	The gain on the return of allowance for doubtful debts was related to corporate bonds of consolidated subsidiaries.		*6	—	
*7	The gain from the change of equity investees was recognized as a result of the adjustment of the accounting book value of investment along with the change in equity through capital transactions of investees. A broad breakdown is as follows:		*7	The gain from the change of equity investees was recognized as a result of the adjustment of the accounting book value of investment along with the change in equity through capital transactions of investees. A broad breakdown is as follows:	
	Card Commerce Service Co., Ltd.	13,204,000 yen		GMO Payment Gateway, Inc.	657,802,000 yen
				GMO HOSTING & SECURITY, INC.	654,956,000 yen
				Payment-One, Inc.	52,193,000 yen
*8	—		*8	Losses from prior-term adjustments were incurred mainly by the adjustment of expenses during the previous consolidated accounting term.	
*9	—		*9	A loss of 95,673,000 yen on the sale of fixed assets was incurred mainly through 42,629,000 yen from the sale of use rights for video pictures, 21,638,000 yen from the	

	sale of land, 3,895,000 yen from the sale of buildings and structures, 16,966,000 yen from the sale of software, and 10,543, 000 yen from the sale of others.

FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
*10 The loss on retirement of fixed assets was 11,019,000 yen on buildings and structures, 16,277,000 yen on tools, equipments and fixtures, 134,539,000 yen on software and 57,000 yen on others.	*10 The loss of 489,504,000 yen on the retirement of fixed assets was incurred mainly through 155,619,000 yen from the use rights of video pictures, 90,351,000 yen from buildings and structures, 33,770,000 yen from tools, equipment and fixtures, 208,662,000 yen from software, and 1,101,000 yen from software.
*11 Amortization of the consolidated adjustment account was a one-time amortization of the consolidated adjustment account along with the devaluation of shares of subsidiaries.	*11 —
*12 The loss on the change of equity investees was recognized as a result of the adjustment of the accounting book value of investment accompanying the change in equity through capital transactions of investees. A major breakdown is as follows: GMO Hosting and Technologies, Inc. 85,403,000 yen	*12 The loss on the change of equity investees was recognized as a result of the adjustment of the accounting book value of investment accompanying the change in equity through capital transactions of investees. A major breakdown is as follows: JWord Inc. 130,907,000 yen GMO Payment Gateway, Inc. 100,153,000 yen GMO HOSTING & SECURITY, INC. 5,237,000 yen
*13 —	*13 The loss on the disposal of underforming businesses was mainly associated with downsizing of the communication-related service business at consolidated subsidiaries.
*14 —	*14 Payments for damages were associated with damages to business partners that arose during maintenance on servers at consolidated subsidiaries.

(Matters related to the consolidated cash flow statement)

FY2004 (From January 1, 20, 2004 to December 31, 2004)

1. Balance of cash and cash equivalents at the end of term and relationship with amounts of accounting items included in the consolidated balance sheet

Cash and deposit account	11,556,654,000 yen
Time deposits whose deposit period exceeds three months	△237,300,000 yen
Cash and cash equivalents	11,319,354,000 yen

2. Major breakdown of assets and liabilities of companies which became consolidated subsidiaries through a share acquisition

A breakdown of assets and liabilities as of the start of consolidation along with new consolidation through a share acquisition and relationship with the acquisition price of shares and expenditure (net amount) are as follows:

Paperboy & Co.

Current assets	162,673,000 yen
Fixed assets	14,833,000 yen
Consolidated adjustment account	255,063,000 yen
Current liabilities	△46,500,000 yen
Fixed liabilities	△46,000 yen
Minority interest	△65,223,000 yen
Acquisition price of Paperboy & Co.	320,800,000 yen
Cash and cash equivalents of Paperboy & Co.	148,940,000 yen
Disparity: Expenditure for acquisition of Paperboy & Co.	171,860,000 yen

Grandsphere Co., Ltd.

Current assets	112,008,000 yen
Fixed assets	331,000 yen
Consolidated adjustment account	1,629,000 yen
Current liabilities	△70,000 yen
Acquisition price of Grandsphere Co., Ltd.	113,900,000 yen
Cash and cash equivalents of Grandsphere Co., Ltd.	112,008,000 yen
Disparity: Revenue for acquisition of Grandsphere Co., Ltd.	1,891,000 yen

Payment-One, Inc.

Current assets	48,108,000 yen
Fixed assets	5,619,000 yen
Consolidated adjustment account	113,619,000 yen
Minority interest	51,310,000 yen
Current liabilities	△198,658,000 yen
Acquisition price of Payment-One, Inc.	19,999,000 yen
Cash and cash equivalents of Payment-One, Inc.	20,146,000 yen
Disparity: Revenue for acquisition of Payment-One, Inc.	146,000 yen

FY2005 (From January 1, 20, 2005 to December 31, 2005)

1. Balance of cash and cash equivalents at the end of term and relationship with amounts of accounting items included in the consolidated balance sheet

Cash and deposit account	24,192,882,000 yen
Time deposits whose deposit period exceeds three months	△990,000,000 yen
Cash and cash equivalents	23,202,882,000 yen

2. Major breakdown of assets and liabilities of companies which became consolidated subsidiaries through a share acquisition

A breakdown of assets and liabilities as of the start of consolidation along with new consolidation through a share acquisition and relationship with the acquisition price of shares and expenditure (net amount) are as follows:

Orient Credit Co., Ltd.

Current assets	23,119,196,000 yen
Fixed assets	12,088,702,000 yen
Consolidated adjustment account	14,853,945,000 yen
Current liabilities	△17,559,015,000 yen
Fixed liabilities	△6,319,824,000 yen
Minority interest	△684,275,000 yen
Acquisition price of Orient Credit Co., Ltd.	25,498,728,000 yen
Cash and cash equivalents of Orient Credit Co., Ltd.	2,926,672,000 yen
Disparity: Expenditure for acquisition of Orient Credit Co., Ltd.	22,572,056,000 yen

@YMC CORPORATION

Current assets	42,886,000 yen
Fixed assets	12,634,000 yen
Consolidated adjustment account	306,216,000 yen
Current liabilities	△60,156,000 yen
Acquisition price of @YMC CORPORATION	301,582,000 yen
Cash and cash equivalents of @YMC CORPORATION	23,348,000 yen
Disparity: Expenditure for acquisition of @YMC CORPORATION	278,233,000 yen

3. Major breakdown of assets and liabilities of companies which became consolidated subsidiaries through a share swap A breakdown of assets and liabilities as of the start of consolidation along with new consolidation through a share swap and relationship with the acquisition price of shares and expenditure (net amount) are as follows:	3. Major breakdown of assets and liabilities of companies which became consolidated subsidiaries through a share swap A breakdown of assets and liabilities as of the start of consolidation along with new consolidation through a share swap and relationship with the acquisition price of shares and expenditure (net amount) are as follows:

FY2004 (From January 1, 20, 2004 to December 31, 2004)		FY2005 (From January 1, 20, 2005 to December 31, 2005)	
Power Formation Corporation		Solis Corporation	
Current assets	760,000 yen	Current assets	63,163,000 yen
Fixed assets	33,647,000 yen	Consolidated adjustment account	11,600,000 yen
Consolidated adjustment account	34,224,000 yen	Current liabilities	△32,470,000 yen
Current liabilities	△2,037,000 yen	Acquisition price of Solis Corporation	42,292,000 yen
Acquisition price of Power Formation Corporation	66,595,000 yen	Shares allocated through a share swap	△30,692,000 yen
Shares allocated through a share swap	△32,371,000 yen	Cash and cash equivalents of Solis Corporation	25,164,000 yen
Cash and cash equivalents of Power Formation Corporation	638,000 yen	Disparity: Expenditure for acquisition of Solis Corporation	13,564,000 yen
Disparity: Expenditure for acquisition of Power Formation Corporation	33,585,000 yen		
SAN PLANNING Corporation (subsidiary of Power Formation Corporation)			
Current assets	861,836,000 yen		
Fixed assets	1,224,156,000 yen		
Consolidated adjustment account	128,861,000 yen		
Current liabilities	△1,022,299,000 yen		
Fixed liabilities	△1,159,054,000 yen		
Acquisition price of SAN PLANNING Corporation	33,500,000 yen		
Acquisition price of Power Formation Corporation's subsidiary	△33,500,000 yen		
Cash and cash equivalents of SAN PLANNING Corporation	186,707,000 yen		
Disparity: Revenue for acquisition of SAN PLANNING Corporation	186,707,000 yen		
Netclue Japan Co., Ltd.			
Current assets	10,000,000 yen		
Consolidated adjustment account	34,879,000 yen		
Acquisition price of Netclue Japan Co., Ltd.	44,879,000 yen		
Shares allocated through a share swap	△10,000,000 yen		
Cash and cash equivalents of Netclue Japan Co., Ltd.	9,000,000 yen		
Disparity: Expenditure for acquisition of Netclue Japan Co., Ltd.	25,879,000 yen		
Netclue Co., Ltd. (subsidiary of Netclue Japan Co., Ltd.)			
Current assets	11,436,000 yen		
Fixed assets	83,811,000 yen		
Consolidated adjustment account	31,373,000 yen		
Current liabilities	△29,479,000 yen		
Fixed liabilities	△96,141,000 yen		
Acquisition price of Netclue Co., Ltd.	1,000,000 yen		
Acquisition price of Netclue Japan Co., Ltd.'s subsidiary	△1,000,000 yen		
Cash and cash equivalents of Netclue Co., Ltd.	1,432,000 yen		
Disparity: Revenue for acquisition of Netclue Co., Ltd.	1,432,000 yen		
CCS Holding Co., Ltd.			
Fixed assets	567,800,000 yen		
Consolidated adjustment account	104,697,000 yen		
Acquisition price of CCS Holding Co., Ltd.	672,497,000 yen		
Shares allocated through a share swap	△567,800,000 yen		
Cash and cash equivalents of CCS	-		

Holding Co., Ltd.		
Disparity: Expenditure for acquisition of CCS Holding Co., Ltd.	104,697,000 yen	

FY2004 (From January 1, 20, 2004 to December 31, 2004)		FY2005 (From January 1, 20, 2005 to December 31, 2005)
Card Commerce Service Co., Ltd. (subsidiary of CCS Holding Co., Ltd.)		
Current assets	1,224,256,000 yen	
Fixed assets	88,598,000 yen	
Consolidated adjustment account	79,801,000 yen	
Current liabilities	△560,005,000 yen	
Fixed liabilities	△9,627,000 yen	
Minority interest	△255,223,000 yen	
Acquisition price of Card Commerce Service Co., Ltd.	567,800,000 yen	
Acquisition price of CCS Holding Co., Ltd.' s subsidiary	△567,800,000 yen	
Cash and cash equivalents of Card Commerce Service Co., Ltd.	803,011,000 yen	
Disparity: Revenue for acquisition of Card Commerce Service Co., Ltd.	803,011,000 yen	
i's Factory,Ltd.		
Current assets	347,000 yen	
Fixed assets	10,857,000 yen	
Consolidated adjustment account	11,237,000 yen	
Current liabilities	△659,000 yen	
Acquisition price of i's Factory,Ltd.	21,782,000 yen	
Shares allocated through a share swap	△10,782,000 yen	
Cash and cash equivalents of i's Factory,Ltd.	347,000 yen	
Disparity: Expenditure for acquisition of i's Factory,Ltd.	10,653,000 yen	
Tea Cup Communication, LTD. (subsidiary of i's Factory,Ltd.)		
Current assets	70,486,000 yen	
Fixed assets	50,380,000 yen	
Consolidated adjustment account	△15,669,000 yen	
Current liabilities	△28,514,000 yen	
Fixed liabilities	△40,340,000 yen	
Minority interest	△25,484,000 yen	
Acquisition price of Tea Cup Communication, LTD.	10,857,000 yen	
Acquisition price of i's Factory,Ltd.' s subsidiary	△10,857,000 yen	
Cash and cash equivalents of Tea Cup Communication, LTD.	31,076,000 yen	
Disparity: Revenue for acquisition of Tea Cup Communication, LTD.	31,076,000 yen	
AccessPort Inc. (subsidiary of 3721 Network Software Co., Ltd.)		
Current assets	835,901,000 yen	
Fixed assets	28,457,000 yen	
Consolidated adjustment account	1,042,736,000 yen	
Current liabilities	△818,067,000 yen	
Fixed liabilities	△960,028,000 yen	
Acquisition price of AccessPort Inc.	129,000,000 yen	
Cost for the share originally acquired in the previous consolidated accounting term	△129,000,000 yen	
Cash and cash equivalents of AccessPort Inc.	665,609,000 yen	
Disparity: Revenue for acquisition of	665,609,000 yen	

AccessPort Inc.	

FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
4. Major breakdown of assets and liabilities of companies which became consolidated subsidiaries through a share swap and the like A breakdown of assets and liabilities as of the start of consolidation along with new consolidation through a share swap and the like, and relationship with the acquisition price of shares and expenditure (net amount) are as follows: 3721 Network Software Co., Ltd. Current assets 2,682,000 yen Fixed assets 200,060,000 yen Consolidated adjustment account 726,263,000 yen Current liabilities △123,125,000 yen Acquisition price of 3721 Network Software Co., Ltd. 805,880,000 yen Shares allocated through a share swap △47,769,000 yen Cash and cash equivalents of 3721 Network Software Co., Ltd. 2,647,000 yen Disparity: Expenditure for acquisition of 3721 Network Software Co., Ltd. 755,463,000 yen	4. Major breakdown of assets and liabilities for companies that were merged but not made consolidated subsidiaries in the consolidated accounting term under review The breakdown of assets and liabilities of E-sumai Inc. when E-sumai Inc., which had been a consolidated subsidiary, was merged with Next Co., Ltd., the surviving company, and the amount of decrease caused by the merger of E-sumai Inc. is as follows: Current assets 79,046,000 yen Fixed assets 85,000 yen Consolidated adjustment account 14,244,000 yen Current liabilities △16,815,000 yen Minority equity △30,550,000 yen Book value of E-sumai Inc. in consolidated accounting 46,010,000 yen Cash and cash equivalents of E-sumai Inc. △57,265,000 yen Gap: Decrease caused by the merger △57,265,000 yen
5. Assets and liabilities increased through acquisition and decomposition of ZERO Inc. In addition, capital reserve increased as a result of the acquisition and decomposition is 106,093,000 yen. Current assets 124,508,000 yen Fixed assets 49,205,000 yen Total of assets 173,714,000 yen Current liabilities 59,491,000 yen Fixed liabilities 8,130,000 yen Total of liabilities 67,621,000 yen	—
6. A breakdown of assets and liabilities increased through business transfers in the consolidated accounting term under review is as follows: Fixed assets 666,910,000 yen Total of assets 666,910,000 yen	6. A breakdown of assets and liabilities increased through business transfers in the consolidated accounting term under review is as follows: Fixed assets 30,207,000 yen Total of assets 30,207,000 yen

(Matters related to lease transactions)

<table>
<tr><th>FY2004
(From January 1, 20, 2004
to December 31, 2004)</th><th>FY2005
(From January 1, 20, 2005
to December 31, 2005)</th></tr>
<tr><td>

1. Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower

(1) Amount equivalent to the purchase price of lease assets, amount equivalent to total sum of depreciation, and the amount equivalent to balance at the end of term

	Tools, equipment and fixtures	Software	Total
Amount equivalent to acquisition price	1,451,004,000 yen	379,128,000 yen	1,830,133,000 yen
Amount equivalent to total sum of depreciation	765,924,000 yen	168,967,000 yen	934,892,000 yen
Amount equivalent to balance at the end of term	685,079,000 yen	210,161,000 yen	895,241,000 yen

(2) Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	351,503,000 yen
Over one year	564,429,000 yen
Total	915,933,000 yen

(3) Lease fees paid, amount equivalent to depreciation cost, and amount equivalent to interest paid

Lease fees paid	370,191,000 yen
Amount equivalent to depreciation cost	347,909,000 yen
Amount equivalent to interest paid	20,322,000 yen

(4) Method of calculating the amount equivalent to depreciation cost and the amount equivalent to interest

Method of calculating the amount equivalent to depreciation cost

We use the fixed amount method, with the lease period set as the effective live and the remaining value set as zero.

Method of calculating the amount equivalent to interest

While the disparity between the total sum of lease fees and the amount equivalent to the acquisition price of lease assets is set as the amount equivalent to interest, we adopt the interest method for distribution to the respective terms.

2. Operating lease transaction

Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	3,850,000 yen
Over one year	9,556,000 yen
Total	13,407,000 yen

</td><td>

1. Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower

(1) Amount equivalent to the purchase price of lease assets, amount equivalent to total sum of depreciation, and the amount equivalent to balance at the end of term

	Tools, equipment and fixtures	Software	Total
Amount equivalent to acquisition price	1,862,289,000 yen	521,091,000 yen	2,383,380,000 yen
Amount equivalent to total sum of depreciation	1,014,329,000 yen	206,099,000 yen	1,220,428,000 yen
Amount equivalent to balance at the end of term	847,959,000 yen	314,992,000 yen	1,162,951,000 yen

(2) Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	492,659,000 yen
Over one year	696,058,000 yen
Total	1,188,717,000 yen

(3) Lease fees paid, amount equivalent to depreciation cost, and amount equivalent to interest paid

Lease fees paid	588,834,000 yen
Amount equivalent to depreciation cost	547,886,000 yen
Amount equivalent to interest paid	38,858,000 yen

(4) Method of calculating the amount equivalent to depreciation cost and the amount equivalent to interest

Method of calculating the amount equivalent to depreciation cost

Same as at left

Method of calculating the amount equivalent to interest

Same as at left

2. Operating lease transaction

Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	2,492,000 yen
Over one year	6,231,000 yen
Total	8,723,000 yen

</td></tr>
</table>

(Matters related to securities)

Previous consolidated accounting term (ended December 31, 2004)

1. Other securities with market value

Type	Cost of acquisition (thousand yen)	Amount posted in the consolidated balance sheet (thousand yen)	Variance (thousand yen)
Securities the amount of which posted in the consolidated balance sheet exceeds the cost of acquisition			
(1) Shares	521,932	1,200,540	678,607
(2) Bonds	—	—	—
(3) Others	—	—	—
Subtotal	521,932	1,200,540	678,607
Securities the amount of which posted in the consolidated balance sheet does not exceed the cost of acquisition			
(1) Shares	722,060	519,622	△202,437
(2) Bonds	—	—	—
(3) Others	—	—	—
Subtotal	722,060	519,622	△202,437
Total	1,243,993	1,720,162	476,169

2. Other securities sold during the previous consolidated accounting term (from January 1, 2004 to December 31, 2004)

Sales price (thousand yen)	Total gain on sales (thousand yen)	Total loss on sales (thousand yen)
4,236,424	3,357,981	2,099

3. Details of major securities without market value

	Amount posted in the consolidated balance sheet (thousand yen)
Other securities	
Unlisted shares (except for over-the-counter shares)	2,562,800
Unlisted bonds	277,500
Total	2,840,300

4. Of other securities, securities with maturity and scheduled amount of the future redemption of bonds held to maturity

Classification	Less than one year (thousand yen)	From one year to less than five years (thousand yen)	From five years to less than 10 years (thousand yen)	From 10 years (thousand yen)
Bonds				
Bonds with equity warrants	—	277,500	—	—

Consolidated accounting term under review (ended on December 31, 2005)

1. Other securities with market value

Type	Cost of acquisition (thousand yen)	Amount posted in the consolidated balance sheet (thousand yen)	Variance (thousand yen)
Securities the amount of which posted in the consolidated balance sheet exceeds the cost of acquisition			
(1) Shares	170,394	273,305	102,911
(2) Bonds	—	—	—
(3) Others	—	—	—
Subtotal	170,394	273,305	102,911
Securities the amount of which posted in the consolidated balance sheet does not exceed the cost of acquisition			
(1) Shares	865,058	565,241	△299,816
(2) Bonds	—	—	—
(3) Others	—	—	—
Subtotal	865,058	565,241	△299,816
Total	1,035,452	838,547	△196,905

2. Other securities sold during the consolidated accounting term under review (from January 1, 2005 to December 31, 2005)

Sales price (thousand yen)	Total of gain on sales (thousand yen)	Total loss on sales (thousand yen)
852,287	459,788	1

3. Details of major securities without market v

	Amount posted in the consolidated balance sheet (thousand yen)
Other securities	
Unlisted shares	3,956,299
Unlisted bonds	624,292
Others	270,031
Total	4,850,624

(Matters related to derivatives transactions)

1. Matters related to the status of transactions

FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
(1) Details and objective of use of transactions We enter into foreign-exchange contracts to avoid the risks that arise from exchange rate fluctuations associated with foreign-currency monetary obligations.	(1) Details and objective of use of transactions To avoid exchange risk associated with foreign currency receivables, the Company implements exchange contract transactions and currency swap transactions. Further, to avoid interest volatility risk in borrowing, etc., the Company implements interest-rate swap transactions.
(2) Approach and policy to transactions In derivatives transactions, we enter into foreign-exchange contracts to avoid the risks that arise from exchange rate fluctuations. Our policy is not to enter into any speculative derivatives transaction.	(2) Approach and policy to transactions To avoid exchange risks and reduce fund-raising costs for derivatives transactions, the Company implements exchange contract transactions. The company has adopted the policy of not conducting any speculative derivatives transactions.
(3) Details of risks associated with transactions Foreign-exchange contracts carry risks associated with exchange rate fluctuations. As all counterparties in foreign-exchange contracts are financial institutions with high creditworthiness, we judge there is virtually no risk of default of counterparties or so-called credit risk.	(3) Details of risks associated with transactions Foreign-exchange contracts carry risks associated with exchange rate fluctuations. As all counterparties in foreign-exchange contracts are financial institutions with high creditworthiness, we judge there is virtually no risk of default of counterparties or so-called credit risk. Further, because interest-rate swap contracts are fully linked to underlying invested assets and borrowed indebtedness, the Company implements such transactions to control losses attributable to interest volatility and to reduce costs associated with fund raising. In addition, the Company applies hedge accounting to the use of derivatives transactions.
(4) Risk management system associated with transactions Following our internal rules which set out transaction authority and transaction limits, etc., finance personnel enter into foreign-exchange contracts with the approval of the settlement personnel in the funding division.	(4) Risk management system associated with transactions Same as at left
(5) Others The amount in the contract, etc. regarding matters related to the market value of transactions, etc. does not suggest the volume of market risk associated with derivatives transactions.	(5) Others Same as at left

2. Matters related to the market value of transactions, etc.

Not disclosed, as we apply hedge accounting to derivatives transactions in the previous consolidated accounting term and the consolidated accounting term under review

(Matters Related to Employee Retirement Benefits)

FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
—	1. Outline of the retirement benefit scheme As a defined-benefit scheme, the Company Group has adopts a termination allowance plan. Further, when an employee retires, etc., the Company may pay a premium severance payment which is not the subject of retirement benefit obligations through a mathematical calculation based on the accounting for retirement benefits.
—	2. Matters related to retirement benefit obligations (as of December 31, 2005) (Unit: thousand yen) A. Retirement benefit obligations △179,089 B. Pension assets — C. Unreserved retirement benefit obligations (A+B) △179,089 D. Unrecognized difference in mathematical calculation △13,149 E. Allowance for employee retirement benefits △192,238 (Note) Some consolidated subsidiaries have adopted the facile method for calculation of retirement benefit obligations.
—	3. Retirement benefit expenses (Unit: thousand yen) A. Business expenses 13,523 B. Interest expenses 1,394 C. Expected return on investment - D. Amount of difference in mathematical calculation which is treated as expense △5,125 E. Retirement benefit expenses (A+B+C+D) 9,792 (Note) Retirement benefit expenses for consolidated subsidiaries that adopt the facile method are posted under "A Business expenses."
—	4. Matters related to the basis for calculation of retirement benefit obligations, etc. A. Periodic allocation method of expected amount of retirement benefits: Flat-rate standard for the period B. Discount rate (%): 1.75 C. Expected return on investment (%): - D. Number of years to handle difference in mathematical calculation: Fixed amount method with the use of a certain number of years (four years) within the average remaining length of service of employees at the time the relevant difference is accrued in each consolidated accounting term

(Matters related to tax effect accounting)

FY2004 (From January 1, 20, 2004 to December 31, 2004)

1. Breakdown of major reasons for the occurrence of deferred tax assets and deferred tax liabilities

Deferred tax assets	
Excess in deductible amount for allowance for bad debt	149,093,000 yen
Loss carried forward	891,032,000 yen
Excess in depreciation	60,160,000 yen
Loss on securities revaluation	107,165,000 yen
Accrued enterprise tax	133,876,000 yen
Others	176,205,000 yen
Subtotal of deferred tax assets	1,517,533,000 yen
Allowance for evaluation	△843,076,000 yen
Total of deferred tax assets	674,457,000 yen
Deferred tax liabilities	
Variance of other securities revaluation	△203,295,000 yen
Reserve for special amortization	△11,440,000 yen
Total of deferred tax liabilities	△214,736,000 yen
Net deferred tax liabilities	459,720,000 yen

2. Breakdown by major items producing a variance between the legal tax rate and the effective corporate tax rate, etc. after the application of tax effect accounting

Legal effective tax rate	42.05%
(Adjustment)	
Items which will not be included in cost of goods sold, such as entertainment cost	0.87%
Loss carried forward incurred	0.18%
Accumulated earning tax	4.77%
Amortization amount of consolidated adjustment account	△0.36%
Effective corporate tax rate, etc. after application of tax effect accounting	47.50%

FY2005 (From January 1, 20, 2005 to December 31, 2005)

1. Breakdown of major reasons for the occurrence of deferred tax assets and deferred tax liabilities

Deferred tax assets	
Excess in deductible amount for allowance for bad debt	374,749,000 yen
Loss carried forward	2,073,659,000 yen
Excess in depreciation	194,394,000 yen
Loss on securities revaluation	257,119,000 yen
Bad debt loss	457,703,000 yen
Accrued enterprise tax	194,553,000 yen
Others	579,680,000 yen
Subtotal of deferred tax assets	4,131,859,000 yen
Allowance for evaluation	△1,908,769,000 yen
Total of deferred tax assets	2,223,090,000 yen
Deferred tax liabilities	
Variance of other securities revaluation	△173,000 yen
Reserve for special amortization	△2,620,000 yen
Total of deferred tax liabilities	△2,793,000 yen
Net deferred tax liabilities	2,220,296,000 yen

2. Breakdown by major items producing a variance between the legal tax rate and the effective corporate tax rate, etc. after the application of tax effect accounting

Legal effective tax rate	40.69%
(Adjustment)	
Items which will not be included in cost of goods sold, such as entertainment cost	0.61%
Profit from change of equity investees	△8.42%
Loss on change of equity investees	1.52%
Accumulated earning tax	5.91%
Allowance for evaluation	1.77%
Loss on securities revaluation	1.53%
Gain on sales of stock in affiliated companies	0.50%
Others	0.73%
Effective corporate tax rate, etc. after application of tax effect accounting	44.84%

(Segment information)

Segment information by business type

Previous consolidated accounting term (from January 1, 2004 to December 31, 2004)

Section	IxP (Internet infrastructure) related business (thousand yen)	Internet advertising media business (thousand yen)	Total (thousand yen)	Elimination or Company-wide (thousand yen)	Consolidated (thousand yen)
I Sales and operating revenue					
Sales					
(1) Sales to external customers	15,557,979	8,004,006	23,561,986	—	23,561,986
(2) Dealings between segments	83,831	323,794	407,626	(407,626)	—
Total	15,641,811	8,327,800	23,969,612	(407,626)	23,561,986
Operating expenses	13,401,374	7,840,953	21,242,328	(485,209)	20,757,118
Operating profit	2,240,436	486,846	2,727,283	77,583	2,804,867
II Assets, depreciation cost and capital expenditure					
Assets	15,618,988	8,417,085	24,036,074	3,860,728	27,896,802
Depreciation cost	308,793	187,202	495,995	—	495,995
Capital expenditure	1,139,200	372,734	1,511,935	—	1,511,935

(Notes) 1. Business classification follows the classification we adopt for internal management.

2. Primary products in each classification:

(1) IxP (Internet infrastructure) related business....... Access service, rental server service, domain registration service, and service for the support of IT introduction, etc.

(2) Internet advertising media business e-mail advertisement distribution service, and desktop advertising service, etc.

3. Of assets, the major item of company-wide assets included in the item of elimination or company-wide are long-term investments by the reporting company (securities investment and capital subscription), which was 5,210,714,000 yen in the consolidated accounting term under review.

FY2005 (From January 1, 20, 2005 to December 31, 2005)

Section	Internet Use Support Business (Internet Infrastructure Business) (thousand yen)	Internet Advertising Support Business (Media Business) (thousand yen)	Internet Finance Business (thousand yen)	Total (thousand yen)	Elimination or Company-wide (thousand yen)	Consolidated (thousand yen)
I Sales and operating revenue						
Sales						
(1) Sales to external customers	15,953,131	11,877,506	9,389,170	37,219,808	—	37,219,808
(2) Dealings between segments	102,007	128,483	—	230,491	(230,491)	—
Total	16,055,139	12,005,989	9,389,170	37,450,300	(230,491)	37,219,808
Operating expenses	13,502,950	12,235,063	7,408,755	33,146,769	(279,442)	32,867,327
Operating profit or loss (△)	2,552,189	△229,073	1,980,414	4,303,530	48,950	4,352,481
II Assets, depreciation cost and capital expenditure						
Assets	19,752,323	8,433,797	54,322,678	82,508,799	5,548,569	88,057,369
Depreciation cost	387,041	216,464	323,919	927,426	(22,735)	904,690
Capital expenditure	735,260	312,879	280,109	1,328,249	(141,404)	1,186,844

(Notes) 1. Business classification follows the classification we adopt for internal management.

2. Primary products in each classification:

(1) Internet Use Support Business (Internet Infrastructure Business).......Access service, rental server service, domain registration service, and service for the support of IT introduction, etc.

(2) Internet Advertising Support Business (Media Business)e-mail advertisement distribution service, and desktop advertising service, etc.

(3) Internet Finance Business..Personal finance operations

3. Of assets, the major item of company-wide assets included in the item of elimination or company-wide are long-term investments by the reporting company (securities investment and capital subscription), which was 7,131,287,000 yen in the consolidated accounting term under review.

Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).

4. Changes in accounting treatment

As mentioned in "Changes in Accounting Treatment," agency commissions and sales promotion expenses which were previously posted as sales and general administrative expenses are deducted from sales from the consolidated accounting term under review. With this change, sales and operating expenses in the Internet Advertising Support Business (Media Business) decreased by 884,328,000 yen and this was posted. However, this change did not have any impact on segment information other the Internet Advertising Support Business (Media Business).

Segment information by location

The ratios of Japan to total sales of entire segments and to total assets of all segments in the previous consolidated accounting term (from January 1, 2004 to December 31, 2004) and the consolidated accounting term under review (from January 1, 2005 to December 31, 2005) exceed 90%. As a result, we do not provide segment information by location.

Sales in overseas

The ratio of sales in overseas to consolidated sales in the previous consolidated accounting term (from January 1, 2004 to December 31, 2004) and the consolidated accounting term under review (from January 1, 2005 to December 31, 2005) is less than 10%. As a result, overseas sales are not stated.

Transactions with associated parties

Previous consolidated accounting term (from January 1, 2004 to December 31, 2004)

1. Parent company and leading corporate shareholder, etc.

n/a

2. Director and leading individual shareholder, etc.

Attribute	Name of company, etc.	Address	Capital stock or investment (thousand yen)	Business or Occupation	Percentage of voting rights or equity share held	Relationship details		Transaction details	Transaction amount (thousand yen)	Accounting item	Balance at end of term (thousand yen)
						Concurrent post	Business relationship				
Director and his close relative	Masatoeshi Kumagai	—	—	Company's representative director, chairman and president	(Equity share held) Direct 6.5	—	—	Share purchase	6,900	—	—

(Notes) 1. Policy for decisions on transaction conditions and transaction policies, etc.

Stock purchase has been implemented at the rational price under the agreement.

2. The transaction amount does not include consumption tax, etc.

3. Subsidiaries, etc.

Attribute	Name of company, etc.	Address	Capital stock or investment (thousand yen)	Business or Occupation	Percentage of voting rights or equity share held	Relationship details		Transaction details	Transaction amount (thousand yen)	Accounting item	Balance at end of term (thousand yen)
						Concurrent post	Business relationship				
Subsidiary	AccessPort Inc.	Shibuya-ku, Tokyo	114,500	Key word listing (9199) business	(Holding) Direct 14.9 Indirect 59.0	—	Monetary loan, Purchase of search-type keywords	Monetary loan	960, 000	—	—
								Interest on loans	2, 522	—	—
								Purchase of search-type keywords	453, 281	—	—
Subsidiary	3721 Network Software Co., Ltd.	Minato-ku, Tokyo	40,780	Management company holding shares of AccessPort Inc.	(Holding) Direct 100.0	—	Monetary loan	Monetary loan	123, 000	—	—
								Interest on loans	50	—	—
Subsidiary	Tea Cup Communi cation, LTD.	Koto-ku, Tokyo	34,800	Internet community business	(Holding) Indirect 51.0	1	Monetary loan	Monetary loan	7, 920	—	—
								Interest on loans	17	—	—

(Notes) 1. Policy for decisions on transaction conditions and transaction policies, etc.

(1) For monetary loans, we set rational interest rates given the market interest rate.

(2) With respect to sales of keywords, the transaction conditions are the same as those for other business partners of the Company.

2. As the balance sheets of AccessPort Inc., 3721 Network Software Co., Ltd. and Tea Cup Communication, LTD. are the subject of consolidated accounting, previous transactions are mentioned.

3. The transaction amount does not include consumption tax, etc.

4. Fellow subsidiaries

n/a

Consolidated accounting term under review (from January 1, 2005 to December 31, 2005)

1. Parent company and leading corporate shareholder, etc.

n/a

2. Director and leading individual shareholder, etc.

Attribute	Name of company, etc.	Address	Capital stock or investment (thousand yen)	Business or Occupation	Percentage of voting rights or equity share held	Relationship details		Transaction details	Transaction amount (thousand yen)	Accounting item	Balance at end of term (thousand yen)
						Concurrent post	Business relationship				
Director and his close relative	Masatochi Kumagai	—	—	Company's representative director, chairman and president	(Equity share held) Direct 3.2	—	—	Royalty payment	1,596	—	—

(Notes) 1. Policy in decisions on transaction conditions and transaction policy, etc.

Transactions have been implemented at the rational price under the agreement.

2. The transaction amount does not include consumption tax, etc.

3. Subsidiaries, etc.

n/a

4. Fellow subsidiaries

n/a

(Per share information)

FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Net assets per share 217 yen 93 sen	Net assets per share 262 yen 51 sen
Net profit per share 44 yen 81 sen	Net profit per share 52 yen 68 sen
Net profit per share after adjustment of latent shares 44 yen 16 sen	Net profit per share after adjustment of latent shares 52 yen 39 sen
In the calculation of net profit per share after the adjustment of latent shares, in accordance with the "Actual handling of net profit per share" (Report on actual handling No.9 issued by the Corporate Accounting Standards Committee), we do not include equity warrants issued by unlisted subsidiaries, namely GMO Media and Solutions, Inc., GMO Hosting and Technologies, Inc., and Card Commerce Service, Co., Ltd. The Company carried out a two-for-one share split on August 20, 2004. Deeming this share split to have been carried out at the beginning of the previous consolidated accounting term, the per share information in the previous term is as follows: Net assets per share 200 yen 53 sen Net profit per share 18 yen 80 sen Net profit per share after adjustment of latent shares 18 yen 71 sen	In the calculation of net profit per share after the adjustment of latent shares, in accordance with the "Actual handling of net profit per share" (Report on actual handling No.9 issued by the Corporate Accounting Standards Committee), we do not include equity warrants issued by unlisted subsidiaries, namely GMO Research, Inc., JWord Inc., and Orient Credit Co., Ltd.

(Note) The grounds for the calculation of net profit per share and net profit per share after adjustment of latent shares are as follows:

Section	FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Net profit per share		
Net profit (thousand yen)	2,563,068	3,258,953
Amount not belonging to common shareholders (thousand yen)	39,412	22,647
(Of which, bonuses to directors by appropriation of earnings)	(39,412)	(22,647)
Net profit associated with common shares (thousand yen)	2,523,655	3,236,305
Average number of shares issued during the term (shares)	56,869,615	61,720,805
Average number of treasury shares during term (shares)	△554,121	△291,789
Average number of shares during the term (shares)	56,315,494	61,429,016
Net profit per share after adjustment of latent shares		
Adjustment of net profit (thousand yen)	—	—
Increase in common shares (shares)	822,547	335,948
(Of which, equity warrants)	(735,957)	(315,457)
(Of which, stock options by the payback method)	(86,590)	(20,491)
Summary of latent shares not included in the calculation of net profit per share after adjustment of latent shares as they do not have a dilution effect	—	1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (total face amount: 31,000 million yen). The outline of 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants is included in "No .4 Status of Company Submitting the Report, 1 Status of shares, etc., (2) Status of equity

		warrants, etc."

(Material subsequent events)

FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Granting of equity warrants. The general shareholders meeting held on March 29, 2005 approved the issue of equity warrants by the Company. The equity warrants are issued as stock options under Article 280-20 and Article 280-21 of the Commercial Code with the purpose of bolstering motivation and morale to improve the performance of the Company and the GMO Group. We will issue equity warrants as stock options to directors, auditors, executive advisors, employees and corporate advisors of the Company and the Company's affiliates and directors and employees of major clients of the GMO Group. A summary of the equity warrants is as follows. (1) Recipients of equity warrants Directors, auditors, executive advisors, employees and corporate advisors of the Company and the Company's affiliates and directors and employees of major clients of the GMO Group (2) Total number of equity warrants to be issued The maximum limit of the total number of shares is 3,000 (number of shares associated with the equity warrants per one equity warrant is 100.) (3) Issue price of equity warrants Equity warrants are issued without consideration. (4) Period when equity warrants may be exercised From April 1, 2006 to March 28, 2015	1. Redemption of 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants before maturity by GMO Internet Inc. Following the resolution of the Board of Directors meeting held on February 14, 2006, the Company redeemed the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (with a special agreement that convertible bond-type corporate bonds with equity warrants are in the same rank in a limited way) before maturity. The details are as follows: (1) Issues Redeemed Before Maturity The 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (with a special agreement that convertible bond-type corporate bonds with equity warrants are in the same rank in a limited way) of GMO Internet Inc. (2) Amount Redeemed Before Maturity The entire amount of the total face value of the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrant (with the special agreement that convertible bond-type corporate bonds with equity warrant are in the same rank in a limited way) of GMO Internet Inc. was 31 billion yen (3) Method of Redemption Before Maturity 100 yen per ¥100 par value (4) Period of Redemption Before Maturity: March 17, 2006 (5) Method of Fund Raising for Redemption Before Maturity Bank borrowing 2. Bank Borrowing At the Board of Directors meeting held on March 2, 2006, the Company resolved that it should borrow money from banks for the redemption of the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants before maturity, and implemented such borrowing. The details are as follows: (1) 1) Lender: Aozora Bank 2) Amount of borrowing: 22 billion yen 3) Repayment period: Six months form the date of implementation 4) Date of borrowing: March 16, 2006 5) Security: Shares in the Company's subsidiaries 6) Interest rate: 0.59273%

	(2) 1) Lender: Resona Bank, Limited. Mizuho Bank , Ltd. The Nisshin Fire & Marine Insurance Co., Ltd. The Hyakujushi Bank, Ltd. 2) Amount of borrowing: 6 billion yen 3) Repayment period: Five years form the date of implementation 4) Date of borrowing: March 15, 2006 5) Security: Shares in the Company's subsidiaries 6) Interest rate: 1.13636% (3) 1) Lender: Sumitomo Mitsui Banking Corporation 2) Amount of borrowing: 2.8 billion yen 3) Repayment period: Three years form the date of implementation 4) Date of borrowing: March 16, 2006 5) Interest rate: 0.83%

(5) Consolidated attached detailed list

Detailed list on corporate bonds

Company name	Issue	Issue date	Balance at end of previous term (thousand yen)	Balance at end of this term (thousand yen)	Coupon rate (%)	Collateral	Maturity date
GMO Internet, Inc.	1st unsecured convertible bond-type corporate bonds with equity warrants	September 7, 2005	—	15,000,000 (15,000,000)	—	—	September 7, 2007 (Note) 2
GMO Internet, Inc.	2nd unsecured convertible bond-type corporate bonds with equity warrants	September 7, 2005	—	10,000,000 (10,000,000)	—	—	September 7, 2007 (Note) 2
GMO Internet, Inc.	3rd unsecured convertible bond-type corporate bonds with equity warrants	September 7, 2005	—	6,000,000 (6,000,000)	—	—	September 7, 2007 (Note) 2
Orient Credit Co., Ltd.	2nd unsecured corporate bonds	September 29, 2005	—	2,000,000 (—)	3.0	—	September 28, 2007
Orient Credit Co., Ltd.	3rd unsecured corporate bonds	September 29, 2005	—	2,000,000 (—)	3.0	—	September 28, 2007
Orient Credit Co., Ltd.	4th unsecured corporate bonds	December 30, 2005	—	300,000 (150,000)	0.55	—	December 28, 2007
Total	—	—	—	35,300,000 (31,150,000)	—	—	—

(Note) 1. Figures in parentheses indicate the scheduled amount of redemption within one year.

(Note) 2. Although the term of redemption for the Company's unsecured convertible bond-type corporate bonds with equity warrants is September 7, 2007, the entire amount was redeemed on March 17, 2006 before maturity, so the amount is included in the scheduled amount of redemption within one year.

(Note) 3. Details of corporate bonds with equity warrants

Content of shares to be issued	Issue price of equity warrants	Issue price of shares (yen)	Total issue price	Total number of shares issued through exercise of equity warrants	Ratio of granting of equity warrants	Exercise period for equity warrants	Matters associated with substitute payment
Common shares of GMO Internet, Inc.	Zero	100 yen per ¥100 par value	31,000,000	—	100	From September 8, 2005 to September 6, 2007	(Note)

(Note) When the holder of these corporate bonds with equity warrants exercises the warrants, it is deemed that the bondholder is requesting payment of the entire amount that is supposed to be paid upon exercise of the relevant equity warrants, instead of redeeming the entire amount of the corporate bonds.

(Note) 4. The total annual scheduled redemption within five years of the consolidated settlement date

Less than one year (thousand yen)	From one year to less than two years (thousand yen)	From two years to less than three years (thousand yen)	From three years to less than four years (thousand yen)	From four years to less than five years (thousand yen)
31,150,000	2,150,000	2,000,000	—	—

Detailed list on borrowings

Classification	Balance at end of previous term (thousand yen)	Balance at end of this term (thousand yen)	Average interest rate (%)	Repayment period
Short-term loans payable	2,178,500	7,591,000	3.13	—
Long-term loans scheduled to be repaid within one year	—	8,300,400	3.24	—
Long-term loan payable (except for those to be repaid within one year)	—	5,445,950	3.24	From 2007 to 2008
Other interest-bearing liabilities	—	—	—	—
Total	2,178,500	21,337,350	—	—

(Notes) 1. The average interest rate is the weighted average interest rate to outstanding loans payable at the end of the term.

2. The total annual scheduled repayment within five years of the consolidated settlement date

From one year to less than two years (thousand yen)	From two years to less than three years (thousand yen)	From three years to less than four years (thousand yen)	From four years to less than five years (thousand yen)
4,517,250	928,700	—	—

(2) Other

n/a

2. Financial Statements, etc.

(1) Financial Statements

1) Balance Sheet

Section	NOTE number	FY2004 (ended December 31, 2004)			FY2005 (ended December 31, 2005)		
		Amount (thousand yen)		Composition (%)	Amount (thousand yen)		Composition (%)
(Assets)							
I Current Assets							
1. Cash and deposits			5,359,141			5,387,330	
2. Trade account receivable	*2		1,337,458			1,059,321	
3. Articles of trade			610			—	
4. Inventory assets			2,276			8,827	
5. Advanced paid			44,740			20,638	
6. Prepaid expenses			96,934			68,135	
7. Short-term loans receivable	*2		767,479			907,469	
8. Deferred tax asset			251,040			218,354	
9. Other assets			162,991			240,667	
Allowance for doubtful debts			△279,059			△224,673	
Total Current Assets			7,743,615	43.4		7,686,071	16.6
II Fixed assets							
1. Tangible fixed assets							
(1) Buildings		66,997			79,419		
Accumulated depreciation		22,871	44,125		29,801	49,617	
(2) Structures		800			800		
Accumulated depreciation		41	758		197	602	
(3) Vehicle and delivery equipment		7,120			—		
Accumulated depreciation		5,767	1,352		—	—	
(4) Tools and equipment		118,605			156,399		
Accumulated depreciation		49,673	68,932		80,849	75,549	
Total Tangible Fixed Assets			115,169	0.6		125,769	0.3
2. Intangible fixed assets							
(1) Goodwill			443,902			332,926	
(2) Right to apply for a patent			20,833			13,690	
(3) Trademarks			2,336			7,839	
(4) Software			88,700			103,728	
(5) Software suspense account			75,141			233,713	
(6) Telephone subscription right			38,805			38,805	
(7) Right to the use of institutes			67,190			62,376	
Total of intangible fixed assets			736,910	4.1		793,081	1.7
3. Investments and other assets							
(1) Investments in securities			2,591,603			3,953,054	
(2) Affiliated company's stocks	*1		4,645,789			30,658,919	
(3) Investment			126,737			50	
(4) Long-term loan			16,440			4,500	
(5) Long-term loans receivable from affiliate			1,008,920			1,574,763	
(6) Equity warrant of affiliated company			—			574,292	
(7) Long term prepaid expenses			2,144			351	
(8) Deposit			469,132			360,824	
(9) Deferred tax asset			412,761			795,215	
(10) Others			1,471			—	
Allowance for bad debt			△8,940			△3,000	
Allowance for investment losses			—			△165,372	
Total investment and other assets			9,266,060	51.9		37,753,599	81.4

Total of fixed assets			10,118,139	56.6		38,672,451	83.4
Total of assets			17,861,754	100.0		46,358,522	100.0

Section	NOTE number	FY2004 (ended December 31, 2004) Amount (thousand yen)		FY2004 Composition (%)	FY2005 (ended December 31, 2005) Amount (thousand yen)		FY2005 Composition (%)
(Liabilities)							
I Current liabilities							
1. Short-term debt	* 1		2,178,000			–	
2. Convertible bond-type corporate bonds with equity warrants to be redeemed within one year			–			31,000,000	
3. Accrued amount payable	* 2		1,003,554			870,771	
4. Accrued expenses			222			171	
5. Accrued corporation tax, etc.			1,361,000			1,456,800	
6. Accrued consumption tax			6,772			67,819	
7. Advance money			149,082			146,163	
8. Deposits			794,410			28,980	
9. Allowance for bonuses			10,538			13,621	
10. Other liabilities			38,962			76,853	
Total of current liabilities			5,542,541	31.0		33,661,181	72.6
II Fixed liabilities							
1. Deposit received for guarantee	* 2		230,615			122,490	
Total of fixed liabilities			230,615	1.3		122,490	0.3
Total of liabilities			5,773,156	32.3		33,783,671	72.9
(Shareholder's Equity)							
I Capital stock	* 3		3,311,130	18.5		3,311,130	7.1
II Capital reserve							
1. Capital reserve		5,207,835			5,238,528		
2. Other capital surplus							
(1) Gain or loss on disposal of treasury shares		76,312			114,828		
Total capital surplus			5,284,148	29.6		5,353,357	11.6
III Earned surplus							
1. Earned reserve		13,600			13,600		
2. Voluntary reserve							
(1) Special reserve		700,000			700,000		
3. Unappropriated retained earnings		2,735,219			3,193,035		
Total earned surplus			3,448,819	19.3		3,906,635	8.4
IV Other gaps in appraisal of securities			182,377	1.0		27,708	0.1
V Own stocks	* 4		△137,877	△0.7		△23,980	△0.1
Total of shareholders' equity			12,088,597	67.7		12,574,851	27.1
Total of liabilities and shareholders' equity			17,861,754	100.0		46,358,522	100.0

2) Profit and Loss Statement

Section	NOTE number	FY2004 (From January 1, 20, 2004 to December 31, 2004) Amount (thousand yen)		Composition (%)	FY2005 (From January 1, 20, 2005 to December 31, 2005) Amount (thousand yen)		Composition (%)
I Operating revenue							
1. Operating Revenue			8,207,273	100.0		9,921,292	100.0
II Business expenses							
1. Salaries/Bonuses		906,812			1,107,382		
2. Provision for bonuses		7,860			10,826		
3. Welfare expenses		92,397			106,650		
4. Outsourcing costs	* 1	1,834,434			3,267,033		
5. Travel and transport expenses		39,195			50,016		
6. Land rents and rents		345,250			480,134		
7. Rental expenses		355,646			272,546		
8. Depreciation costs		164,438			192,710		
9.Communication costs		211,556			289,560		
10. Supplies expenses		17,631			13,709		
11. Commissions paid		611,150			653,138		
12. Others		148,686	4,735,060	57.7	226,717	6,670,425	67.3
III Sales and general administrative expenses							
1. Sales promotion expenses		96,931			80,347		
2. Advertising costs		1,053,950			823,766		
3. Business consignment expenses		168,895			147,872		
4. Transfer to allowance for bad debt		84,293			92,564		
5. Directors' remuneration		166,207			172,146		
6. Salaries/Bonuses		300,346			291,881		
7. Provision for bonuses		2,678			2,795		
8. Welfare expenses		59,061			46,770		
9. Travel and transport expenses		29,882			34,760		
10. Rent		85,901			81,466		
11. Depreciation costs		25,278			25,028		
12. Communication costs		13,189			20,003		
13. Others		374,099	2,460,717	30.0	385,691	2,205,095	22.2
Operating profit			1,011,495	12.3		1,045,771	10.5

Section	NOTE number	FY2004 (From January 1, 20, 2004 to December 31, 2004) Amount (thousand yen)		Composition (%)	FY2005 (From January 1, 20, 2005 to December 31, 2005) Amount (thousand yen)		Composition (%)
IV Non-operating revenue							
1. Interest received	* 1	147,568			371,592		
2. Work-share cost	* 1	134,465			166,340		
3. Fees received	* 1	23,766			8,764		
4. Others		19,345	325,144	4.0	33,834	580,532	5.9
V Non-operating expenses							
1. Interest paid		3,796			12,392		
2. Stock issue costs		11,356			—		
3. Bond interest		—			5,369		
4. Bond issue cost		—			21,126		
5. Others		5,560	20,714	0.3	6,566	45,455	0.5
Ordinary profit			1,315,925	16.0		1,580,848	15.9
VI Extraordinary profit							
1. Gain on sales of fixed assets		—			1,495		
2. Gain on return of allowance for doubtful debts		—			2,450		
3. Gain on sales of investments on stocks of affiliated companies		—			3,091,639		
4. Gain on sales of investments on stocks of securities		3,177,944	3,177,944	38.7	396,038	3,491,623	35.2
VII Extraordinary loss							
1. Capital subscription valuation loss		—			41,649		
2. Loss on sale of stock in affiliated companies		—			157		
3. Loss on retirement of fixed assets	* 2	1,230			91,701		
4. Loss on devaluation of subsidiaries		21,503			249,669		
5. Loss on devaluation of affiliated company		619,934			1,167,814		
6. Transfer to allowance for investment loss		—			165,372		
7. Expenses for change in corporate name		—			37,566		
8. Penalty for breaking a lease	* 3	66,296	708,964	8.6	11,495	1,765,425	17.8
Net profit before taxes			3,784,905	46.1		3,307,045	33.3
Corporate tax, residential tax and business tax		1,734,492			1,863,043		
Amount of adjustment, such as corporate tax		△148,327	1,586,164	19.3	△243,656	1,619,387	16.3
Current period net profit			2,198,740	26.8		1,687,658	17.0
Profit carried forward from previous term			648,319			2,535,494	
Interim dividend			111,840			184,095	
Loss on disposal of combined shares through the merger			—			846,021	

Unappropriated retained earnings for current period			2,735,219		3,193,035	

3) Statement of appropriation of earnings

		FY2004 (ended March 29, 2005)		FY2005 (ended March 29, 2006)	
Section	NOTE number	Amount (thousand yen)		Amount (thousand yen)	
I Unappropriated earnings in the term			2,735,219		3,193,035
II Amount of appropriated earnings					
1. Dividends		183,235		185,821	
2. Bonus to directors (of which, bonus to auditors)		16,490 (880)	199,725	— (—)	185,821
III Earnings carried forward to the next term			2,535,494		3,007,213

(Note) Date is the date approved at the general shareholders meeting.

Material accounting policy

Section	FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
1. Appraisal standards and appraisal method for securities	(1) Shares of subsidiaries and affiliates We adopt the cost method based on the moving average method. (2) Other securities Securities with a market price We use the market value method according to the market value, etc. on the accounting date (variances in the evaluation are processed using the method to directly include all capital, and the cost of securities sold is calculated using the moving average method). Securities without a market price We adopt the cost method based on the moving average method.	(1) Shares of subsidiaries and affiliates Same as at left (2) Other securities Securities with a market price Same as at left Securities without a market price We mainly adopt the cost method based on the moving average method.
2. Appraisal standards and appraisal method for inventory assets	Products Products are evaluated using the cost method based on the moving average method. Inventory goods Inventory goods are evaluated using the cost method based on the gross average method.	— Inventory goods Same as at left
3. Method of depreciation of fixed assets	(1) Tangible fixed assets We adopt the fixed rate method. Further, effective lives are as follows: Buildings From eight to 22 years Vehicle and delivery equipment Two years Tools and equipment From two to 20 years (2) Intangible fixed assets We adopt the fixed amount method. However, for software used by the Company, we adopt the fixed amount method based on the usable period within the Company (five years).	(1) Tangible fixed assets We adopt the fixed rate method. Further, effective lives are as follows: Buildings From eight to 22 years Tools and equipment From two to 20 years (2) Intangible fixed assets Same as at left
4. Method of earmarking of deferred assets	(1) New share issuing expense We treat the whole amount of new share issue expenses as expenses at the time they are incurred. —	(1) New share issuing expense Same as at left (2) Bond issue cost We treat the whole amount of new share issue expenses as expenses at the time they are incurred.
5. Standards for appropriation of allowances	(1) Allowance for bad debts To prepare for losses incurred by defaults on accounts receivable, etc., given the loan loss ratio for general credits and the individual collectability for specific credits such as doubtful debts, etc., we	(1) Allowance for bad debts Same as at left

	post the estimated uncollectible amount. (2) Allowance for bonuses To prepare for the payment of bonuses to employees, of the estimated amount of payment, we post the amount to be paid in the consolidated accounting term under review.	(2) Allowance for bonuses Same as at left
	—	(3) Allowance for investment loss To make up for losses to be incurred by the investments of an affiliated company, the required amount is recorded after considering the financial condition and other factors of the affiliated company.

Section	FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
6. Method to handle leasing transactions	We apply the accounting treatment following the method applied to regular lease transactions to finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower.	Same as at left
7. Method of hedge accounting	(1) Method of hedge accounting When the requirements of allocation treatment are met, we carry out the allocation treatment for foreign-exchange contracts and currency swap. (2) Measures of hedge and subjects of hedge Measure Foreign-exchange contracts Subjects Foreign currency debts (3) Hedge policy The objective is to avoid risks arising from exchange rate fluctuations. (4) Method for evaluation of validity of hedging We evaluate the validity by evaluating and judging the amount of debts and credits and the terms of hedge transactions, etc. for respective derivative transactions and the subjects of hedge in each case.	(1) Method of hedge accounting Same as at left (2) Measures of hedge and subjects of hedge Same as at left (3) Hedge policy Same as at left (4) Method for evaluation of validity of hedging Same as at left
8. Other important matters for production of the consolidated financial statements	Accounting treatment of consumption tax, etc. We exclude tax for the accounting treatment of consumption tax.	Accounting treatment of consumption tax, etc. Same as at left

Change in the method of representation

FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
—	The Law for Partial Amendment of the Securities and Exchange Law (No. 97 law of 2004) was promulgated on June 9, 2004, and took effect on December 1, 2004. In addition, Practical Guideline on Financial Product Accounting (No. 14 accounting system committee report) was revised on February 15, 2005. Therefore, we changed the method to show investment in limited investment partnership and other similar partnerships (which should be deemed as securities as provided in Paragraph 2 of Article 2 of the Securities and Exchange Law) as investment securities. The amount of the above investment that is included in investment securities at the end of this term under review is 235,224,000 yen as shown in the balance sheet.

Additional information

FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
—	The Law for the Partial Amendment of the Local Tax Law (No. 9 law of 2003) was promulgated on March 31, 2003, and the pro forma standard taxation system is introduced in accounting terms that begin on and after April 1, 2004. Therefore, enterprise tax, which is pegged to the value-added input of the business and the size of capital, is included in selling, general and administrative expenses in accordance with the Practical Treatment for the Indication of the Pro Forma Taxation Portion of Enterprise Tax on Income Statements" (Report on No. 12 practical treatment dated February 13, 2004 of the corporate accounting standards committee). As a result, selling, general and administrative expenses increased 38,489,000 yen, and operating profit, ordinary profit and net profit for current period before adjustment of tax, etc. decreased 38,489,000 yen.

Explanatory notes

(Matters related to the balance sheet)

FY2004 (December 31, 2004)	FY2005 (December 31, 2005)
*1 Assets and secured debts provided as collateral are as follows: Assets provided as collateral Shares of affiliated companies 309,355,000 yen Secured debts Short-term loans payable 2,178,000,000 yen	*1 —
*2 Amounts to affiliated companies are included as follows: Accounts receivable 110,381,000 yen Short-term loans 747,420,000 yen Accounts payable 209,627,000 yen Guaranty deposits 216,850,000 yen	*2 Amounts to affiliated companies are included as follows: Accounts receivable 126,136,000 yen Short-term loans 893,919,000 yen Accounts payable 228,315,000 yen Guaranty deposits 109,118,000 yen
*3 Number of authorized shares and total number of shares issued Authorized shares Common shares 226,914,000 shares Total number of shares issued Common shares 61,601,988 shares	*3 Number of authorized shares and total number of shares issued Authorized shares Common shares 246,400,000 shares Total number of shares issued Common shares 62,031,378 shares
*4 Treasury shares Common shares 523,614 shares	*4 Treasury shares Common shares 90,746 shares
*5 Guarantee liabilities The company guarantees liabilities to the lease agreement of the following companies.	*5 Guarantee liabilities The company guarantees liabilities to the lease agreement of the following companies.

FY2004:

Guaranteed party	Amount of guarantee (thousand yen)	Details
Discount-Domain.com Inc.	25,044	Accrued rental
GMO MEDIA AND SOLUTIONS INC.	4,871	Accrued rental
	5,269	Purchase debt under the product purchase contract
Internet Number Corporation	20,756	Accrued rental
Total	55,942	

FY2005:

Guaranteed party	Amount of guarantee (thousand yen)	Details
GMO Research, Inc.	1,964	Accrued rental
Internet Number Corporation	15,326	Accrued rental
TELECOM ONLINE Inc.	80,374	Accrued rental
GMO Communications Co., Ltd.	59,333	Accrued rental
GMO blog, Inc.	118,666	Accrued rental
GMO internet securities, Inc.	1,208	Accrued rental
Orient Credit Co., Ltd.	2,500,000	Loans payable
Total	2,776,873	

FY2004 (December 31, 2004)	FY2005 (December 31, 2005)
*6 Dividend limitation The amount of net assets increased with application of market value to assets under Section 3, Article 124 of the enforcement regulations of the Commercial Code is 182,377,000 yen.	*6 Dividend limitation The amount of net assets increased with application of market value to assets under Section 3, Article 124 of the enforcement regulations of the Commercial Code is 27,708,000 yen.

(Matters related to the profit and loss statement)

FY2004 (From January 1, 20, 2004 to December 31, 2004)		FY2005 (From January 1, 20, 2005 to December 31, 2005)	
*1 Matters related to affiliated companies are as follows:		*1 Matters related to affiliated companies are as follows:	
Interests received/dividend	131,961,000 yen	Outsourcing expenses	2,160,108,000 yen
Work-share cost	134,465,000 yen	Interests received/dividend	369,398,000 yen
Commissions received	21,470,000 yen	Work-share cost	166,340,000 yen
		Commissions received	5,300,000 yen
*2 The loss on retirement of fixed assets was mainly caused by retirement of the mail-magazine distribution system.		*2 The loss on the retirement of fixed assets was mainly caused by the retirement of systems associated with 9199.	
Software	1,111,000 yen	Software suspense account	81,127,000 yen
Others	118,000 yen	Others	10,573,000 yen
*3 Cancellation penalties were mainly the settlement amount arising from the breaking of lease agreements.		*3 Cancellation penalties were the settlement amount arising from the breaking of lease agreements.	

(Matters related to lease transactions)

FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower	Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower
(1) Amount equivalent to the purchase price of leased assets, amount equivalent to total depreciation, and amount equivalent to balance at the end of term	(1) Amount equivalent to the purchase price of leased assets, amount equivalent to total depreciation, and amount equivalent to balance at the end of term

FY2004:

	Tools, equipment and fixtures (thousand yen)	Software (thousand yen)	Total (thousand yen)
Amount equivalent to acquisition price	701,006	116,776	817,782
Amount equivalent to total sum of depreciation	370,934	82,269	453,203
Amount equivalent to balance at the end of term	330,071	34,506	364,578

FY2005:

	Tools, equipment and fixtures (thousand yen)	Software (thousand yen)	Total (thousand yen)
Amount equivalent to acquisition price	580,518	169,510	750,028
Amount equivalent to total sum of depreciation	330,660	66,524	397,184
Amount equivalent to balance at the end of term	249,857	102,986	352,843

(2) Amount equivalent to balance of unearned lease fees at the end of term

	FY2004	FY2005
Less than one year	158,177,000 yen	135,392,000 yen
Over one year	212,389,000 yen	221,539,000 yen
Total	370,567,000 yen	356,931,000 yen

(3) Lease fees paid, amount equivalent to depreciation cost, and amount equivalent to interest paid

	FY2004	FY2005
Lease fees paid	195,554,000 yen	188,956,000 yen
Amount equivalent to depreciation cost	184,237,000 yen	180,588,000 yen
Amount equivalent to interest paid	7,687,000 yen	7,415,000 yen

(4) Method of calculation of the amount equivalent to depreciation cost and the amount equivalent to interest

FY2004	FY2005
Method of calculation of the amount equivalent to depreciation cost We use the fixed amount method, with the lease period is set as the effective life and the remaining value set as zero.	Method of calculation of the amount equivalent to depreciation cost Same as at left
Method of calculating the amount equivalent to interest We adopt the interest method for distribution to respective terms, with the difference between the total sum of lease fees and the amount equivalent to acquisition price of lease property set as the amount equivalent to interest.	Method of calculating the amount equivalent to interest Same as at left

(Matters related to securities)

End of the previous business term (December 31, 2004)

Shares of subsidiaries and affiliated companies with market value

	Amount posted in the balance sheet (thousand yen)	Market value (thousand yen)	Variance (thousand yen)

Shares of subsidiaries and affiliated companies	648,958	5,059,840	4,410,881

End of the current business term (December 31, 2005

Shares of subsidiaries and affiliated companies with market value

	Amount posted in the balance sheet (thousand yen)	Market value (thousand yen)	Variance (thousand yen)
Shares of subsidiaries and affiliated companies	1,649,679	84,147,109	82,497,429

(Matters related to tax effect accounting)

FY2004 (December 31, 2004)		FY2005 (December 31, 2005)	
1. Breakdown of major factors for the occurrence of deferred tax assets and deferred tax liabilities		1. Breakdown of major factors for the occurrence of deferred tax assets and deferred tax liabilities	
Deferred tax assets		Deferred tax assets	
Excess in deductible amount for allowance for bad debt	117,187,000 yen	Excess in deductible amount for allowance for bad debt	92,640,000 yen
Rejection of accrued corporate tax	124,653,000 yen	Rejection of accrued corporate tax	116,239,000 yen
Excess in depreciation	24,022,000 yen	Excess in depreciation	16,734,000 yen
Loss on securities revaluation	238,783,000 yen	Loss on securities revaluation	202,031,000 yen
Loss on shares of affiliated companies revaluation	251,947,000 yen	Loss on shares of affiliated companies revaluation	602,439,000 yen
Loss on appraisal of investments	12,207,000 yen	Allowance for investment loss	67,290,000 yen
Others	20,122,000 yen	Loss on appraisal of investments	29,153,000 yen
Total of deferred tax assets	788,923,000 yen	Others	21,393,000 yen
Deferred tax assets		Subtotal of deferred tax assets	1,147,923,000 yen
Excess in deductible amount for allowance for bad debt	△125,121,000 yen	Valuation reserve	△115,347,000 yen
Rejection of accrued corporate tax	△125,121,000 yen	Total of deferred tax assets	1,032,579,000 yen
Excess in depreciation	663,801,000 yen		
		Deferred tax assets	
		Excess in deductible amount for allowance for bad debt	△19,009,000 yen
		Rejection of accrued corporate tax	△19,009,000 yen
		Excess in depreciation	1,013,569,000 yen
2. Breakdown by major item giving rise to a variance between the legal effective tax rate and the rate of payment of corporate tax, etc. after application of tax effect accounting		2. Breakdown by major item giving rise to a variance between the legal effective tax rate and the rate of payment of corporate tax, etc. after application of tax effect accounting	
Legal effective tax rate	42.05%	Legal effective tax rate	40.69%
(Adjustment)		(Adjustment)	
Items not included in cost of goods sold, such as entertainment costs	0.85%	Items not included in cost of goods sold, such as entertainment costs	0.66%
Proportional residential tax	0.10%	Proportional residential tax	0.11%
Amount of dividends received, etc. not included in gains	△1.48%	Loss on shares of affiliated companies revaluation	3.49%
Others	0.38%	Valuation reserve	7.95%
Payment ratio of corporate tax, etc. after application of tax effect accounting	41.91%	Amount of dividends received, etc. not included in gains	△3.82%
		Others	△0.12%
		Payment ratio of corporate tax, etc. after application of tax effect accounting	48.97%

(Per share information)

FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Net assets per share 197 yen 64 sen Net profit per share 38 yen 5 sen Net profit per share after adjustment of latent shares 38 yen 19sen The Company carried out a two-for-one share split as of August 20, 2004. Further, provided that the share split was carried out at the beginning of the previous consolidated accounting term, the per share information in the previous term is as follows: Net assets per share 180 yen 03sen Net profit per share 10 yen 40sen Net profit per share after adjustment of latent shares 10 yen 36sen	Net assets per share 203 yen 01 sen Net profit per share 27 yen 47 sen Net profit per share after adjustment of latent shares 27 yen 32 sen

(Note) The grounds in calculation of net profit per share and net profit per share after adjustment of latent shares are as follows:

Classification	FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Net profit per share		
Net profit (thousand yen)	2,198,740	1,687,658
Amount not belonging to common shareholders (thousand yen)	16,490	–
(Of which, bonuses to directors by appropriation of earnings)	(16,490)	(–)
Net profit associated with common shares (thousand yen)	2,182,250	1,687,658
Average number of shares issued during term (shares)	56,869,615	61,720,805
Average number of treasury shares during term (shares)	△554,121	△291,789
Average number of shares during term (shares)	56,315,494	61,429,016
Net profit per share after adjustment of latent shares		
Adjustment of net profit (thousand yen)	–	–
Increase in common shares (shares)	822,547	335,948
(Of which, equity warrants)	(735,957)	(315,457)
(Of which, stock options by the pay-back method)	(86,590)	(20,491)
Summary of latent shares not included in calculation of net profit per share after adjustment of latent shares as they do not have the effect of dilution	–	1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (total face amount: 31,000 million yen). The outline of 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants is included in "No .4 Status of Company Submitting the Report, 1 Status of shares, etc., (2) Status of equity warrants, etc."

(Material subsequent events)

FY2004 (From January 1, 20, 2004 to December 31, 2004)	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Granting of equity warrants. The general shareholders meeting held on March 29, 2005 approved the issue of equity warrants by the Company. The equity warrants are issued as stock options under Article 280-20 and Article 280-21 of the Commercial Code with the purpose of bolstering motivation and morale to improve the performance of the Company and the GMO Group. We will issue equity warrants as stock options to directors, auditors, executive advisors, employees and corporate advisors of the Company and the Company's affiliates and directors and employees of major clients of the GMO Group. A summary of the equity warrants is as follows. (1) Recipients of equity warrants Directors, auditors, executive advisors, employees and corporate advisors of the Company and the Company's affiliates and directors and employees of major clients of the GMO Group (2) Total number of equity warrants to be issued The maximum limit of the total number of shares is 3,000 (number of shares associated with the equity warrants per one equity warrant is 100.) (3) Issue price of equity warrants Equity warrants are issued without consideration. (4) Period when equity warrants may be exercised From April 1, 2006 to March 28, 2015	1. Redemption of 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants before maturity by GMO Internet Inc. Following the resolution of the Board of Directors meeting held on February 14, 2006, the Company redeemed the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (with a special agreement that convertible bond-type corporate bonds with equity warrants are in the same rank in a limited way) before maturity. The details are as follows: (1) Issues Redeemed Before Maturity The 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (with a special agreement that convertible bond-type corporate bonds with equity warrants are in the same rank in a limited way) of GMO Internet Inc. (2) Amount Redeemed Before Maturity The entire amount of the total face value of the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrant (with the special agreement that convertible bond-type corporate bonds with equity warrant are in the same rank in a limited way) of GMO Internet Inc. was 31 billion yen (3) Method of Redemption Before Maturity 100 yen per ¥100 par value (4) Period of Redemption Before Maturity: March 17, 2006 (5) Method of Fund Raising for Redemption Before Maturity Bank borrowing 2. Bank Borrowing At the Board of Directors meeting held on March 2, 2006, the Company resolved that it should borrow money from banks for the redemption of the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants before maturity, and implemented such borrowing. The details are as follows: (1) 1) Lender: Aozora Bank 2) Amount of borrowing: 22 billion yen 3) Repayment period: Six months form the date of implementation 4) Date of borrowing: March 16, 2006 5) Security: Shares in the Company's subsidiaries 6) Interest rate: 0.59273%

	(2) 1) Lender: Resona Bank, Limited. Mizuho Bank , Ltd. The Nisshin Fire & Marine Insurance Co., Ltd. The Hyakujushi Bank, Ltd. 2) Amount of borrowing: 6 billion yen 3) Repayment period: Five years form the date of implementation 4) Date of borrowing: March 15, 2006 5) Security: Shares in the Company's subsidiaries 6) Interest rate: 1.13636% (3) 1) Lender: Sumitomo Mitsui Banking Corporation 2) Amount of borrowing: 2.8 billion yen 3) Repayment period: Three years form the date of implementation 4) Date of borrowing: March 16, 2006 5) Interest rate: 0.83%

(4) Attached Detailed List

Details for Securities

Shares

Description			Number of shares (shares)	Appropriate amount based on BS (thousand yen)
Investments in securities	Other securities	ALAN Corporation	80	27,369
		Netage Group, Inc.	100	4,051
		Japan Registry Services Co., Ltd.	180	20,880
		GAME ARTS Co., Ltd.	10	10,000
		eBANK Corporation	30,918	3,041,520
		Slow Group	200	30,000
		Trinity Security Systems Inc.	190	527
		Incubator Bank of Japan, Limited.	8,260	445,744
		Drecom Co., Ltd.	580	22,581
		Jack Holding Co., Ltd.	80	16
		SYNNEX K.K.	14,000	9,520
		JET Securities, Inc.	850	105,619
Total			55,448	3,717,829

[Other]

Type and Issue			Unit of investment, etc. (units)	Appropriate amount based on BS (thousand yen)
Investments in securities	Other securities	No. 6 Softbank IT Fund	1	89,095
		CA-I Investment Business Partnership	10	96,503
		Net Age Venture Fund	5	49,625
Total			16	235,224

Schedule of Tangible Fixed Assets

(Unit: thousand yen)

Type of asset	Balance at end of previous year	Increase in current year	Decrease in current year	Balance at end of current year	Accrued depreciation and amortization at end of current year	Amortization in current year	Balance after depreciation and amortization at end of current year
Tangible fixed assets							
Buildings	66,997	12,422	—	79,419	29,801	6,930	49,617
Structures	800	—	—	800	197	156	602
Vehicles and delivery Equipment	7,120	—	7,120	—	—	847	—
Tools and equipment	118,605	59,705	21,911	156,399	80,849	41,671	75,549
Total Tangible Fixed Assets	193,523	72,127	29,031	236,618	110,848	49,605	125,769
Intangible fixed assets							
Goodwill	554,878	—	—	554,878	221,951	110,975	332,926
Patents	57,142	—	—	57,142	43,452	7,142	13,690
Trademarks	4,554	6,500	—	11,054	3,215	997	7,839
Software	214,410	59,542	49,692	224,260	120,532	44,166	103,728
Software suspense account	75,141	287,435	128,864	233,713	—	—	233,713
Telephone right	38,805	—	—	38,805	—	—	38,805
Right to use facilities	96,265	—	—	96,265	33,888	4,813	62,376
Total of intangible fixed assets	1,041,199	353,478	178,556	1,216,121	423,039	168,095	793,081
Long term prepaid expense	10,567	—	9,979	588	236	154	351

(Notes) 1. The increase in the current year mainly consists of:

- Tools and equipment: Mainly due to 57,405,000 yen for servers
- Software: Mainly due to 55,560,000 yen for Blog system
- Software suspense account: Mainly due to 74,900,000 yen for development costs for the 9199 related system and 116,985,000 yen for development costs for the 1ID system

2. The decrease in the current year mainly consists of:

- Software suspense account: Mainly due to 74,900,000 yen for the retirement of the 9199 related system

Schedule of Capital

Item			Balance at end of previous year	Increase in current year	Decrease in current year	Balance at end of current year
Capital stock (thousand yen)			3,311,130	—	—	3,311,130
Outstanding shares in capital	Common shares	(Shares)	(61,601,988)	(429,390)	(—)	(62,031,378)
	Common shares	(Thousand yen)	3,311,130	—	—	3,311,130
	Total	(Shares)	(61,601,988)	(429,390)	(—)	(62,031,378)
	Total	(Thousand yen)	3,311,130	—	—	3,311,130
Additional paid-in capital and other capital surplus	(Additional paid-in capital) Share premium	(Thousand yen)	5,207,835	30,692	—	5,238,528
	(Other capital surplus) Profit on treasury shares	(Thousand yen)	76,312	38,515	—	114,828
	Total	(Thousand yen)	5,284,148	69,208	—	5,353,357
Legal reserve and voluntary reserve	(Legal reserve)	(Thousand yen)	13,600	—	—	13,600
	(Voluntary reserve) Special reserve	(Thousand yen)	700,000	—	—	700,000
	Total	(Thousand yen)	713,600	—	—	713,600

(Notes) 1. In accordance with a resolution passed at the meeting of the Board of Directors held on August 1, 2005, Solis Corporation became a wholly-owned subsidiary of the Company through a stock swap on September 21, 2005. At this time, 429,390 common shares were issued, and the capital reserve has increased by 30,692,000 yen.

2. The number of treasury shares (common shares) at end of year: 90,746 shares

3. The increase on gains on treasury shares in the current year reflects the disposal of treasury shares with the execution of stock options.

Schedule of allowances

Item	Balance at end of previous term (thousand yen)	Increase in current term (thousand yen)	Decrease in current term (Use for purpose) (thousand yen)	Decrease in current term (Others) (thousand yen)	Balance at end of current term (thousand yen)
Allowance for doubtful debts	288,000	90,114	150,441	—	227,673
Allowance for bonuses	10,538	13,621	10,538	—	13,621
Allowance for investment loss	—	165,372	—	—	165,372

(2) Details of major assets and liabilities

Assets

A. Cash and deposits

Classification	Amount (thousand yen)
Cash	1,325
Deposits	
Ordinary deposits	5,367,571
Specified deposits	18,434
Subtotal	5,386,005
Total	5,387,330

B. Accounts receivable

Breakdown by counterparty

Counterparty	Amount (thousand yen)
MEMBERS (Access business)	411,932
Jword	190,206
Discount-Domain.com Inc.	138,126
OEM business	72,761
Marugoto Server	68,139
Others	178,156
Total	1,059,321

Accounts receivable incurred, and collection and retainment of them

Balance at beginning of term (thousand yen) a	Amount incurred in this term (thousand yen) b	Amount collected in this term (thousand yen) c	Balance at end of this term (thousand yen) d	Collection ratio (%) $\frac{c}{a+b} \times 100$	Retaining period (days) $\frac{\frac{a+d}{2}}{\frac{b}{366}}$
1,337,458	10,417,102	10,458,946	1,059,321	88.98	42.10

(Notes) 1. Under Article 4 of the Telecommunications Business Law, "Confidentiality," we do not provide a breakdown by counterparty.

2. Although we adopt the tax exclusion method in the accounting treatment of consumption tax, etc., the figures above include consumption tax, etc.

C. Inventory

Classification	Amount (thousand yen)
Yumetecho Kumagai style 2006	2,853
Entrepreneurs Club (English)	2,778
Sales promotion goods	1,598
Others	1,597
Total	8,827

D. Shares of affiliated companies

Classification	Amount (thousand yen)
Orient Credit Co., Ltd.	26,498,421
Magclick Inc.	648,958
GMO Payment Gateway, Inc.	557,800
GMO internet securities, Inc.	480,000
GMO HOSTING & SECURITY, INC.	442,921
Others	2,030,818
Total	30,658,919

(3) Other

There is no applicable item.

No.6 Summary of Handling of Shares of the Company Submitting the Report

Account closing date	December 31
Regular general shareholders meeting	Within three months of the day following each closing of the accounts
Base date	December 31
Type of shares	10,000 share certificate, 1,000 share certificate, 500 share certificate, 100 share certificate
Base date for interim dividend	June 30
Number of shares per unit	100 shares
Registration of transfer of shares	
Place of handling	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo Mitsubishi UFJ Trust and Banking Corporation
Transfer agent	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo Mitsubishi UFJ Trust and Banking Corporation
Delivery place	Branch nationwide, Mitsubishi UFJ Trust and Banking Corporation
Name transfer fee	Free
Fee for issue of new certificates	Free
Registration of loss of share certificate	
Fee for application for registration of loss of share certificate	10,000 yen per application
Registration fee of share certificate	500 yen per share certificate
Purchase of shares less than the unit	
Place of handling	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo Mitsubishi UFJ Trust and Banking Corporation
Purchase agent	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo Mitsubishi UFJ Trust and Banking Corporation
Delivery place	Branch nationwide, Mitsubishi UFJ Trust and Banking Corporation
Purchase fee	Free
Name of newspaper post the public announcement	*Nihon Keizai Shimbun* (Note)
Special privilege to shareholders	A discount ticket for services specified by the Company equivalent to 5,000 yen is offered to shareholders included or recorded in the list of shareholders and the effective list of shareholders as of the end of June and December every year.

(Note) At the Board of Directors meeting held on March 29, 2006, it was decided that the Company's method of public announcement would be changed from announcement in the *Nihon Keizai Shimbun* to electronic announcement, and, when electronic announcement cannot be due to unavoidable reasons, such announcements would be made via posting in the *Nihon Keizai Shimbun*.

No.7 Reference Information about the Company Submitting the Report

1. Information about the Parent Company of the Company Submitting the Report, etc.

The Company does not have a parent company.

2. Other Reference Information

The Company has submitted following documents from the commencement of the business term under review to the date of submission of the financial statement report.

(1) Financial statement report and attached documents	Business term (14th term) From January 1, 2004 To December 31, 2004	Submitted to the Head of Kanto Financial Bureau March 30, 2005
(2) Securities registration statement and attached documents	The 1st to 3rd issuances of unsecured convertible bonds (convertible bonds with special contract of the same rank for a fixed period)	Submitted to the Head of Kanto Financial Bureau August 22, 2005
(3) Correctional statement for the Securities registration statement	Correction statement for securities registration statement submitted on August 22 (the above (2)).	Submitted to the Head of Kanto Financial Bureau August 25, 2005
(4) Semiannual report	Business term (15th term) From January 1, 2005 To June 30, 2005	Submitted to the Head of Kanto Financial Bureau September 20, 2005
(5) Extraordinary report	Extraordinary report in accordance with the provision of Section 3, Paragraph 2, Article 19 of the Cabinet Office regulations regarding disclosure of corporate content, etc. (Transfer of Specified Subsidiaries)	Submitted to the Head of Kanto Financial Bureau September 30, 2005
(6) Registration form issued (subscription warrant) and its accompanying documents		Submitted to the Head of Kanto Financial Bureau March 13, 2006

Section 2 Information on Guarantor for the Company Submitting the Report

There is no applicable item.

[Cover Sheet]

[Submitted document]	Revised Shelf Registration Statement
[To be submitted to]	Head of the Kanto Finance Bureau
[Date of Submission]	March 30, 2006
[Company Name]	GMO Internet, Inc.
[Company Name in English]	GMO Internet, Inc.
[Title and Name of Representative Director]	Masatoshi Kumagai, Representative Director and President
[Location of Head Office]	26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo
[Phone Number]	(03) 5456-2555
[Name of Contact Person]	Masashi Yasuda Executive director responsible for administrative sections, Group business strategies, and investor relations
[Nearest Contact Address]	26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo
[Phone Number]	(03) 5456-2731
[Name of Contact Person]	Toshihiko Sugaya, Director and Manager of Group General Affairs Division
[Type of Offered Securities for Shelf Registration]	Warrants
[Filing Date of Self Registration Statement]	March 13, 2006
[Effective Date of Self Registration Statement]	March 21, 2006
[Expiration Date of Self Registration Statement]	March 20, 2008
[Shelf Registration Number]	18 - Kanto 35
[Planned Issue Price]	130,000,000 yen
[Outstanding Amount]	130,000,000 yen
[Suspension Period]	The period in which the shelf registration becomes ineffective due to the submission of this revised shelf registration statement is from March 30, 2006 (the filing date) to March 31, 2006.
[Reason for Submission]	The securities report (for the 15th business term from January 1, 2005 to December 31, 2005) was submitted to the Chief of the Kanto Local Finance Bureau on March 30, 2006. Due to the submission of this securities report, the

	aforementioned document shall become reference material for the shelf registration statement that was submitted on March 13, 2006.
[Place where the report is made available for public inspection]	Tokyo Stock Exchange Inc. (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

[Content of Revisions]

The content of revisions is as written in the Reason for Submission on the cover sheet.

[Cover Sheet]

[Submitted document]	Provisional Report
[To be submitted to]	Head of the Kanto Finance Bureau
[Date of Submission]	April 14, 2006
[Company Name]	GMO Internet, Inc.
[Company Name in English]	GMO Internet, Inc.
[Title and Name of Representative Director]	Masatoshi Kumagai, Representative Director and President
[Location of Head Office]	26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo
[Phone Number]	(03) 5456-2555
[Name of Contact Person]	Masashi Yasuda, Executive director responsible for administrative sections, Group business strategies, and investor relations
[Nearest Contact Address]	26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo
[Phone Number]	(03) 5456-2731
[Name of Contact Person]	Toshihiko Sugaya, Director and Manager of Group General Affairs Division
[Place where the report is made available for public inspection]	Tokyo Stock Exchange Inc. (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

1. Reason for the Submission

As GMO Internet Securities Inc., in which we have a 100% stake, was established on October 28, 2005 and became a specified subsidiary, we are submitting this extraordinary report pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Item 3 of the Ordinance of Cabinet Office Concerning the Disclosure of Corporate Information, Etc.

2. Details of the Report

(1) Name, address, name of the representative, capital amount and details of the business of the company that has become a specified subsidiary.

Name	Address	Name of the representative	Capital amount	Details of the business
GMO internet securities, Inc.	26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo	Hideyuki Takashima, Representative Director and President	480,000,000 yen	Securities business stipulated in the Securities and Exchange Law

(2) Number of voting rights of the specified subsidiary owned by the Company before and after the change and its ratio of voting rights among all shareholders

Item	Before the transfer	After the transfer
The number of voting rights of the Company	—	9,600
Percentage of total number of voting rights	—	100.00%

(3) Reason fort the transfer and the date

Establishment of the Company: October 28, 2005